UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SUMMARY	Pages

                            Individual and Consolidated Financial Statements – March 31, 2019

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
PERFORMANCE REVIEW
In thousands of Brazilian Real - R$, unless otherwise stated

Dear Stockholders:

We present the Performance Review to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended March 31, 2019, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided by the Accounting National Financial System Institutions (Cosif) and the Brazilian Exchange Commission (CVM), that does not conflict with the rules issued by Bacen.

The Condensed Financial Statements in accordance with the International Accounting Standards Board (IASB) for the period ended March 31, 2019, will be disclosed simultaneously, on the website www.santander.com.br/ri.

1) Macroeconomic Environment

In general, prices of Brazilian financial assets ended the first quarter of 2019 at better levels than the ones registered at the end of 2018. The exception was the exchange rate, which weakened marginally versus the US dollar (approximately 0.6%). However, it is important to notice that price dynamics of all assets followed a similar pattern during the period, as they reached levels that were more favorable in the beginning of first quarter than the ones in its end. That is, the year started with a generalized improvement trend in prices of Brazilian financial assets, which was followed by some profit-taking moves as months went by. In most cases – as stated before – the price correction was not enough to reverse the improvement observed in early 2019. Nonetheless, the performance of Brazilian financial asset prices could have been better than the one registered. Santander considers that both domestic and international factors influenced such a trajectory recorded by the Brazilian financial asset prices in the first three months of 2019.

From the international standpoint, the Bank understands that the aggravation of tensions derived from the so-called “Trade War” between China and the US played an important role in the reversal of Brazilian financial asset prices – as the imbroglio may bring collateral damage to all economies in the globe, including the Brazilian one. Besides, Santander remembers that additional evidences indicating that both Chinese and US economies may go through a more intense economic slowdown than previously anticipated by market participants raised concerns among international investors and increased their levels of risk aversion – a backdrop that put pressure over both the Brazilian exchange rate as well prices of its credit-default-swaps. The Bank also thinks it is important to highlight that two developments reinforced the general perception that world economy should face a protracted period of slow economic growth. Namely, a) the imbroglio related to the conclusion of the Brexit – the process of departure of United Kingdom from the European Union – and; b) signals conveyed by the European Central Bank that it would push forward the deadline for granting monetary stimulus to that economy. According to Santander’s appraisal, less auspicious perspectives for the world economy also contributed to the reversal of Brazilian financial asset prices.

As for the domestic environment, the beginning of 2019 was marked by the inauguration of a new federal administration, a factor that reinforced the process of recovery in confidence indicators – both entrepreneurs and consumer ones – which nurtured a climate of optimism among market participants regarding the approval of structural reforms the country needs. In the Bank’s view, these were the reasons behind the substantial improvement observed in the Brazilian financial asset prices in the beginning of the first quarter of 2019. However, as the complexity to get reforms in place became clearer and clearer – difficult negotiations with a very fragmented Congress, difficulties in the initial organization of the new Government, people’s anxiety with fast and concreted deeds, etc – the enthusiasm dwindled and was replaced by caution. In the wake of this mood change, Santander understands that the unfolding of a profit-taking process was something natural, but the Bank considers that the magnitude of price changes should not be considered as an indication of a critical situation.

On top of the on the political front observed, the Bank also verified a new round of frustration with regard to the performance of activity indicators, which provoked a wave of downward reviews in the forecasts for the GDP growth for 2019. Santander ended up recalculating its own projection for the performance of the Brazilian economy during this year and, instead of counting on a 3.0% expansion for the GDP in 2019, now the Bank considers that the most likely scenario is for a 2.3% growth this year. The maintenance of a gradual recovery reinforced favorable dynamics for price indices, with underlying inflation gauges signaling at plenty of room for the Brazilian Central Bank to meet the targets set by the National Monetary Council for the coming years. Consequently, the Bank believed it was created additional maneuvering-room for the Brazilian monetary authority to keep the base interest rate unchanged at the current level of 6.50% pa, without jeopardizing its duty of keeping inflation dynamics compatible with the convergence of current inflation toward targeted levels. As a result, Santander thinks the Selic target rate is likely to remain unchanged until the end of 2020 – previously the expectation was that the base interest rate would stay put until mid-2020.

These forecasts for economic growth, inflation and low interest rate that Santander works with are based upon the assumption that the country will continue to pursue an agenda of structural reforms, mainly on the fiscal front. The Santander restates that the willingness and commitment of the newly-instated administration in pursuing the improvement of the fiscal balance, as well as in keeping sustainable and sensible economic policy guidelines are going to be crucial for allowing the country to reach out social and economic development over time.

2) Performance

2.1) Corporate Net Income

Individual and Consolidated Financial Statements – March 31, 2019       1

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	1Q19	1Q18	annual changes%
Financial Income	20,550.5	19,190.3	7.1
Financial Expenses	(12,556.6)	(11,932.5)	5.2
Gross Profit From Financial Operations (a)	7,993.9	7,257.8	10.1
Other Operating (Expenses) Income (b)	(2,642.4)	(2,416.1)	9.4
Operating Income	5,351.5	4,841.7	10.5
Non-Operating Income	0.5	12.6	-96.2
Income Before Taxes on Income and Profit Sharing	5,352.0	4,854.2	10.3
Income Tax and Social Contribution (a)	(1,376.1)	(1,484.9)	-7.3
Profit Sharing	(468.4)	(466.3)	0.5
Non-Controlling Interest	(92.0)	(83.3)	10.5
Consolidated Net Income	3,415.4	2,819.7	21.1
Excludes goodwill amortizations expenses	69.8	69.4	0.6
Net Income Excluding Goodwill Amortization	3,485.2	2,889.1	20.6

For a better understanding of the results in BRGAAP, below is the Gross Profit from Financial Operations, disregarding the hedge effect (according to item 1):

ADJUSTED GROSS PROFIT FROM FINANCIAL OPERATIONS (R$ Million)	1Q19	1Q18	annual changes%
Gross Profit From Financial Operations	7,993.9	7,257.8	10.1
Income Tax and Social Contribution (hedge)	152.8	150.5	1.6
Adjusted Gross Profit From Financial Operations	8,146.7	7,408.3	10.0

INCOME TAX AND SOCIAL CONTRIBUITION (R$ Million)	1Q19	1Q18	annual changes%
Income Tax and Social Contribution	(1,376.1)	(1,484.9)	-7.3
Income Tax and Social Contribution (hedge)	(152.8)	(150.5)	1.6
Adjusted Income Tax and Social Contribution	(1,528.9)	(1,635.4)	-6.5

a) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches and the Subsidiary Santander Brasil EFC

Banco Santander operates branches in the Cayman Islands and Luxembourg and the subsidiary Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect the after-tax net income.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense  (PIS/Cofins) and income taxes (IR/CSLL), as demonstrated below:

FOREIGN EXCHANGE HEDGE OF THE GRAND CAYMAN AND LUXEMBOURG BRANCHS AND THE SUBSIDIARY SANTANDER BRASIL EFC (R$ Million)	1Q19	1Q18	annual changes%
Exchange Variation - Profit From Financial Operations	225.5	183.9	22.6
Derivative Financial Instruments - Profit From Financial Operations	(396.8)	(350.7)	13.1
Income Tax and Social Contribution	152.8	150.5	1.6
PIS/Cofins - Tax Expenses	18.4	16.3	13.1

b) Other Operating (Expenses) Income

Fees - The highlights are: (a) credit/debit card commission and Acquiring Services, with growth of 20.0% in relation to the same period of the previous year, mainly due to the increase in both card and acquirer services; (b) Current Account Services, an increase of 14.0% in relation to the same period of the previous year, influenced by the increase in the number of active account holders, which grew 43 consecutive months  ; and (c) Insurance Commissions, with an increase of 11.6% in relation to the same period of the previous year, following the credit dynamics.

Individual and Consolidated Financial Statements – March 31, 2019       2

Fees (R$ Millions)	1Q19	1Q18	annual changes%
Asset Management	250.8	251.6	-0.3
Checking Account Services	909.5	797.6	14.0
Lending Operations and Income from Guarantees Provided	324.3	385.5	-15.9
Lending Operations	189.6	229.0	-17.2
Income Guarantees Provided	134.7	156.5	-13.9
Insurance Fees	739.2	662.1	11.6
Cards (Debit and Credit) and Acquiring Services	1,608.9	1,340.2	20.0
Collection	375.4	373.4	0.5
Brokerage, Custody and Placement of Securities	191.7	161.5	18.7
Others	129.0	162.4	-20.6
Total	4,528.8	4,134.3	9.5

General Expenses - Total expenses, which include expenses with personnel, other administrative expenses and expenses with profit sharing, excluding the effects of goodwill amortization, increased by 6.2%, and personnel expenses and profit sharing, increased by 0.4% and other administrative expenses increased by 11.5%, all compared to same period of 2017. Changes in administrative expenses are mainly due to the increase in expenses with data processing, associated with greater transactionality and growth in the customer base and expenses with specialized technical services and third parties, mainly through the contracting of technology services.

General Expenses (R$ Millions)	1Q19	1Q18	annual changes%
Personnel Expenses	(2,319.0)	(2,308.9)	0.4
Other Administrative Expenses, excluding the effects of goodwill amortization	(2,783.1)	(2,496.5)	11.5
General Expenses, excluding the effects of goodwill amortization	(5,102.1)	(4,805.4)	6.2

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$ Millions)	Mar/19	Dec/18	mar/19 vs. dec/18 changes %
Current and Long-Term Assets	791,370.8	794,664.0	-0.4
Permanent Assets	12,308.3	11,155.3	10.3
TOTAL ASSETS	803,679.2	805,819.3	-0.3
Current and Long-Term Liabilities	733,277.6	738,178.6	-0.7
Deferred Income	318.8	337.0	-5.4
Non-Controlling Interest	1,883.3	2,069.9	-9.0
Stockholders' Equity	68,199.5	65,233.7	4.5
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	803,679.2	805,819.3	-0.3

Total assets are mainly represented:

(R$ Millions)	Mar/19	Dec/18	mar/19 vs. dec/18 changes %
Loan Portfolio	310,714.3	305,259.7	1.8
Securities and Derivative Financial Instruments (1)	195,477.2	194,464.7	0.5
Interbank Investments	33,631.7	56,812.2	-40.8
Interbank Accounts	91,670.8	92,442.6	-0.8

(1) Given the provisions of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity, securities classified as held-to-maturity, in the amount of R$11,301.9 million on March 31, 2019 (12/31/2018 - R$11,256.3 million).

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$ Million)	Mar/19	Dec/18	mar/19 vs. dec/18 changes %
Individuals (1)	136,555.8	132,564.9	3.0
Consumer Finance	51,421.3	50,066.4	2.7
Individuals (1)	45,263.8	43,785.4	3.4
Corporate	6,157.5	6,281.0	-2.0
Small and Medium-sized Entities	35,839.1	35,770.0	0.2
Large-sized Entity	86,898.1	86,858.4	0.0
Total Loan portfolio (gross)	310,714.3	305,259.7	1.8
Other Operations with Credit Risk	76,189.5	81,476.1	-6.5
Total Extended Portfolio (gross)	386,903.8	386,735.8	0.0
Allowance for Loan Losses (2)	(18,700.0)	(18,789.1)	-0.5
Total Loan portfolio (net)	368,203.8	367,946.7	0.1

(1)    Including the loans to individual in the consumer finance segment, the individual portfolio reached R$181,819.6 on March 31, 2019 (12/31/2018 – R$176,350.3).

(2)    Includes debentures, FIDC, CRI, promissory notes, promissory notes for placement abroad, assets related to acquiring activities and sureties and sureties.

Individual and Consolidated Financial Statements – March 31, 2019       3

On March 31, 2019, the main highlights were the following segments: (a) "Individuals", which presented growth in both comparison periods, 3.0% compared to December 31, 2018, influenced mainly by the payroll growth, due to the good adherence of the digital channels by the customers and strong commercial dynamics of the network; (b) "Consumer Finance", also with growth in both periods, being 2.7% compared to December 2018; (c) “Small and Medium Companies”, with decrease of 4.5% compared to December 2018, relating to balance transfer on portfolio between the segments small and medium companies and large companies, according with the income adjustment of certain customers, and the seasonality period. The performance of this portfolio can be attributed in parts by platform + Business, focused on vehicles segment.

Delinquency

The over-90 delinquency ratio reached 3.1% of the total credit portfolio on March 31, 2019, remaining stable in relation to December 31, 2018 (3.1%). The ratio remains at a controlled level, as a result of the risk management and assertive models of Banco Santander.

Allowance for loan losses represents 6.0% of the loan portfolio on March 31, 2019, 6.2% on December 31, 2018.

The allowance for loan losses expenses, net of revenues with recovery of loans previously written off for the period ended on March 31, 2019 is R$2,567.7 million and R$2,738.7 million in 2018, increasing 6.2%.

2.4) Funding by Customers

FUNDING BY CUSTOMERS (R$ Millions)	Mar/19	Dec/18	mar/19 vs. dec/18 changes %
Demand Deposits	17,939.8	18,831.6	-4.7
Saving Deposits	46,211.2	46,068.3	0.3
Time Deposits	185,095.9	184,098.3	0.5
Debentures/LCI/LCA/LIG (1)	48,954.5	46,366.1	5.6
Treasury Bills/Structured Operations Certificates	38,080.5	36,889.3	3.2
Total Funding	336,281.9	332,253.7	1.2

(1)  Debentures repurchase agreement, Real Estate Credit Notes (LCI), Agribusiness Credit Notes (LCA) and Guaranteed Real State Credit Notes (LIG).

The total funding resources increased 1.2%, compared to December 2018, with steady and more pronounced Time Deposit growth in Debentures.

2.5) Issuance of Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance was in the form of Notes issued in US dollars, US$2,5 Billion, for payment in Tier I and Tier II of Reference Equity. The offer of these notes was made outside Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander Spain, controlling shareholder of Banco Santander Brasil. On the same date, the Board of Directors approved the redemption of the Tier I and Tier II notes issued on January 29, 2014, in the total amount of U$ 2,5 billion.

The specific characteristics of Notes issued to make up Tier I are: (a) Principal: US$1,250 Billion (b) Interest Rate: 7.25% p.a; (c) no maturity (perpetual); (d) Periodicity of payment of interest: semiannually from May 8, 2019.

The specific characteristics of Notes issued to make up Tier II are: (a) Principal: US $ 1,250 Billion; (b) Interest Rate: 6.125% p.a.; (c) Maturity Term: on November 8, 2028; and (d) Periodicity of payment of interest: semiannually, as of May 8, 2019.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value.

Individual and Consolidated Financial Statements – March 31, 2019       4

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Company or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Tier I and Tier II of Banco Santander's Referential Equity, as of that date, as well as the repurchase of the notes issued on January 29, 2014.

2.6) Stockholders’ Equity

On March 31, 2019, Banco Santander consolidated stockholders’ equity presented an increase of 4.5% compared to December, 2018.

The variation in the Stockholders' Equity balance between March 31, 2019 and 2018 was, mainly, due to the negative variation of the asset valuation adjustment (securities and derivative financial instruments) in the amount of R$648.3 million and the net income for the period in the amount of R$3,514.4 million and reduced, mainly, by the established of Interest on Capital in the amount of R$1 billion.

Treasury Shares

In the meeting held on November 1, 2018, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 1, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,753,760 Units, representing 37,753,760 common shares and 37,753,760 preferred shares, or the ADRs, which, on December 31, 2018, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2018, the Bank held 362,227,661 common shares and 390,032,076 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 6, 2018, and will expire on November 5, 2019.

	Mar/19	Dec/18
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the fiscal year	13,317	1,773
Shares Acquisitions	3,338	15,816
Payment - Share-based compensation	(3,026)	(4,272)
Treasury shares at end of the fiscal year	13,629	13,317
Subtotal - Treasury Shares in thousands of reais	R$ 520,267	R$ 460,550
Emission Costs in thousands of Reais	R$ 2,410	R$ 882
Balance of Treasury Shares in thousands of reais	R$ 522,677	R$ 461,432
Cost/Share price	Units	Units
Minimum cost	R$ 7.55	R$ 7.55
Weighted average cost	R$ 30.69	R$ 28.59
Maximum cost	R$ 49.55	R$ 43.84
Share price	R$ 43.97	R$ 42.70

In the period ended March 31, 2019 and 2018, there were highlights of Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	Mar/19	Mar/18
Interest on capital	1,000.0	600.0
Total	1,000.0	600.0

2.7) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher than the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for PR in 2018 was 11.0%, composed of 8.625% of Reference Equity Minimum plus 1.875% of Capital Conservation Additional. Considering this additional, PR Level I increased to 8.375% and Minimum Principal Capital to 6.875%.

Individual and Consolidated Financial Statements – March 31, 2019       5

For the base year 2019, the PR requirement remains at 10.5%, including 8.0% of Minimum of Reference Equity and a further 2.5% of Capital Conservation Additional. The PR Level I reaches 8.5% and the Principal Capital Minimum 7.0%.

The Basel ratio is determined in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown bellow:

BASEL INDEX %	Mar/19	Dec/18
Tier I Regulatory Capital	65,272.2	61,476.7
Principal Capital	60,261.0	56,581.5
Supplementary Capital	5,011.1	4,895.2
Tier II Regulatory Capital	4,989.4	4,887.2
Regulatory Capital (Tier I and II)	70,261.6	66,363.9
Credit Risk	368,652.7	358,955.6
Market Risk	40,200.4	39,231.8
Operational Risk	46,527.0	42,375.6
Total RWA	455,380.1	440,563.0
Basel I Ratio	14.3	14.0
Basel Principal Capital	13.2	12.8
Basel Regulatory Capital	15.4	15.1

2.8) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended March 31, 2019 for the main subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership / Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	45,513.2	2,450.4	369.3	40,453.5	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	24,749.4	2,296.6	131.2	0.0	100.00%
Santander Leasing S.A. Arrendamento Mercantil	7,132.9	5,790.0	46.3	1,882.0	99.99%
Banco Bandepe S.A.	5,219.0	4,165.8	124.9	0.0	100.00%
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,597.3	3,432.3	-0.5	1,570.5	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	2,830.9	2,665.7	107.9	0.0	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,012.7	617.8	22.2	0.0	100.00%

 (1) Includes Leasing portfolio and other loans.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM that does not conflict with the rules issued by Bacen, without disposal related party transactions.

3) Other Events

3.1) Post-employment Benefit Plan

On June 30, 2018, there was an increase in the cost contribution established in the Post-Employment Benefit Plan, which is calculated as a percentage of the total monthly compensation of members. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The changes proposed in the Post-Employment Benefit imply a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

3.2) Recoverable Value Assessment

In the first half of 2018, Banco Santander recognized impairment losses in the amount of R$341 million on intangible assets in the acquisition and development of systems. The loss was recorded based on the performance of technical analysis, which demonstrated a significant reduction in expected future economic benefits on these assets.

3.3) Opening of the branch in Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Central Bank to set up an agency in Luxembourg with a capital of US $ 1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Luxembourg Minister of Finance on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

Individual and Consolidated Financial Statements – March 31, 2019       6

3.4) Adhesion to Tax Debt Installment Programs

In October 2017, the Bank also joined the Incentive Payment Programs and Installments issued by the cities Rio de Janeiro and São Paulo. Accessions to the programs include lawsuits and administrative proceedings related to ISS of the periods from 2005 to 2016, in the total amount of R$293 million. As a consequence were registered income of R$435 million.

Adherence to the program included administrative proceedings related to IRPJ, CSLL and Social Security Contributions referring to the base periods from 1999 to 2005, in the total of R$534 million, after the benefits of the installment program, of which R$192 million was paid in August 2017 and R$300 million in January 2018.

3.5) Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Put option of equity interest in Banco Olé Bonsucesso Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Aymoré CFI. The closing of the transaction is conditioned to implementation of the proceedings set forth in the Investment Agreement.

b) Acquisition of residual equity interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Minority shareholders of Getnet S.A. executed an amendment to the Shares’ Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander commits to acquire all of the Minority shareholders’ shares, corresponding to 11.5% of Getnet S.A. capital stock, per the amount of R$1,431,000. The acquisition was approved by Bacen on February 18, 2019 and closed on February 25, 2019, as a consequence, Santander Brasil has become the holder of 100% of the shares representatives of the capital stock of Getnet S.A.

c) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade will act in the development and management of customer loyalty programs. On November 26, 2018, Esfera Fidelidade had its capital stock increased in the amount of R$10,000, amounting the full share capital of R$10,000, divided into 10,001,000 (ten million and one thousand) nominative common shares without par value, entirely held by Banco Santander. The company started its operation in November 2018.

d) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A., through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors.

e) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios, with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards.

In the EGM held on August 1, 2018, BEN Benefícios had its capital increased in R$ 45,000, passing the capital stock to the amount of R$ 45,001, divided into 45,001,000 (forty-five million and one hundred thousand) registered common shares without par value, fully owned by Banco Santander.

In the EGM held on March 27, 2019, Santander Brasil approved the capital increase in the amount of R$44,999, totalizing R$90,000 of capital stock distributed into 90,000,000 (ninety million) common shares without par value, fully held by Santander Brasil.

BEN Benefícios started its activities in the first quarter of 2019.

f) Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A.

On February 19 and 28, 2018, Banco Santander purchased, respectively, the totality of shares of Isban Brasil, formerly held by Ingeniería de Software Bancário, S.L., and of Produban Serviços de Informática, formerly held by Produban Servicios Informáticos Generales, S.L., for the amount of R$61,078 and R$42,731, respectively. The parties involved in the transactions had Banco Santander, S.A. (Santander Spain) as common indirect controller, being such transactions carried-out under market conditions. At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33,000, through the issuance of 11,783,900 (eleven million, seven hundred and eighty-three thousand and nine hundred) shares, without par value, entirely subscribed and paid in by Banco Santander. On February 28, 2018, the company Isban Brasil was merged into Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática had its corporate name changed to Santander Brasil Tecnologia S.A. In continuity, on February 28, 2018, Produban Servicios Informáticos Generales, S.L. (currently named Santander Global Technology, S.L.) approved the merger of the spin-off share of Produban Serviços de Informática into Produban Brasil Tecnologia e Serviços de Informática Ltda. (currently named Santander Global Technology Brasil Ltda.).

Individual and Consolidated Financial Statements – March 31, 2019       7

g) Sale of equity interest in BW Guirapá I S.A.

On December 22, 2017, Santander Corretora de Seguros, Cia. de Ferro Ligas da Bahia - Ferbasa SA and Brazil Wind S.A. executed agreement for the sale of 100% of the shares issued by BW Guirapá I S.A. held by Santander Corretora de Seguros and Brazil Wind to Ferbasa. The basic price of the total sale was R$414,000, and an additional amount of up to R$35,000 may be paid if future targets stipulated in the Contract are met. As of January 1, 2018, this investment was written-off and, as a consequence, the assets and liabilities of BW Guirapá I and its subsidiaries were no longer consolidated by Banco Santander. On April 2, 2018, the transaction was concluded (Note 36).

h) Formation of Santander Auto S.A.

On December 20, 2017, Banco Santander and HDI Seguros S.A. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, 2018 the partnership was approved by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), on April, 30, 2018, was approved by the Brazilian Central Bank and, on May, 15, 2018, SUSEP's prior approval was obtained. On October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Investments and Participations S.A., Sancap and HDI Seguros formed Santander Auto S.A., with capital of R$15,000. On January 9, 2019, Susep granted to Santander Auto the authorization to operate insurance throughout national territory.

i) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito, were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. In the EGM held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285,205, so that the capital stock increased from R$65,823 to R$351,028. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

j) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai and an insurance brokerage company with the purpose to provide, respectively, auto finance and financial and insurance brokerage services to clients and dealers of Hyundai in Brazil.

On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré CFI and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré CFI and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A., as well as the capital stock increase in R$99,995, passing to the amount of R$100,000, divided into 100,000,000 (one hundred million) nominative common shares without par value. On December 13, 2018, the incorporation procedure of Banco Hyundai Capital Brasil S.A. was concluded.

In the EGM held on February 19, 2019, the shareholders of Banco Hyundai approved the capital increase in the amount of R$200,000, summing the total value of R$300,000 distributed into 300,000,000 (three hundred million) common shares without par value, held in the proportion of 50% by Aymoré CFI and 50% by Hyundai Capital.

On February 21, 2019, the authorization to operate  granted by Bacen for the functioning of Banco Hyundai was published in the Federal Official Gazette. The expectation is that Banco Hyundai will start to operate in the first semester of 2019, being set that Aymoré CFI holds the effective operational control of this entity.

k) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by Bacen on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by Bacen on January 22, 2019. The company started its operations on March 14, 2019.

Individual and Consolidated Financial Statements – March 31, 2019       8

4) Strategy

Banco Santander Brasil is the only international bank with scale in the country. The Bank is convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. Our actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

•         Increase customer preference and loyalty by offering targeted, simple, digital and innovative products and services through a multi-channel platform.

•         Generate results in a sustainable and profitable manner, with greater revenue diversification, aiming to strike a balance between loans, funding and services, while maintaining a preemptive risk management approach and rigorous cost control.

•         Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities.

•         Achieve profitable market share gains through our robust portfolio, optimize the ecosystem and launch new ventures consistently improving the customer experience.

In the first quarter of 2019, the Bank was able to maintain recurring earnings generation, with outstanding profitability. The customer base continued to show steady growth, thanks to improved service to our customers, thereby allowing us to achieve profitable market share gains. At the same time, the Bank reached the highest level of engagement among our employees, which contributes to the sustainability of our business. These factors, allied to our strong capital and liquidity base, place us in a prime position to capture market opportunities.

People

The Bank continue to work on our strategic fronts, such as promoting collaboration, encouraging employee empowerment and horizontal management. The Bank highlight the following accomplishments in the past quarter:

The Bank reached the highest level of engagement, 92%, an increase of 4 p.p. compared to the previous year. In addition, 96% of employees feel proud to work at Santander.

Elected Company of the Year for Diversity by “Exame” magazine at the 2019 Diversity Forum, in partnership with the Ethos institute.

2nd place on LinkedIn’s Top Companies which ranks the most sought-after places to work for professionals in Brazil. The rise of 19 spots in the ranking over twelve months reflects the effectiveness of our talent attraction and retention strategies.

Our first blood donation campaign of 2019: The Bank hit 88% of the donation volume of the country's main blood bank, with the potential to save more than 33,000 lives.

My Place: internal mobility program with the purpose of encouraging employees to take charge of their careers and stimulating meritocracy. In its first year, the portal had more than 500,000 views.

Customer loyalty:

Our customers have acknowledged the enhancements in service and experience, which has led our NPS (Net Promoter Score) to remain on an upward trend, reaching 59 points this quarter, up 10 points YoY.

For the first time, the Bank was recognized by the EXAME/IBRC customer service ranking, reaching 1st place in customer service in the banking sector in 2018.

The customer base continues to enjoy solid expansion, highlighted by active account holders, who have been growing for the last 46 consecutive months.

Retail

Cards: our robust portfolio enables us to keep gaining market share in the loan portfolio, which reached 13.3%¹ in the quarter (+1.0 p.p. YoY - Source: Brazilian Central Bank, as of February/19), while our total card turnover expanded by 20% YoY. We launched Santander's credit plan for card customers, who can choose to make installment payments directly in the POS in as many as 36 installments, at competitive interest rates. The ability to purchase goods and services in installment payments aims to stimulate card turnover and foster customer loyalty. Santander Pass, our wristband for contactless payments using NFC technology, is now also available with the Visa brand and, in partnership with fashion retailer Osklen, we introduced Santander Pass Osklen. It is also worth mentioning that we have strengthened the Way app with: (i) the account opening functionality for single-product retailers; (ii) the possibility to pay the card bill in installments for current account holders; and (iii) the release of Santander ID for single-products retailers, thus reinforcing security.

Individual and Consolidated Financial Statements – March 31, 2019       9

Payroll Loans: our market share in the loan portfolio climbed by 10.2%, +1.4 p.p. YoY (Source: Brazilian Central Bank, as of February/19). Digital channels are one of our main credit origination vehicles. This quarter, the number of contracts generated via these channels saw a 27% QoQ rise.

Real Estate: the real estate portal provides more efficiency and agility. An example of that is the reduction in the average lead time for contracts by 43% compared to the previous year. This product remains one of the highlights in Retail, contributing to expand our loan portfolio.

Agro: our service model, with specialized Agro stores and managers exclusively dedicated to rural producers, has proven to be an important strategic component to maximize our role in the sector. This countryside expansion process is in line with our goal of being the best agribusiness bank in the country. Thanks to the increased number of account openings and loan portfolio growth, the Bank has experienced stronger results. In the issuance of agribusiness credit notes (“LCA”), our market share hit 8.5%, +2.8 p.p. YoY (Source: Brazilian Central Bank, as of February/19).

Getnet: The Bank continues with the strategy of offering physical and digital services, including for the e-commerce segment. This quarter, the Bank initiated an unprecedented offering for SuperGet, focused on individuals and individual microentrepreneurs, which includes payment of receivables in two business days and unification of debit and credit transaction fees. This innovative offering brings more transparency to our customer relationships and puts us in a competitive position to increase our presence in this dynamic market. It is worth noting that this product has the option of integrating with Superdigital, our digital account, to facilitate the payment of receivables. Our market share reached 12.3%² (+1.3 p.p. YoY), while total revenue climbed by 16% YoY in 1Q19, maintaining a double-digit growth rate. (Source: ABECS – “Monitor Bandeiras”, as of 4Q18).

SME: The Bank launched the “MEI” account for individual microentrepreneurs, a value offer that includes opening a business current account, access to credit, including the possibility of obtaining microcredit through Prospera, and acquisition of SuperGet at competitive prices. This is an example of integration and cross-selling between businesses that, together with other offers, places us in a good spot to capture opportunities in this segment. The market share in the loan portfolio reached 8.1%¹ (+ 0.3 p.p.), driven by customer base growth and greater loyalty.

Strengthening leading businesses

Consumer Finance: the Bank is the leaders in the sector, with a market share of 23.5%, +0.1 p.p. in twelve months (Source: Brazilian Central Bank, as of February/19. Total market share in vehicles (considering individuals and companies). The Bank attributes this performance to the innovations, partnerships and commercial service. As of this quarter, the Bank is also analyzing the financing documentation on weekends, with the possibility of clearing the vehicle on the same day, providing agile payment to dealerships.

Webmotors: The first phase of the Cockpit tool, which took place primarily in 2018, achieved good results, with high adherence of our dealership base. Now, our actions are focused on fine-tuning the tool and its integration with the bank. With this in mind, the Bank held the first edition of the “Mega Sale” promoted by Webmotors, in partnership with Santander Financiamentos, which generated 40% more leads for participating dealerships. Moreover, the Bank started the “autoguru” pilot, which already includes pricing in inventory acquisition, as well as quality rating alongside suggested sales prices.

Santander Corporate & Investment Banking (SCIB) – The Bank is still recognized as leaders:

Financial advisory for financing and concession auctions and finance structuring, according to Anbima (Financial Advisory – leadership since 2008, ANBIMA 2017) advisor in Americas and Project Finance (MLA) in LATAM according to Dealogic (Dealogic as of 2018).

In the foreign exchange market according to the Brazilian Central Bank (Cumulative figures from January to March 2019).

Innovations

Natura partnership: The Bank partnered with the country's first direct sales company to offer fully digital banking services to its sales consultants. In addition to traditional services, such as current account, cash transfer and withdrawal, it includes SuperGet with special conditions and access to the Prospera microcredit program via the app itself. This initiative is in line with our commitment to financial education, stimulating social transformation in the areas where the Bank operates through innovative solutions (SuperGet, Superdigital and Prospera Microcredit).

Santander Box: a new, more compact store model for high-flow locations, focusing primarily on potential customers in the Special segment. The objective is to offer fast financial solutions, such as account opening, card sales and SuperGet, among others. In this phase of the pilot program, the Bank inaugurated the first Santander Box in downtown Rio de Janeiro, with extended hours – and it is already showing significant results. This initiative contributes to increase our customer base in an innovative way.

Individual and Consolidated Financial Statements – March 31, 2019       10

New Ventures

Ben, which operates in the benefits industry, continued to make progress partnering with establishments. The proposal is to offer a better experience for end-customers, in addition to making partnerships with companies’ HR departments and commercial establishments. The Bank see potential synergies with the wholesale, SME and individuals segments, as well as with Getnet.

Pi, our digital investment platform, was made available to the general public this quarter, and the Bank expects to capture investors looking for more autonomy and practicality in the purchase of investment products.

Sustainability

The Bank continues to hold the leadership in microcredit through the the Prospera program, whose loan portfolio grew 63% YoY in March 2019 and reached R$ 730 million.

Volunteering financial guidance: on Saturdays, at our branches, the Bank will promote lectures and individual service for customers and non-customers, as the Bank believe that he can help people prosper. There will be no commercial activity in this action, and it will be executed through our network of volunteer employees.

In Higher Education, which is an important lever for our customer base, the Bank has, in addition to the financial offer, a non-financial offer based on training, employment and entrepreneurship. The Bank has already awarded over 14,200 scholarships in Brazil since 2015.

The Bank introduced the #Desplastify commitment to eliminate, still this year, tons of fast-use plastic across the Bank.

The Bank received AA rating in the MSCI ESG Ratings assessment.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

1)   Last updated November 29, 2018.

2)   Last updated February 18, 2019.

6) Corporate Governance

The Board of Directors of Banco Santander has met and resolved:

On April 29, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Consolidated Financial Statements of Banco Santander, prepared in accordance with the International Financial Reporting Standards (IFRS), respect to the period ended March 31, 2019.

On March 27, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$1 billion, for payment as of April 29, 2019, without any indexation.

On March 27, 2019, to acknowledge the resignation of Mr. Fernando Carvalho Botelho de Miranda to the position of Officer without specific designation, as well as to approve the appointment of the following member to be part of the Board of Officers, as Officers without specific designation: Mr. Daniel Fantoni Assa; Mrs. Elita Vechin Pastorelo Ariaz; Mr. Franco Luigi Fasoli; Mr. Jran Paulo Kambourakis and Mr. Roberto Alexandre Borges Fischetti.

Individual and Consolidated Financial Statements – March 31, 2019       11

On March 20, 2019, to approve the 20-F Form of Banco Santander referred to the fiscal year ended December 31, 2018.

On February 25, 2019, to approve the Consolidated Financial Statements of Banco Santander referred to the fiscal year ended December 31, 2018, prepared in accordance with the International Financial Reporting Standards (IFRS).

On January 29, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, respect to the fiscal year ended December 31, 2018.

7) Risk Management

On February 23, 2017, Bacen published CMN Resolution 4,557, which provides for the risk and capital management structure (GIRC) and entered into force 180 days from the date of its publication. The resolution highlights the need to implement an integrated risk and capital management framework, definition of integrated stress testing program and Risk Appetite Statement (RAS), constitution of Risk Committee and appointment of director for management and director of capital. Banco Santander is continuously and progressively developing necessary actions aiming at adherence to the resolution. We haven´t identified relevant impacts resulting from this standard up to the date of publication of this note.

For further information, see explanatory note nº 35 of this publication.

Structure of Capital Management

Banco Santander’s structure of capital management has a robust governance framework that supports the process related to this theme and establishes the attributions of each teams involved. Furthermore, there is a clear definition that should be adopted to effective capital management. More details can be consult in “Structure Capital and Risk Management”, available on Investor Relations website.

Internal Audit

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit is a permanent function, independent of any other functions or units, whose objective is to provide the Management Body and the senior management with independent assurance on the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thereby helping to protect the company’s value, solvency and reputation. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

In order to perform its duties and reduce coverage risks inherent to Banco Santander's activities, the Internal Audit area has internally developed tools that are updated when necessary. These include the risk matrix, used as a planning tool, prioritizing each unit’s risk level, considering, among others, its inherent risks, the last audit rating, level of compliance with recommendations and their size.  The work programs, which describe the audit tests to be performed, are reviewed periodically.

The Audit Committee and the Board of Directors favorably reviewed and approved the work plan of the Internal Audit for the year 2019

In the first quarter of 2019, internal control procedures and controls on the information systems of the selected units were evaluated according to the work plan for the year, considering the effectiveness of the design and its operation. The Internal Audit informed the Audit Committee and the Board of Directors about the conclusions of the works done during that period, according to its annual plan.

8) People

When the discussion is about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a decisive factor in making the Bank in the best bank for clients and the best company for employees.

Employees are the strongest link between the Bank and clients and so, day after day, Banco Santander enhances their management practices because it knows that only with dedicated employees, well trained and with full professional development, the Bank will manage to get more and better clients, satisfied, proud to do business with Banco Santander and the Santander brand.

The daily performance of Banco Santander with clients, employees, stockholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and their way of act.

Individual and Consolidated Financial Statements – March 31, 2019       12

The Bank has a talented team of 48,232 employees only in Brazil. The Bank seeks professionals who identified with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet client’s needs and preferences) and Fair (promoting business and relationships that are good for clients, stockholders, employees and society). In addition to identifying with the culture, the Banco Santander's employees act in their day to day aligned to it.

9) Sustainable Development

Santander’s Sustainability Strategy is based on three pillars: (i) Efficient and strategic use of Natural Capital, (ii) Potential Development and (iii) Resilient and Inclusive Economy. The Bank's vision of the future, through these pillars, is to support Brazilian society in its transformation to Brazil of the 21st Century, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and business.

We remained for the ninth consecutive year in the portfolio of the Corporate Sustainability Index (ISE) of B³ and in 2019; the Guia EXAME of Diversity as the company of the year and the financial institution with the best practices of inclusion and diversity of the national market recognized us. Also in 2019, we received a rating of AA (on a scale of AAA-CCC) in the MSCI ESG Ratings assessment.

In Social and Environmental Business, we disbursed R$340,5 million in the first quarter of 2019. With Prospera Santander Microcredit we generated approximately R$396 million of production (69% more than the same period of 2018).

Through Santander Universities, we have awarded more than 440 study grants in the first quarter, from the Santander University-Business Program, where Banco Santander contributes a scholarship of R$700 to help the student in the payment of monthly fees and/or related costs, and of own programs, carried out directly with the University.

The Amigo de Valor Program allows Banco Santander, as well as our employees and clients, to direct part of the income tax due directly to the Funds for the Rights of Children and Adolescents. In 2018, this program raised funds totaling more than R$13 million, which were directed to 67 projects in Brazil.

We also launched the Plastic Free project whose initial goal is to reduce the consumption of single use plastic (cups and bottles) in our administrative buildings and until 2020 to impact all bank agencies.

We publish the Bank's Non-Financial Indicators Section that follows local and international guidelines, such as the Global Reporting Initiative (GRI), the International Integrated Reporting Council (IIRC) and the Brazilian Association of Public Held Companies (ABRASCA). The main purpose of the Section is to highlight our responsible internal management and the way in which we promote the transformation of society by the business.

10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with the Instruction of the Securities Commission 381/2003, Banco Santander informs that in the period ended March 31, 2019, PricewaterhouseCoopers did not provide services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include an evaluation of the work performed, covering any service that is not independent of the Financial Statements of Banco Santander and its subsidiaries. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. The acceptance and provision of professional services not related to the external audit in the period ended March 31, 2019 did not affect the independence and objectivity in conducting the external audits carried out in Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive

(Authorized at the Meeting of the Board of April 29, 2019).

Individual and Consolidated Financial Statements – March 31, 2019       13

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the interim balance sheets of Banco Santander (Brasil) S.A. ("Bank") as at March 31, 2019, and the related income statements, statements of changes in stockholders’ equity and cash flows statements for the quarter then ended, as well as the interim consolidated balance sheets of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated") as at March 31, 2019, and the related consolidated income statements, statements of changes in stockholders’ equity and cash flows statements for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements referred to above do not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A., and Banco Santander (Brasil) S.A. and its subsidiaries as at March 31, 2019, their financial performance and its cash flows for the quarter then ended, as well as their consolidated financial performance and its cash flows for the quarter then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Other Matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the quarter ended March 31, 2019, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the interim financial statements taken as a whole.

São Paulo, April 29, 2019

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Accountant CRC 1SP127241/O-0

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Individual and Consolidated Financial Statements – March 31, 2019       14

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated.

		Bank		Consolidated
	Notes	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Current Assets		487,967,086	495,071,546	515,322,355	523,287,889
Cash	4	9,278,518	11,358,459	9,516,113	11,629,112
Interbank Investments	5	62,238,480	86,464,685	33,195,821	56,375,289
Money Market Investments		27,291,708	45,325,687	27,291,708	44,825,827
Interbank Deposits		32,800,445	33,270,931	3,756,928	3,680,810
Foreign Currency Investments		2,146,327	7,868,067	2,147,185	7,868,652
Securities and Derivative Financial Instruments	6	72,086,326	77,244,185	86,864,883	90,103,130
Own Portfolio		32,460,022	36,212,955	40,821,271	41,916,648
Subject to Repurchase Commitments		33,946,676	36,382,807	28,459,466	32,252,210
Derivative Financial Instruments		4,243,413	4,109,455	12,354,970	12,206,228
Deposited in the Central Bank		4,665	5,071	4,665	103,604
Privatization Currencies		586	667	586	667
Pledged in Guarantees		1,430,964	533,230	5,223,925	3,623,773
Interbank Accounts	7	82,395,760	79,563,879	91,389,482	92,161,239
Payments and Receipts Pending Settlement		10,990,112	9,902,862	19,514,567	22,036,377
Restricted Deposits:		71,372,600	69,625,970	71,853,739	70,103,002
Central Bank Deposits		71,369,878	69,625,795	71,851,017	70,102,827
National Housing System (SFH)		2,722	175	2,722	175
Interbank Transfers		11,872	13,187	-	-
Correspondents		21,176	21,860	21,176	21,860
Lending Operations	8	81,251,086	74,689,851	107,077,421	100,432,401
Public Sector		27,737	162	27,737	162
Private Sector		84,798,595	78,890,129	111,588,448	105,386,559
Lending Operations Assignment		-	-	13,972	17,912
(Allowance for Loan Losses)	8.f	(3,575,246)	(4,200,440)	(4,552,736)	(4,972,232)
Leasing Operations	8	-	-	1,213,595	1,215,740
Private Sector		-	-	1,237,673	1,239,421
(Allowance for Lease Losses)	8.f	-	-	(24,078)	(23,681)
Other Receivables		179,040,871	164,105,338	183,902,218	169,226,857
Credits for Avals and Sureties Honored		173,505	57,723	173,505	57,723
Foreign Exchange Portfolio	9	123,463,842	105,683,300	123,463,842	105,683,300
Income Receivable		2,454,777	2,112,919	2,147,333	1,927,635
Trading Account	10	1,759,785	1,628,363	2,064,176	1,910,791
Deferred Taxes	11	6,861,633	7,502,420	7,738,256	8,372,900
Others	12	45,130,661	47,846,548	49,186,396	52,068,793
(Allowance for Other Receivables Losses)	8.f	(803,332)	(725,935)	(871,290)	(794,285)
Other Assets		1,676,045	1,645,149	2,162,822	2,144,121
Other Assets		1,226,809	1,235,921	1,582,593	1,601,986
(Allowance for Valuation)		(170,000)	(161,942)	(223,408)	(217,497)
Prepaid Expenses		619,236	571,170	803,637	759,632

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – March 31, 2019       15

			Bank		Consolidated
	Notes	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Long-Term Assets		258,278,352	253,043,465	276,048,494	271,376,071
Interbank Investments	5	27,538,067	28,031,980	435,845	436,942
Interbank Deposits		27,538,067	28,031,980	435,845	436,942
Securities and Derivative Financial Instruments	6	105,382,601	98,229,938	108,612,268	104,361,551
Own Portfolio		27,840,113	22,599,399	29,052,181	26,253,702
Subject to Repurchase Commitments		56,898,392	53,815,465	56,735,237	53,601,206
Derivative Financial Instruments		6,891,850	5,782,175	6,925,818	5,820,767
Deposited with the Central Bank		614,477	1,444,136	614,477	1,444,136
Privatization Currencies		688	779	688	779
Pledged in Guarantees		10,510,929	12,511,388	12,657,715	15,164,365
Securities Obtained from Commitments with Free Mover		2,626,152	2,076,596	2,626,152	2,076,596
Interbank Accounts	7	281,332	281,332	281,332	281,332
Restricted Deposits:		281,332	281,332	281,332	281,332
National Housing System (SFH)		281,332	281,332	281,332	281,332
Lending Operations	8	94,943,351	94,654,519	129,256,089	127,327,245
Public Sector		23,971	583,968	23,971	583,968
Private Sector		106,686,537	105,266,028	141,867,556	138,961,203
Lending Operations Related to Assignment		-	-	-	4,880
(Allowance for Loan Losses)	8.f	(11,767,157)	(11,195,477)	(12,635,438)	(12,222,806)
Leasing Operations	8	-	-	1,366,200	1,287,060
Public Sector		-	-	274	156
Private Sector		-	-	1,412,049	1,333,502
(Allowance for Lease Losses)	8.f	-	-	(46,123)	(46,598)
Other Receivables		29,901,360	31,426,963	35,735,962	37,146,216
Receivables for Guarantees Honored		344,787	486,323	344,787	486,323
Foreign Exchange Portfolio	9	-	1,690,088	-	1,690,088
Income Receivable		117,446	146,813	117,446	146,813
Deferred Taxes	11	16,489,059	16,945,139	18,932,033	19,291,180
Others	12	13,409,972	12,770,902	16,911,998	16,261,333
(Allowance for Other Receivables Losses)	8.f	(459,904)	(612,302)	(570,302)	(729,521)
Other Assets		231,641	418,733	360,798	535,725
Temporary Assets		1,622	1,622	1,631	1,631
(Allowance for Losses)		(1,622)	(1,622)	(1,631)	(1,631)
Prepaid Expenses		231,641	418,733	360,798	535,725

Permanent Assets		33,010,393	30,896,503	12,308,333	11,155,329
Investments		23,595,551	21,491,544	348,941	337,589
Investments in Affiliates and Subsidiaries:	14	23,574,784	21,470,777	328,104	316,752
Domestic		20,142,494	17,939,824	328,104	316,752
Foreign		3,432,290	3,530,953	-	-
Other Investments		45,064	45,064	50,717	50,717
(Allowance for Losses)		(24,297)	(24,297)	(29,880)	(29,880)
Fixed Assets	15	5,916,949	5,825,407	6,577,992	6,498,492
Real Estate in Use		2,470,204	2,470,204	2,670,807	2,670,804
Others Fixed Assets		12,827,531	12,491,165	14,141,153	13,816,379
(Accumulated Depreciation)		(9,380,786)	(9,135,962)	(10,233,968)	(9,988,691)
Intangible Assets	16	3,497,893	3,579,552	5,381,400	4,319,248
Goodwill		26,419,016	26,419,016	29,147,852	27,889,870
Others Intangible Assets		9,724,588	9,633,082	10,394,655	10,264,830
(Accumulated Amortization)		(32,645,711)	(32,472,546)	(34,161,107)	(33,835,452)
Total Assets		779,255,831	779,011,514	803,679,182	805,819,289

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – March 31, 2019       16

			Bank		Consolidated
	Notes	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Current Liabilities		528,106,931	525,480,510	544,476,413	543,486,150
Deposits	17.a	190,523,071	199,067,946	187,146,304	193,424,668
Demand Deposits		18,144,081	20,531,035	17,939,781	18,831,579
Savings Deposits		46,211,153	46,068,346	46,211,153	46,068,346
Interbank Deposits		5,846,886	6,208,067	2,824,191	2,693,812
Time Deposits		120,320,951	126,260,498	120,165,266	125,822,325
Other Deposits		-	-	5,913	8,606
Money Market Funding	17.b	98,137,497	105,464,821	92,681,666	100,334,226
Own Portfolio		89,933,274	89,125,774	84,477,443	84,995,177
Third Parties		4,527,820	15,200,913	4,527,820	14,200,914
Linked to Trading Portfolio Operations		3,676,403	1,138,134	3,676,403	1,138,135
Funds from Acceptance and Issuance of Securities	17.c	42,194,327	38,392,230	44,423,500	40,623,092
Exchange Acceptances		-	-	539,295	563,848
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		39,069,481	33,309,287	40,759,359	34,976,301
Securities Issued Abroad		1,873,041	3,594,692	1,873,041	3,594,692
Funding by Structured Operations Certificates		1,251,805	1,488,251	1,251,805	1,488,251
Interbank Accounts	7	1,656,598	50,347	1,934,499	284,373
Receipts and Payments Pending Settlement		1,523,057	-	1,800,958	234,026
Correspondents		133,541	50,347	133,541	50,347
Interbank Accounts		2,954,939	3,465,767	2,954,939	3,465,767
Third-Party Funds in Transit		2,953,418	3,390,759	2,953,418	3,390,759
Internal Transfers of Assets		1,521	75,008	1,521	75,008
Borrowings	17.e	42,977,535	31,997,566	41,318,488	30,317,989
Local Borrowings - Other Institutions		-	-	46,735	51,048
Foreign Borrowings		42,977,535	31,997,566	41,271,753	30,266,941
Domestic Onlendings - Official Institutions	17.e	3,992,726	4,242,194	3,992,726	4,242,194
National Economic and Social Development Bank (BNDES)		1,669,624	1,880,962	1,669,624	1,880,962
Federal Savings and Loan Bank (CEF)		69,975	52,523	69,975	52,523
National Equipment Financing Authority (FINAME)		1,955,893	1,964,224	1,955,893	1,964,224
Other Institutions		297,234	344,485	297,234	344,485
Derivative Financial Instruments	6	3,865,565	3,161,676	12,050,685	11,233,680
Derivative Financial Instruments		3,865,565	3,161,676	12,050,685	11,233,680
Other Payables		141,804,673	139,637,963	157,973,606	159,560,161
Collected Taxes and Other		2,113,423	113,263	2,149,512	139,628
Foreign Exchange Portfolio	9	116,845,768	98,835,635	116,845,768	98,835,635
Social and Statutory		1,128,015	4,885,255	1,180,974	5,023,519
Tax and Social Security	18	910,529	1,370,300	1,701,762	2,353,531
Trading Account	10	403,630	833,498	928,837	1,720,297
Subordinated Debt	19	-	9,885,608	-	9,885,608
Debt Instruments Eligible to Compose Capital	20	165,283	-	165,283	-
Others	21	20,238,025	23,714,404	35,001,470	41,601,943

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – March 31, 2019       17

			Bank		Consolidated
	Notes	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Long-Term Liabilities		182,719,343	188,036,778	188,801,199	194,692,422
Deposits	17.a	66,469,185	60,018,496	65,216,126	58,647,576
Interbank Deposits		297,524	371,457	285,469	371,594
Time Deposits		66,171,661	59,647,039	64,930,657	58,275,982
Money Market Funding	17.b	16,640,760	31,485,359	16,609,381	31,485,358
Own Portfolio		87,526	183,048	56,147	183,048
Linked to Trading Portfolio Operations		16,553,234	31,302,311	16,553,234	31,302,310
Funds from Acceptance and Issuance of Securities	17.c	38,245,710	38,879,874	41,423,475	41,490,139
Exchange Acceptances		-	-	782,077	755,047
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		33,637,605	36,799,955	36,033,293	38,655,173
Securities Issued Abroad		3,133,147	921,955	3,133,147	921,955
Funding by Structured Operations Certificates		1,474,958	1,157,964	1,474,958	1,157,964
Borrowings	17.e	2,565,802	2,308,035	2,600,891	2,353,557
Local Borrowings - Other Institutions		-	-	35,089	45,522
Foreign Borrowings		2,565,802	2,308,035	2,565,802	2,308,035
Domestic Onlendings - Official Institutions	17.e	8,953,243	9,025,052	8,953,243	9,025,052
National Economic and Social Development Bank (BNDES)		5,486,145	5,527,075	5,486,145	5,527,075
Federal Savings and Loan Bank (CEF)		75,167	77,152	75,167	77,152
National Equipment Financing Authority (FINAME)		3,391,931	3,419,497	3,391,931	3,419,497
Other Institutions		-	1,328	-	1,328
Derivative Financial Instruments	6	8,522,402	7,522,291	8,690,879	7,666,723
Derivative Financial Instruments		8,522,402	7,522,291	8,690,879	7,666,723
Other Payables		41,322,241	38,797,671	45,307,204	44,024,017
Foreign Exchange Portfolio	9	1,255,283	1,509,828	1,255,283	1,509,828
Tax and Social Security	18	2,987,314	2,792,194	3,407,287	3,290,899
Debt Instruments Eligible to Compose Capital	20	9,835,249	9,782,372	9,835,249	9,782,372
Others	21	27,244,395	24,713,277	30,809,385	29,440,918

Deferred Income		252,279	264,977	318,786	337,045
Deferred Income		252,279	264,977	318,786	337,045

Stockholders' Equity	23	68,177,278	65,229,249	68,199,454	65,233,743
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		111,431	140,707	113,874	142,414
Profit Reserves		9,620,554	9,620,554	9,620,553	9,623,341
Adjustment to Fair Value		(431,264)	(1,070,580)	(431,264)	(1,070,580)
Retained Earnings		2,399,234	-	2,418,968	-
(-) Treasury Shares		(522,677)	(461,432)	(522,677)	(461,432)

Non Controlling Interest	23.f	-	-	1,883,330	2,069,929

Total Stockholders' Equity		68,177,278	65,229,249	70,082,784	67,303,672

Total Liabilities		779,255,831	779,011,514	803,679,182	805,819,289

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – March 31, 2019       18

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INCOME STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.
			Bank		Consolidated
	Notes	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018
Income Related to Financial Operations		18,380,444	17,285,636	20,550,513	19,190,275
Loan Operations		9,554,596	9,160,963	12,616,182	12,111,896
Leasing Operations		-	-	69,151	87,204
Securities Transactions	6.a	6,451,053	7,321,538	5,555,919	6,158,336
Derivatives Transactions		(989,676)	(751,777)	(1,081,401)	(726,662)
Foreign Exchange Operations		2,382,490	661,977	2,402,302	660,125
Operations of Sale or Transfer of Financial Assets		-	3,362	-	4,148
Compulsory Deposits		981,981	889,573	988,360	895,228
Expenses on Financial Operations		(12,162,902)	(11,583,546)	(12,556,615)	(11,932,452)
Funding Operations Market	17.d	(7,441,606)	(8,037,702)	(7,389,930)	(7,650,287)
Borrowings and Onlendings Operations		(2,151,813)	(730,567)	(2,105,802)	(991,014)
Operations of Sale or Transfer of Financial Assets		(41,497)	-	(47,437)	-
Allowance for Loan Losses	8.f	(2,527,986)	(2,815,277)	(3,013,446)	(3,291,151)
Gross Income Related to Financial Operations		6,217,542	5,702,090	7,993,898	7,257,823

Other Operating Revenues (Expenses)		(1,497,193)	(1,419,645)	(2,642,398)	(2,416,132)
Banking Service Fees	26	2,509,472	2,250,750	3,316,307	2,969,908
Income Related to Bank Charges	26	1,047,261	972,837	1,212,552	1,164,359
Personnel Expenses	27	(1,625,276)	(1,674,231)	(1,850,550)	(1,842,605)
Other Administrative Expenses	28	(2,446,989)	(2,201,416)	(2,852,908)	(2,565,888)
Tax Expenses	29	(761,626)	(713,603)	(1,029,187)	(947,883)
Investments in Affiliates and Subsidiaries	14	890,864	601,257	11,352	2,516
Other Operating Revenues	30	1,029,180	977,364	1,163,963	1,075,545
Other Operating Expenses	31	(2,140,079)	(1,632,603)	(2,613,927)	(2,272,084)
Operating Income		4,720,349	4,282,445	5,351,500	4,841,691

Non-Operating Income	32	663	2,227	481	12,555

Income Before Taxes on Income and Profit Sharing		4,721,012	4,284,672	5,351,981	4,854,246
Income Tax and Social Contribution	33	(895,478)	(1,027,651)	(1,376,082)	(1,484,923)
Provision for Income Tax		18,627	(221,705)	(385,287)	(519,667)
Provision for Social Contribution Tax		(4,554)	(166,331)	(187,905)	(375,557)
Deferred Tax Credits		(909,551)	(639,615)	(802,890)	(589,699)
Profit Sharing		(426,990)	(438,265)	(468,440)	(466,304)
Non Controlling Interest	23.f	-	-	(92,042)	(83,286)
Net Income		3,398,544	2,818,756	3,415,417	2,819,733

Number of Shares (Thousands)	23.a	7,498,531	7,492,865
Net Income per Thousand Shares (R$)		453,23	376,19

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – March 31, 2019       19

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BANK
In thousands of Brazilian Real - R$, unless otherwise stated.
				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total
Balances as of December 31, 2017		57,000,000	172,398	2,505,285	1,548,875	1,030,563	89,648	(2,704,383)	-	(148,440)	59,493,946
Employee Benefit Plans		-	-	-	-	-	-	(5,594)	-	-	(5,594)
Treasury Shares		-	-	-	-	-	-	-	-	45,737	45,737
Result of Treasury Shares	23.d	-	4,016	-	-	-	-	-	-	-	4,016
Reservations for Share - Based Payment		-	(64,419)	-	-	-	-	-	-	-	(64,419)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	559,910	(10,666)	-	-	-	549,244
Restructuring of Capital		-	-	-	-	-	-	-	-	(12)	(12)
Net Income		-	-	-	-	-	-	-	2,818,756	-	2,818,756
Allocations:
Interest on Capital	23.b	-	-	-	-	-	-	-	(600,000)	-	(600,000)
Balances as of March 31, 2018		57,000,000	111,995	2,505,285	1,548,875	1,590,473	78,982	(2,709,977)	2,218,756	(102,715)	62,241,674
Changes in the Period		-	(60,403)	-	-	559,910	(10,666)	(5,594)	2,218,756	45,725	2,747,728

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total
Balances as of December 31, 2018		57,000,000	140,707	3,113,605	6,506,949	1,885,972	114,491	(3,071,043)	-	(461,432)	65,229,249
Employee Benefit Plans		-	-	-	-	-	-	(8,968)	-	-	(8,968)
Treasury Shares		-	-	-	-	-	-	-	-	(59,717)	(59,717)
Treasury Shares Result	23.d	-	3,121	-	-	-	-	-	-	-	3,121
Reservations for Share - Based Payment		-	(32,397)	-	-	-	-	-	-	-	(32,397)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	693,730	(45,446)	-	-	-	648,284
Restructuring of Capital		-	-	-	-	-	-	-	-	(1,528)	(1,528)
Net Income		-	-	-	-	-	-	-	3,398,544	-	3,398,544
Interest on Capital	23.b	-	-	-	-	-	-	-	(1,000,000)	-	(1,000,000)
Others	23.c	-	-	-	-	-	-	-	690	-	690
Balances as of March 31, 2019		57,000,000	111,431	3,113,605	6,506,949	2,579,702	69,045	(3,080,011)	2,399,234	(522,677)	68,177,278
Changes in the Period		-	(29,276)	-	-	693,730	(45,446)	(8,968)	2,399,234	(61,245)	2,948,029

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – March 31, 2019       20

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - CONSOLIDATED
In thousands of Brazilian Real - R$, unless otherwise stated.
				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity
Balances as of December 31, 2017		57,000,000	174,616	2,505,286	1,552,664	1,030,563	89,648	(2,704,383)	-	(148,440)	59,499,954	1,896,692	61,396,646
Employee Benefit Plans		-	-	-	-	-	-	(5,594)	-	-	(5,594)	-	(5,594)
Treasury Shares		-	-	-	-	-	-	-	-	45,737	45,737	-	45,737
Result of Treasury Shares		-	4,016	-	-	-	-	-	-	-	4,016	-	4,016
Reservations for Share - Based Payment		-	(65,112)	-	-	-	-	-	-	-	(65,112)	-	(65,112)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	559,910	(10,666)	-	-	-	549,244	-	549,244
Restructuring of Capital		-	-	-	-	-	-	-	-	(12)	(12)	-	(12)
Net Income		-	-	-	-	-	-	-	2,819,733	-	2,819,733	-	2,819,733
Interest on Capital	23.b	-	-	-	-	-	-	-	(600,000)	-	(600,000)	-	(600,000)
Reserve for Dividend Equalization	23.c	-	-	-	(3,790)	-	-	-	3,036	-	(754)	-	(754)
Non Controlling Interest Results	23.f	-	-	-	-	-	-	-	-	-	-	83,286	83,286
Others		-	-	-	-	-	-	-	-	-	-	21,720	21,720
Balances as of March 31, 2018		57,000,000	113,520	2,505,286	1,548,874	1,590,473	78,982	(2,709,977)	2,222,769	(102,715)	62,247,212	2,001,698	64,248,910
Changes in the Period		-	(61,096)	-	(3,790)	559,910	(10,666)	(5,594)	2,222,769	45,725	2,747,258	105,006	2,852,264

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – March 31, 2019       21

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity
Balances as of December 31, 2018		57,000,000	142,414	3,113,606	6,509,735	1,885,972	114,491	(3,071,043)	-	(461,432)	65,233,743	2,069,929	67,303,672
Employee Benefit Plans		-	-	-	-	-	-	(8,968)	-	-	(8,968)	-	(8,968)
Treasury Shares		-	-	-	-	-	-	-	-	(59,717)	(59,717)	-	(59,717)
Result of Treasury Shares		-	3,121	-	-	-	-	-	-	-	3,121	-	3,121
Reservations for Share - Based Payment		-	(31,661)	-	-	-	-	-	-	-	(31,661)	-	(31,661)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	693,730	(45,446)	-	-	-	648,284	-	648,284
Restructuring of Capital		-	-	-	-	-	-	-	-	(1,528)	(1,528)	-	(1,528)
Net Income		-	-	-	-	-	-	-	3,415,417	-	3,415,417	-	3,415,417
Interest on Capital	23.b	-	-	-	-	-	-	-	(1,000,000)	-	(1,000,000)	-	(1,000,000)
Non Realized Gains		-	-	-	(2,788)	-	-	-	3,025	-	237	-	237
Non Controlling Interest Results	23.f	-	-	-	-	-	-	-	-	-	-	(92,042)	(92,042)
Others		-	-	-	-	-	-	-	526	-	526	(94,557)	(94,031)
Balances as of March 31, 2019		57,000,000	113,874	3,113,606	6,506,947	2,579,702	69,045	(3,080,011)	2,418,968	(522,677)	68,199,454	1,883,330	70,082,784
Changes in the Period		-	(28,540)	-	(2,788)	693,730	(45,446)	(8,968)	2,418,968	(61,245)	2,965,711	(186,599)	2,779,112

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – March 31, 2019       22

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
CASH FLOW STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.
		Bank		Consolidated
	Notes	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018
Operational Activities
Net Income		3,398,544	2,818,756	3,415,417	2,819,733
Adjustment to Net Income		3,709,555	3,799,330	5,233,301	5,090,706
Allowance for Loan Losses	8.f	2,527,986	2,815,277	3,013,446	3,291,151
Provision for Legal Proceedings and Administrative and Legal Obligations	22.c	33,049	243,499	100,335	282,718
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	22.c	125,453	255,098	152,943	297,129
Deferred Tax Credits and Liabilities		982,626	743,588	897,629	719,024
Equity in Affiliates and Subsidiaries	14	(890,864)	(601,257)	(11,352)	(2,516)
Depreciation and Amortization	28	514,079	487,637	649,632	617,341
Recognition (Reversal) Allowance for Other Assets Losses	33	8,056	3,675	5,895	(681)
Gain (Loss) on Sale of Other Assets	32	3,855	(1,705)	6,470	2,979
Gain (Loss) on Sale of Investments	32	-	-	(2,467)	(6,265)
Provision for Financial Guarantees	30 and 31	2,903	(86,797)	2,903	(86,797)
Monetary Adjustment of Escrow Deposits	30	(109,296)	(107,068)	(131,041)	(140,595)
Recoverable Taxes	30	(20,718)	(37,880)	(30,129)	(51,015)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		6.429	114	6,429	114
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		494,682	86,199	494,682	86,199
Others		31,315	(1,050)	77,926	81,920
Changes on Assets and Liabilities		(1,061,625)	(5,717,223)	(2,239,590)	(6,717,336)
Decrease (Increase) in Interbank Investments		18,689,433	(1,260,891)	17,903,640	2,494,690
Decrease (Increase) in Securities and Derivative Financial Instruments		913,226	(4,597,390)	2,032,076	(20,022,753)
Decrease (Increase) in Lending and Leasing Operations		(9,460,067)	(8,976,860)	(11,764,258)	(12,504,161)
Decrease (Increase) in Deposits on Central Bank of Brazil		(1,744,083)	1,199,550	(1,748,190)	1,180,497
Decrease (Increase) in Other Receivables		(14,014,033)	(11,796,366)	(13,938,378)	(12,761,633)
Decrease (Increase) in Other Assets		139,026	(410,121)	130,922	(441,003)
Net Change on Other Interbank and Interbranch Accounts		7,625	(1,791,781)	3,659,245	(537,722)
Increase (Decrease) in Deposits		(2,094,186)	(3,566,295)	290,186	17,735,941
Increase (Decrease) in Money Market Funding		(22,171,923)	11,902,999	(22,528,537)	4,871,947
Increase (Decrease) in Borrowings		10,639,619	(2,416,278)	10,649,716	(2,455,929)
Increase (Decrease) in Other Liabilities		18,756,426	16,610,161	14,565,269	17,153,396
Increase (Decrease) in Change in Deferred Income		(12,697)	(28,783)	(18,259)	(41,223)
Income Tax Recovered/(Paid)		(709,991)	(585,168)	(1,473,022)	(1,389,383)
Net Cash Provided by (Used in) Operational Activities		6,046,474	900,863	6,409,128	1,193,103
Investing Activities
Increase in Equity at Affiliates and Subsidiaries	14	(144,999)	(187,000)	-	-
Purchase of Investment		-	(38)	-	(38)
Purchase of Fixed Assets		(343,422)	(171,404)	(397,758)	(210,073)
Purchase of Intangible Assets		(187,091)	(157,557)	(226,160)	(176,379)
Net Cash Received on Sale/Reduction of Investments		-	-	2,467	6,265
Acquisition of Minority Residual Interest in Subsidiary	36.b	(1,291,630)	-	(1,291,630)	-
Acquisition of Affiliates, less Net Cash in acquisition	36.f	-	(111,224)	-	(111,224)
Proceeds from Assets not in Use		119,079	39,575	116,458	48,757
Proceeds from Property for Own Use		10,496	1,240	14,202	20,771
Dividends and Interest on Capital Received		77,790	591,984	3,609	14,961
Net Cash Provided by (Used in) Investing Activities		(1,759,777)	5,576	(1,778,812)	(406,960)
Financing Activities
Purchase of Own Share	23.d	(59,717)	45,737	(59,717)	45,737
Issuance of Long - Term Emissions		12,365,304	17,228,812	13,260,546	17,562,956
Long - Term Payments		(10,429,727)	(13,904,931)	(10,839,268)	(14,263,409)
Subordinated Debts - Payments		(9,924,747)	-	(9,924,747)	-
Debt Instruments Eligible to Compose Capital - Payments		-	(224,053)	-	(224,053)
Dividends and Interest on Capital Paid		(4,342,007)	(4,427,452)	(4,419,230)	(4,453,220)
Increase (decrease) in Minority Interest		-	-	(131,395)	(9,397)
Capital Increase in Controlled Companies Held by Minority Interest		-	-	100,000	48,000
Net Cash Provided by (Used in) Financing Activities		(12,390,894)	(1,281,887)	(12,013,811)	(1,293,386)
Exchange Variation on Cash and Cash Equivalents		(6,429)	(114)	(6,429)	(114)
Increase (Decrease) in Cash and Cash Equivalents		(8,110,626)	(375,562)	(7,389,924)	(507,357)
Cash and Cash Equivalents at the Beginning of Period	4	25,854,948	22,664,381	25,285,982	22,513,317
Cash and Cash Equivalents at the End of Period	4	17,744,322	22,288,819	17,896,058	22,005,960

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – March 31, 2019       23

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED
In thousands of Brazilian Real - R$, unless otherwise stated.
		Bank				Consolidated
		01/01 to 03/31/2019		01/01 to 03/31/2018		01/01 to 03/31/2019		01/01 to 03/31/2018
	Notes
Income Related to Financial Operations		18,380,444		17,285,636		20,550,513		19,190,275
Income Related to Bank Charges and Banking Service Fees	26	3,556,733		3,223,587		4,528,859		4,134,267
Allowance for Loans Losses	8.f	(2,527,986)		(2,815,277)		(3,013,446)		(3,291,151)
Other Revenues and Expenses		(1,110,236)		(653,012)		(1,449,483)		(1,183,984)
Financial Expenses		(9,634,916)		(8,768,269)		(9,543,169)		(8,641,301)
Third-party Input		(1,744,723)		(1,538,663)		(2,008,874)		(1,767,931)
Materials, Energy and Others		(67,074)		(60,897)		(69,691)		(62,620)
Third-Party Services	28	(473,603)		(416,274)		(588,927)		(515,193)
Others		(1,204,046)		(1,061,492)		(1,350,256)		(1,190,118)
Gross Added Value		6,919,316		6,734,002		9,064,400		8,440,175
Retentions
Depreciation and Amortization	28	(514,079)		(487,637)		(649,632)		(617,341)
Added Value Produced Net		6,405,237		6,246,365		8,414,768		7,822,834
Added Value Received from Transfer Investments in Affiliates and Subsidiaries	14	890,864		601,257		11,352		2,516
Added Value to Distribute		7,296,101		6,847,622		8,426,120		7,825,350
Added Value Distribution
Employee		1,886,178	25.8%	1,879,262	27.4%	2,120,353	25.2%	2,050,414	26.2%
Compensation	27	925,238		925,206		1,050,063		1,022,260
Benefits	27	328,245		331,709		371,345		361,630
Government Severance Indemnity Funds for Employees - FGTS		108,325		97,205		123,918		109,472
Others		524,370		525,142		575,027		557,052
Taxes and Contributions		1,823,192	25.0%	1,974,488	28.8%	2,603,906	30.9%	2,691,301	34.4%
Federal		1,638,147		1,807,730		2,363,681		2,475,999
State		32		190		48		208
Municipal		185,013		166,568		240,177		215,094
Compensation of Third-Party Capital - Rental	28	188,187	2.6%	175,116	2.6%	194,402	2.3%	180,616	2.3%
Remuneration of Interest on Capital		3,398,544	46.6%	2,818,756	41.2%	3,507,459	41.6%	2,903,019	37.1%
Interest on Equity	23.b	1,000,000		600,000		1,000,000		600,000
Profit Reinvestment		2,398,544		2,218,756		2,599,501		2,386,305
Participation Results of Non-Controlling Stockholders	23.f	-		-		(92,042)		(83,286)
Total		7,296,101	100.0%	6,847,622	100.0%	8,426,120	100.0%	7,825,350	100.0%

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – March 31, 2019       24

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

1.            General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerates (Conglomerate Santander) towards the Central Bank of Brazil (Bacen), established as a joint-stock corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia, in the City of São Paulo, State of São Paulo. Banco Santander operates as a multiple service bank, conducting its operations by means of its commercial, investment, loans and advances, mortgage loans, leasing and foreign exchange portfolios. Through its subsidiaries, also operates on the segments of payment industry, shares club management, securities and insurance brokerage operations, capitalization, consumer finance, payroll credit, digital platforms, management and recovery of non-performing loans and private pension. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

2.            Presentation of Financial Statements

The financial statements of Banco Santander (Brasil) S.A., which include its dependence abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporation Law, National Monetary System (CMN), Central Bank of Brazil (Bacen) and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF) of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Central Bank and show all information relevant to the financial statements, which are consistent with those used by management in its management. The consolidated financial statements include the Bank and its subsidiaries indicated in Note 14 and investment funds, where Santander Conglomerate companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

All the relevant information related to Banco Santander's financial statements, and only them, are being evidenced, and correspond to those used by Banco Santander´s management.

Investment Funds Consolidated

•         Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•         Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•         Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•         Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•         Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (5);

•         Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1)

•         Fundo de Investimento em Direitos Creditórios RCI Brasil I - Financiamento de Veículos (FI Direitos Creditórios RCI Brasil I) (2);

•         Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (3);

•         Prime 16 – Fundo de Investimento Imobiliário (current name of BRL V - Fundo de Investimento Imobiliário - FII (Fundo de Investimento Imobi) (4);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (5);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (6);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo   Investimento Ipanema NPL V) (7); and

•         Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (8).

(1)     The carmaker Renault (not belonging to the Conglomerate Santander) sells its trade receivables to the Fund. This Fund buys only trade receivables from Renault carmaker. In turn, the Banco RCI Brasil S.A. (Note 14) owns 100% of its subordinated shares.

(2)     Banco RCI Brasil S.A. (company belonging to the Conglomerate Santander) sell its product portfolio floorplan to the Fund, and holds 100% of its subordinated shares. This Fund buys exclusively credit portfolio from Banco RCI Brasil S.A.

(3)     Banco RCI Brasil S.A. sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos. The senior shares will have only one investor. Banco RCI Brasil S.A. holds 100% of subordinated shares.

(4)     Banco Santander figured as lender of certain delayed debts (loans) for which had real assets as guarantees. The process of credit recovery consists in converted into capital contributions by the Real Estate Fund in conjunction transfer of the same shares to Banco Santander through the process of payment in kind of the above credit operations payments. The Extraordinary General Meeting held on October 30, 2018 approved the change of the name of BRL V - Fundo de Investimento Imobiliário – FII to Prime 16 – Fundo de Investimento Imobiliário.

(5)      Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund cannot act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies.

Individual and Consolidated Financial Statements – March 31, 2019       25

(6)     This investment fund was formed and started to be consolidated in September of 2017. It refers to a structure where the Bank has sold certain loans agreements which were already written-off (agreements matured over 360 days) and transferred to this fund. The Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Atual Securitizadora) (Note 14), company controlled by the Bank, holds 100% of the fund´s shares.

(7)      This fund started to be consolidated in October 2017 and is indirectly controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Note 14).

(8)       This fund started to be consolidated in November 2018 and is controlled by Banco Bandepe S.A. (Note 14).

During the preparation of the consolidated financial statements the information regarding equity in subsidiaries, significant receivable and payable balances, revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, unrealized profits between these entities and non-controlling stockholders participation are stated separately in stockholders’ equity and in the income  statements.

Leasing operations have been reclassified in order to reflect its financial position according to the financial method.

The preparation of financial statements requires Management estimates that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates. The main estimates are provision of allowance for loan losses, realization of the tax credit, contingent liabilities, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of the Financial Statements of the period ended March 31, 2019 at the meeting held on April 29, 2019.

The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended on March 31, 2019 were disclosed simultaneously, at the website www.santander.com.br/ri.

3.            Significant Accounting Practices

a) Income Statement

The income statement accounting method is determined based on the accrual method and include income, charges, monetary adjustment and exchange rate changes, calculated at official rates and rates, pro rata on assets and liabilities adjusted up to the balance sheet date.

b) Functional Currency

Functional Currency and Presentation Currency

CMN Resolution 4,524 of September 29, 2016, with prospective application as of January 1, 2017, established accounting procedures for recognition by financial institutions and other institutions authorized to operate by the Central Bank that hold investments abroad: I - effects of exchange rate variations resulting from the conversion of transactions carried out in foreign currency by investees abroad to the respective functional currencies; II - the effects of exchange rate variations resulting from the translation of the balances of the financial statements of investees abroad of the respective functional currencies into the national currency; and III - of operations for hedge purposes of foreign exchange variation of investments abroad. These changes did not impact the financial statements Banco Santander in the year 2019. The functional currency is considered the currency of the main economic environment in which the entity operates.

The financial statements are presented in Brazilian Real (R$), which is the functional and presentation currency of Banco Santander and its subsidiaries, including its overseas subsidiary and branch.

Assets and liabilities of foreign branchs and subsidiary are converted in real as follows:

•         Assets and liabilities are converted at the exchange rate on the balance sheet date; and

•         Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

They are stated at their realizable and/or settlement amounts and they include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to decrease the cost of assets at their market values or realization.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity date, are classified in current asset, according to the Bacen rule Circular 3,068/2001.

Individual and Consolidated Financial Statements – March 31, 2019       26

d) Cash and Cash Equivalents

For the cash flows statement purposes, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash, with insignificant risk of change in its value or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

They are stated at their settlement amounts and include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities used as ballast in the repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

To perform sales transactions with repurchase agreements the Bank also uses third-party securities as ballast. Those operations are registered as advance in the balance sheet.

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the financed position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired in a reverse repurchase agreement are transferred to the funded status when used as ballast for the sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For the operations with free movement agreements, at the moment of the definitive sale of the securities acquired with resale agreement, the liability account referred to this operation must be evaluated by the securities' market value.

f) Securities

Securities are stated and classified into the following categories and accounting evaluation:

     I.   Trading securities;

    II.   Available-for-sale securities; and

   III.   Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1)   The corresponding income or expense account, net of tax effects, in income statement for the period, when relating to securities classified into the trading category; and

(2)   A separated account in stockholders’ equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to market value recorded on sale of these securities are transferred to the income statement for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the sale value of securities classified into available-for-sale and held-to-maturity are recognized in the income statement of the period.

g) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made by customers' request, by Bank´s  will, or that are not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are recorded at market value, with realized and unrealized gains and losses recorded in the income statement for the period.

Individual and Consolidated Financial Statements – March 31, 2019       27

Derivative financial instruments designated as part of a framework of protection against risks (hedge) can be classified as:

 I.    Fair value hedge; and

II.    Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to market value, considering the following:

(1) For those classified in category I, the valuation or devaluation is recorded as a counterpart to the appropriate income or expense account, net of tax effects, in the income for the period; and

(2) For those classified in category II, the increase or decrease in their amount of the effective portion is recorded against a separated account in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both derivative financial instrument and non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts.

h) Minimum Requirements in the Process of Financial Instruments Valuation (Securities and Derivatives Financial Instruments)

The CMN Resolution 4,277 of October 31, 2013 (required since June 30, 2015) provides the minimum requirements to be observed in the process of financial instruments valuation measured at market value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution includes:

a)     Securities classified as trading and available-for-sale, according to the Central Bank´s Circular 3,068 of November 8, 2001;

b)     Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c)     Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN Resolution 3,464 of June 26, 2007.

According to this resolution, the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, observing the prudential, relevance and reliability criteria. This review includes, among other factors, the credit risk spread in the registration of the market value of these instruments.

i) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending, leasing, advances on exchange contracts and other loans with credit characteristics.  It is stated at present value, considering the indexes, interest rates and charges agreed, calculated  on a daily pro rata basis through the end of the reporting period. The revenue recognition only occurs when it is actually received for lending operations past due over 60 days.

Normally, the Bank writes off loans losses when they are past due over 360 days. In the case of long-term credit operations (over 3 years) their losses are written off when they complete 540 days late. Credit operations written of as loss are recorded in a compensation account for a minimum of five years and while not exhausted all procedures for collection.

The financial assets involved in credit operations sold without risk retention are written off from the balance sheet, which are now kept in the compensation account. The results of these sales are fully recognized when they are realized.

Since January 2012, as required by CMN Resolution 3,533/2008 and Resolution 3,895/2010, all credit operations sold with substantial risk retention will have their results (profit or loss) recognized by the remaining terms of operations, and financial assets involved in these sales shall remain registered as loans and the amount received as obligations for sale operations or transfer of financial assets.

Allowances for loan losses are recognized based on the analysis of outstanding loans and advances (past-due and current), past experience, future expectations, specific portfolio risks, and Management´s risk assessment policy for recognizing allowances, as established by CMN Resolution 2,682/1999.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, being composed basically of properties and vehicles received as payment.

Non-current assets held for sale and assets not for own use are generally recorded at the lower amount between the fair value less sale costs and their carrying amount at the date of classification in this category, and they are not depreciated.

Individual and Consolidated Financial Statements – March 31, 2019       28

k) Prepaid Expenses

Funds used in advance payments, whose benefits or services will be provided in future years, are allocated to profit in accordance to the terms of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution 4,294 and Central Bank Circular 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents responsible for origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new credit operation originated and (ii) 3% of the transferred value (portability).

Such commissions must be fully recognized as expenses when they are incurred.

l) Permanent Assets

They are stated at acquisition cost, are tested for impairment annually or more frequently if the conditions or circumstances indicate that assets may be impaired, and evaluated considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured by equity method of accounting and recorded as investments results in affiliates and subsidiaries. Other investments are stated at cost, method reduced to their recoverable value, when applicable.

Change in Scope of Consolidation - Consists of the disposal, acquisition or change of control of an investment.

l.2) Fixed Assets

The depreciation of fixed assets is determined under the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications  - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized until 10 years, based on expected future earnings and it is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

The rights over the acquisition of payroll services are registered by the amount paid. Those services are related to payroll processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. The amount paid is allocated to income statement according to the terms of the respective agreements.

Software acquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related to the Activities of Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are recognized in accordance with the criteria below:

• Mathematical Provisions for Benefits to Grant and Granted (PMBaC and PMBC)

The PMBaC are estimated based on the contributions collected through the financial regime of capitalization. The PMBC represents obligations taken in the form of continued income plans, being constituted based on the actuarial calculations for traditionals types of plans.

• Provision of Related Expenses (PDR)

The PDR is estimated in order to cover expected values related to claims expenses. For structured plans in the financial regime of simple sharing and allocation of cover capital, the provision covers the expenses, applicable and not applicable, related to the settlement of claims or benefits, due to claims incurred, warned or not.

• Provision of Financial Surplus (PEF)

The PEF covers the financial surplus values provisioned, to be used in accordance with the rules of each plan. This provision is calculated considering the return on investments held versus the guaranteed profitability in each plan.

Individual and Consolidated Financial Statements – March 31, 2019       29

• Provision for Redemptions and/or Other Amounts to Regulate (PVR)

It covers the values relating to redemption to regularize, the return of contributions, awards or the requested portability that for whatever reason have not been made yet.

• Complementary Coverage Provision (PCC)

The PCC shall be estimated when the insufficiency is detected in the technical provisions due to the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are elaborated according to the following criteria:

•       Mathematical provisions for redemption results from the accumulation of percentages applicable on payments made, capitalized with the interest rate predicted in the plan and updated through the basic yield rate of savings account - Basic Reference Rate (TR);

•       Provision for redemption of anticipated securities is estimated from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of redemption estimated at the time of securities cancellation and the provision for redemption of the matured securities is estimated after the end of the securities validity;

•       Provision for raffles to be held is estimated based on a percentage of the installment paid and it aims to cover the raffles which the securities will compete, but that they have not been carried out yet. The provision of raffles payable is estimated for the securities raffled, but which have not been paid yet; and

•       Administrative expenses provision aims to reflect the present value of future expenses of capitalization securities whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the following commitments taken by the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death of eligible employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries, as the sponsoring entity pays fixed contributions to a pension fund, not having a legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 34. For this type of plan, the sponsoring entity's obligation is to provide the employees with the agreed benefits, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander applies the CPC 33 (R1) which establishes the full recognition in a liability account when actuarial losses recognized (actuarial deficit) will not occur, with the counterpart in a equity´s account (other valuation adjustments).

Main Definitions

-      The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee´s service in the current and past periods, without deducting any plan´s assets.

-      Deficit or surplus is: (a) the present value of the defined benefit obligation, minus (b) the fair value of plan´s assets.

-      The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to pay all benefits for plan´s employees or a sponsoring entity´s obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

-      Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

Individual and Consolidated Financial Statements – March 31, 2019       30

-      Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-      The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are allocated to the income statement in the lines of other operating expenses - actuarial losses - retirement plans (Note 31) and personnel expenses (Note 27).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external specialized consulting entity and approved by Management at the end of each year to be effective for the subsequent period.

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided if the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of a performance measurement parameter of the Bank: Total Shareholder Return (TSR) and it may be reduced, if it does not achieve the goals of the Return on Risk Weighted Assets (RoRWA) modifier, comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimative for the number of equity instruments expected to grant.

Settlement in Cash

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services rendered and the corresponding liabilities incurred in the fair value appreciation of the shares at grant date and until the liability is settled. The fair value of liability is revaluated at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the income statement. In order to recognize the staff costs with the counterparty on the wages payable provisions throughout the validity period, reflecting how the services are rendered, the Bank registers the total liability measurement based on the best estimative of the right of the shares appreciation that will be acquired at the end of the validity period and recognizes the value of the services rendered during the validity period based on the best available estimative. Periodically, the Bank evaluates its estimative over the number of stock appreciation rights to be acquired at the end of the grace period.

p) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the trade price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 17.d).

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are recognized as such due to the fact that they contain both a debt instrument (liability), and an equity component (embedded derivative).

The recognition of a compound instrument consists in a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into common shares).

In accordance to the COSIF, the hybrid capital and debt instruments represents obligations of issuers (financial institutions) and should be recorded in specific accounts of the liabilities adjusted according for the effect of exchange rate variation, when denominated in foreign currency. All the yield related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) shall be accounted as expenses of the period, in compliance with the accrual basis method.

Related to the stockholders' equity component, your registration occurs at the initial moment based in its fair value, if it is different from zero.

The relevant details of the nature of these compound instruments issued are described in Note 20.

Individual and Consolidated Financial Statements – March 31, 2019       31

q) Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are involved in judicial and administrative lawsuits related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, judicial and administrative lawsuits related to tax and social security obligations, whose matter is to challenge their legality or constitutionality where, regardless the assessment of their loss probability, the amounts are fully recognized in the financial statements.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the financial outflows and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Judicial and administrative provisions are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity, and history of the actions and the opinion of the internal legal counsel and the best information available. For lawsuits for which the risk of loss is possible, provisions are not recorded and the information is disclosed in the notes to the financial statements (Note 22.h) and for proceedings for which the risk of loss is remote, no disclosure is made.

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions in lawsuits from the past with the same matter, when no further claims are applicable, characterizing the success in such litigation. Contingent assets with the risk of success as probable, if any, are only disclosed in the financial statements.

In lawsuits with favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements attended, to file a rescission action within a period determined by current legislation. Rescission actions are considered new lawsuits and will they be evaluated for contingent liability purposes if and when they are filed.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and COFINS (4.00%) are calculated on the gross revenue related to the main activity of the legal entity. The financial institutions may deduct funding expenses in the establishment of the amount base for calculation. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on profit, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 15% for financial institutions, insurance and capitalization companies and 9% for other companies, applied on profit, after adjustments required by tax legislation.

Deferred tax credits and liabilities are basically calculated on the temporary differences between the accounting and taxable income, tax losses, negative basis of social contribution and adjustments to market value of securities and derivative financial instruments. The recognition of deferred tax credits and liabilities is made at the rates applicable to the period in which the asset is realized and / or the liability is settled.

According to the current regulation, the tax credits are recognized to the extent that it is probable its recovery with the base of future taxable income generation. The expected realization of the tax credits according to Note 11.b is based on the projections of future earnings supported by a technical study.

t) Interest on shareholders' equity

Published on December 19, 2018, effective as of January 1, 2019, Resolution 4,706 has prospective application and determines procedures for the accounting of capital remuneration. The Resolution decides that Interest on Shareholders 'Equity should be recognized as soon as they are declared or proposed and thus constitute a present obligation at the balance sheet date and, in compliance with this determination, this capital remuneration must be recorded in a specific account in Shareholders' Equity.

u) Impairment

The financial and non-financial assets are measured at the end of each exercise in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

v) Deferred Income

It refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees provided and credit card annual fees. The allocation to income statement is made in accordance with the terms of the agreements.

Individual and Consolidated Financial Statements – March 31, 2019       32

w) Non-Controlling Interest - Consolidated Stockholders' Equity

The non-controlling interests (minority interests) are reported and highlighted in a separate stockholders' equity of the parent.

x) Financial Guarantees

Resolution CMN 4,512 of July 28, 2016 and Circular Letter Bacen 3,782 of September 19, 2016 established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, applied prospectively as from January 1, 2017. Losses associated with the likelihood of future disbursements linked to financial guarantees provided are measured in accordance with recognized credit risk management models and practices and based on consistent information and criteria, verifiable. The provision should be sufficient to cover probable losses over the term of the guarantee provided and are evaluated periodically. Provisions related to financial guarantees rendered before January 1, 2017 were recorded as a counterpart to the stockholders' equity account, in accordance with the Resolution and Circular Letter mentioned above.

4.            Cash and Cash Equivalents

		Bank
	03/31/2019	12/31/2018	03/31/2018	12/31/2017
Cash	9,278,518	11,358,459	10,513,279	11,148,561
Interbank Investments	8,465,804	14,496,489	11,775,540	11,515,820
Money Market Investments	5,686,619	4,925,769	7,453,407	603,408
Interbank Deposits	632,858	1,702,653	1,490,626	1,498,280
Foreign Currency Investments	2,146,327	7,868,067	2,831,507	9,414,132
Total	17,744,322	25,854,948	22,288,819	22,664,381

		Consolidated
	03/31/2019	12/31/2018	03/31/2018	12/31/2017
Cash	9,516,113	11,629,112	10,658,307	11,234,369
Interbank Investments	8,379,945	13,656,870	11,347,653	11,278,948
Money Market Investments	5,686,619	4,925,769	7,523,406	673,426
Interbank Deposits	546,141	862,449	992,152	1,190,802
Foreign Currency Investments	2,147,185	7,868,652	2,832,095	9,414,720
Total	17,896,058	25,285,982	22,005,960	22,513,317

5.            Interbank Investments

Bank
				03/31/2019	12/31/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	19,229,771	8,061,937	-	27,291,708	45,325,687
Own Portfolio	5,686,620	-	-	5,686,620	2,335,670
Financial Treasury Bills - LFT	2,400,389	-	-	2,400,389	9,017
National Treasury Bills - LTN	2,143,678	-	-	2,143,678	703,522
National Treasury Notes - NTN	1,142,553	-	-	1,142,553	1,623,131
Third-party Portfolio	2,473,381	2,125,148	-	4,598,529	14,673,484
National Treasury Bills - LTN	206,548	150,718	-	357,266	3,787,598
National Treasury Notes - NTN	2,266,833	1,974,430	-	4,241,263	10,885,886
Sold Position	11,069,770	5,936,789	-	17,006,559	28,316,533
National Treasury Bills - LTN	3,170,866	181,382	-	3,352,248	10,073,521
National Treasury Notes - NTN	7,898,904	5,755,407	-	13,654,311	18,243,012
Interbank Deposits	9,514,240	23,286,205	27,538,067	60,338,512	61,302,911
Foreign Currency Investments	2,146,327	-	-	2,146,327	7,868,067
Total	30,890,338	31,348,142	27,538,067	89,776,547	114,496,665

Individual and Consolidated Financial Statements – March 31, 2019       33

Consolidated
				03/31/2019	12/31/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	19,229,770	8,061,938	-	27,291,708	44,825,827
Own Portfolio	5,686,620	-	-	5,686,620	2,835,809
Financial Treasury Bills - LFT	2,400,389	-	-	2,400,389	9,017
National Treasury Bills - LTN	2,143,678	-	-	2,143,678	1,703,521
National Treasury Notes - NTN	1,142,553	-	-	1,142,553	1,123,271
Third-party Portfolio	2,473,381	2,125,148	-	4,598,529	13,673,485
National Treasury Bills - LTN	206,548	150,718	-	357,266	2,787,599
National Treasury Notes - NTN	2,266,833	1,974,430	-	4,241,263	10,885,886
Sold Position	11,069,769	5,936,790	-	17,006,559	28,316,533
National Treasury Bills - LTN	3,170,865	181,382	-	3,352,247	10,073,521
National Treasury Notes - NTN	7,898,904	5,755,408	-	13,654,312	18,243,012
Interbank Deposits	1,217,940	2,538,988	435,845	4,192,773	4,117,752
Foreign Currency Investments	2,147,185	-	-	2,147,185	7,868,652
Total	22,594,895	10,600,926	435,845	33,631,666	56,812,231

6.            Securities and Derivatives Financial Instruments

a) Securities

I) By Category

Bank
				03/31/2019	12/31/2018
	Amortized	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	34,270,409	165,643	-	34,436,052	47,827,195
Government Securities	33,726,864	157,391	-	33,884,255	47,282,124
Private Securities	543,545	8,252	-	551,797	545,071
Available-for-Sale Securities	116,380,224	1,042,214	3,173,249	120,595,687	106,498,971
Government Securities	91,753,904	1,001,383	2,718,648	95,473,935	82,478,707
Private Securities	24,626,320	40,831	454,601	25,121,752	24,020,264
Held-to-Maturity Securities	11,301,925	-	-	11,301,925	11,256,327
Government Securities	11,301,925	-	-	11,301,925	11,256,327
Total Securities	161,952,558	1,207,857	3,173,249	166,333,664	165,582,493

Consolidated
				03/31/2019	12/31/2018
	Amortized	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	39,940,623	587,833	-	40,528,456	54,001,557
Government Securities	37,381,647	524,854	-	37,906,501	51,909,118
Private Securities	2,558,976	62,979	-	2,621,955	2,092,439
Available-for-Sale Securities	119,929,567	1,256,673	3,179,742	124,365,982	111,179,802
Government Securities	96,850,463	1,215,842	2,725,054	100,791,359	88,337,847
Private Securities	23,079,104	40,831	454,688	23,574,623	22,841,955
Held-to-Maturity Securities	11,301,925	-	-	11,301,925	11,256,327
Government Securities	11,301,925	-	-	11,301,925	11,256,327
Total Securities	171,172,115	1,844,506	3,179,742	176,196,363	176,437,686

Individual and Consolidated Financial Statements – March 31, 2019       34

II) Trading Securities

				Bank			Consolidated
			03/31/2019	12/31/2018			03/31/2019	12/31/2018
		Adjustment				Adjustment
	Amortized	to Fair Value -	Carrying	Carrying	Amortized	to Fair Value -	Carrying	Carrying
Trading Securities	Cost	Income	Amount	Amount	Cost	Income	Amount	Amount
Government Securities	33,726,864	157,391	33,884,255	47,282,124	37,381,647	524,854	37,906,501	51,909,118
Financial Treasury Bills - LFT	1,085,729	238	1,085,967	2,158,662	3,102,315	153,339	3,255,654	5,070,617
National Treasury Bills - LTN	10,244,245	10,011	10,254,256	15,633,571	10,244,245	10,011	10,254,256	15,633,571
National Treasury Notes - NTN	21,894,520	143,089	22,037,609	28,976,194	23,532,717	357,451	23,890,168	30,691,233
Agricultural Debt Securities - TDA	112,478	3,315	115,793	126,519	112,478	3,315	115,793	126,519
Brazilian Foreign Debt Notes	389,892	738	390,630	387,178	389,892	738	390,630	387,178
Private Securities	543,545	8,252	551,797	545,071	2,558,976	62,979	2,621,955	2,092,439
Shares	6	-	6	4,211	182,703	53,731	236,434	589,647
Investment Fund Shares	-	-	-	130,528	769,616	-	769,616	-
Investment Fund Real Estate	-	-	-	-	54,306	996	55,302	625
Debentures (1)	364,445	7,773	372,218	274,988	1,372,496	7,773	1,380,269	1,161,466
Eurobonds	3,978	121	4,099	-	3,978	121	4,099	-
Certificates of Real Estate Receivables - CRI	20,552	22	20,574	-	20,552	22	20,574	-
Certificates of Agribusiness Receivables - CRA	132,483	333	132,816	135,344	132,483	333	132,816	135,344
Financial Bills	22,081	3	22,084	-	22,081	3	22,084	-
Certificates of Time Deposits - CDB	-	-	-	-	239	-	239	205,357
Others	-	-	-	-	522	-	522	-
Total	34,270,409	165,643	34,436,052	47,827,195	39,940,623	587,833	40,528,456	54,001,557

						Bank
						03/31/2019
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	9,806,502	1,767,942	8,192,726	14,117,085	33,884,255
Financial Treasury Bills - LFT	-	-	227,866	171,249	686,852	1,085,967
National Treasury Bills - LTN	-	5,022,289	1,231,373	3,108,546	892,048	10,254,256
National Treasury Notes - NTN	-	4,621,892	20,259	4,879,908	12,515,550	22,037,609
Agricultural Debt Securities - TDA	-	6,719	53,837	33,020	22,217	115,793
Brazilian Foreign Debt Securities	-	155,602	234,607	3	418	390,630
Private Securities	6	3,330	157	10,553	537,751	551,797
Shares	6	-	-	-	-	6
Investment Fund Shares	-	-	-	-	-	-
Certificates of Real Estate Receivables - CRI	-	200	-	-	20,374	20,574
Eurobonds	-	-	-	4,099	-	4,099
Financial Bills	-	-	-	2,014	20,070	22,084
Debentures (1)	-	-	-	647	371,571	372,218
Certificates of Agribusiness Receivables - CRA	-	3,130	157	3,793	125,736	132,816
Total	6	9,809,832	1,768,099	8,203,279	14,654,836	34,436,052

					Consolidated
						03/31/2019
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	9,806,502	1,782,254	11,188,747	15,128,998	37,906,501
Financial Treasury Bills - LFT	-	-	242,178	1,314,710	1,698,766	3,255,654
National Treasury Bills - LTN	-	5,022,289	1,231,373	3,108,546	892,048	10,254,256
National Treasury Notes - NTN	-	4,621,892	20,258	6,732,468	12,515,550	23,890,168
Agricultural Debt Securities - TDA	-	6,719	53,837	33,020	22,217	115,793
Brazilian Foreign Debt Notes	-	155,602	234,608	3	417	390,630
Private Securities	772,375	3,852	396	10,553	1,834,779	2,621,955
Shares	236,434	-	-	-	-	236,434
Investment Fund Real Estate	55,302	-	-	-	-	55,302
Investment Fund Shares	480,639	-	-	-	288,977	769,616
Debentures (1)	-	-	-	647	1,379,622	1,380,269
Certificates of Agribusiness Receivables - CRA	-	3,130	157	3,793	125,736	132,816
Certificates of Real Estate Receivables - CRI	-	200	-	-	20,374	20,574
Financial Bills	-	-	-	2,014	20,070	22,084
Eurobonds	-	-	-	4,099	-	4,099
Others	-	522	-	-	-	522
Certificates of Time Deposits - CDB	-	-	239	-	-	239
Total	772,375	9,810,354	1,782,650	11,199,300	16,963,777	40,528,456

Individual and Consolidated Financial Statements – March 31, 2019       35

III) Available-for-Sale Securities

						Bank
					03/31/2019	12/31/2018

		Amortized		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities		Cost	Income	Equity	Amount	Amount
Government Securities		91,753,904	1,001,383	2,718,648	95,473,935	82,478,707
Treasury Certificates - CFT		848	-	194	1,042	1,007
Securitized Credit		1,173	-	101	1,274	1,446
Financial Treasury Bills - LFT		10,675,654	-	5,822	10,681,476	9,390,914
National Treasury Bills - LTN		33,712,969	302,796	570,127	34,585,892	36,883,802
National Treasury Notes - NTN A		37,786,907	698,587	2,098,449	40,583,943	32,338,196
Mexican Foreign Debt Bonds		1,912,227	-	79,069	1,991,296	-
Spanish Foreign Debt Bonds		7,664,126	-	(35,114)	7,629,012	3,863,342
Private Securities		24,626,320	40,831	454,601	25,121,752	24,020,264
Shares		46	-	-	46	50
Investment Fund Shares in Participation - FIP (2)		23,084	-	-	23,084	23,074
Investment Fund Shares		965,956	-	-	965,956	1,332,021
Investment Fund Real Estate		403,461	-	(11,831)	391,630	-
Debentures (1)		9,634,439	40,831	490,468	10,165,738	9,871,056
Eurobonds		2,690,674	-	24,983	2,715,657	2,331,017
Promissory Notes - NP		6,007,005	-	(8,016)	5,998,989	6,625,314
Financial Bills - LF		238,162	-	1,348	239,510	236,368
Certificates of Real Estate Receivables - CRI		135,394	-	(11,366)	124,028	151,618
Rural Product Note - CPR		4,528,099	-	(30,985)	4,497,114	3,449,746
Total		116,380,224	1,042,214	3,173,249	120,595,687	106,498,971

					Consolidated
					03/31/2019	12/31/2018

		Amortized		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities		Cost	Income	Equity	Amount	Amount
Government Securities		96,850,463	1,215,842	2,725,054	100,791,359	88,337,847
Treasury Certificates - CFT		848	-	194	1,042	1,007
Securitized Credit		1,173	-	101	1,274	1,446
Financial Treasury Bills - LFT (3)		12,770,144	97	6,783	12,777,024	12,180,134
National Treasury Bills - LTN		34,776,727	302,796	570,127	35,649,650	37,855,695
National Treasury Notes - NTN		39,725,218	912,949	2,103,894	42,742,061	34,436,223
Mexican Foreign Debt Bonds		1,912,227	-	79,069	1,991,296	-
Spanish Foreign Debt Bonds		7,664,126	-	(35,114)	7,629,012	3,863,342
Private Securities		23,079,104	40,831	454,688	23,574,623	22,841,955
Shares		5,393	-	-	5,393	5,398
Investment Fund Shares in Participation - FIP (2)		23,084	-	-	23,084	23,074
Investment Fund Shares		304,970	-	-	304,970	156,306
Investment Fund Real Estate		61,603	-	(11,744)	49,859	65,983
Debentures (1)		9,038,932	40,831	490,468	9,570,231	9,792,922
Eurobonds		2,690,673	-	24,983	2,715,656	2,331,017
Promissory Notes - NP		6,007,005	-	(8,016)	5,998,989	6,625,314
Foreign Exchange Bills - LC		-	-	-	-	-
Financial Bills - LF		238,162	-	1,348	239,510	236,368
Certificates of Real Estate Receivables - CRI		135,395	-	(11,366)	124,029	151,618
Certificates of Time Deposits - CDB		45,788	-	-	45,788	4,209
Rural Product Note - CPR		4,528,099	-	(30,985)	4,497,114	3,449,746
Total		119,929,567	1,256,673	3,179,742	124,365,982	111,179,802

						Bank
						03/31/2019
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	9,227,907	14,051,925	26,693,443	45,500,660	95,473,935
Treasury Certificates - CFT	-	-	-	1,042	-	1,042
Securitized Credit	-	179	408	687	-	1,274
Financial Treasury Bills - LFT	-	-	-	2,992,866	7,688,610	10,681,476
National Treasury Bills - LTN	-	9,227,728	4,431,209	20,926,955	-	34,585,892
National Treasury Notes - NTN	-	-	-	2,771,893	37,812,050	40,583,943
Mexican Foreign Debt Bonds	-	-	1,991,296	-	-	1,991,296
Spanish Foreign Debt Bonds	-	-	7,629,012	-	-	7,629,012
Private Securities	1,380,716	1,839,994	6,473,850	7,525,421	7,901,771	25,121,752
Shares	46	-	-	-	-	46
Investment Fund Shares in Participation - FIP (2)	23,084	-	-	-	-	23,084
Investment Fund Shares	965,956	-	-	-	-	965,956
Investment Fund Real Estate	391,630	-	-	-	-	391,630
Debentures (1)	-	53,543	890,083	3,062,713	6,159,399	10,165,738
Eurobonds	-	329,430	2,385,916	-	311	2,715,657
Promissory Notes - NP	-	1,031,372	1,168,170	3,338,979	460,468	5,998,989
Financial Bills - LF	-	-	55,086	184,424	-	239,510
Certificates of Real Estate Receivables - CRI	-	-	-	117,264	6,764	124,028
Rural Product Note - CPR	-	425,649	1,974,595	822,041	1,274,829	4,497,114
Total	1,380,716	11,067,901	20,525,775	34,218,864	53,402,431	120,595,687

					Consolidated
						03/31/2019
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	10,272,021	14,534,029	29,221,303	46,764,006	100,791,359
Treasury Certificates - CFT	-	-	-	1,042	-	1,042
Securitized Credit	-	179	408	687	-	1,274
Financial Treasury Bills - LFT (3)	-	1,044,114	271,061	3,221,645	8,240,204	12,777,024
National Treasury Bills - LTN	-	9,227,728	4,603,574	21,483,924	334,424	35,649,650
National Treasury Notes - NTN	-	-	38,678	4,514,005	38,189,378	42,742,061
Mexican Foreign Debt Bonds	-	-	1,991,296	-	-	1,991,296
Spanish Foreign Debt Bonds	-	-	7,629,012	-	-	7,629,012
Private Securities	383,306	1,839,994	6,519,638	6,929,914	7,901,771	23,574,623
Shares	5,393	-	-	-	-	5,393
Investment Fund Shares in Participation - FIP (2)	23,084	-	-	-	-	23,084
Investment Fund Shares	304,970	-	-	-	-	304,970
Investment Fund Shares	49,859	-	-	-	-	49,859
Debentures (1)	-	53,543	890,083	2,467,206	6,159,399	9,570,231
Eurobonds	-	329,430	2,385,916	-	310	2,715,656
Promissory Notes - NP	-	1,031,372	1,168,170	3,338,979	460,468	5,998,989
Financial Bills - LF	-	-	55,086	184,424	-	239,510
Certificates of Real Estate Receivables - CRI	-	-	-	117,264	6,765	124,029
Certificates of Time Deposits - CDB	-	-	45,788	-	-	45,788
Rural Product Note - CPR	-	425,649	1,974,595	822,041	1,274,829	4,497,114
Total	383,306	12,112,015	21,053,667	36,151,217	54,665,777	124,365,982

Individual and Consolidated Financial Statements – March 31, 2019       36

(1)   In the Bank and Consolidated, includes securities issued by mixed-capital companies in the amount of R$0 (12/31/2018 - R$7) in securities for trading and R$613,046 (12/31/2018 - R$548,743) in available-for-sale securities.

(2)   Investments are carried out at the fair value of the resources Investments that should reflect as market conditions, it is not a moment of their measurement, it is not an initial process of adhesion, presentation of the financial statements or information on the equity of the Fund are disclosed. For the market, the measurement of the fair value of the investments must be established in a consistent and verifiable manner. In cases where you are the investment trustee, the fair value of an entity is not reliably measurable, the cost value can be used until it is practicable to measure the fair value on a reliable basis, and must be disclosed in Note explanatory statement, the reasons that led to the conclusion of the fair value are not reliably measurable, together with a summary of the condensed financial statements of these funds.

(3)   On December, 2018, management decided to change the classification of Financial Treasury Bills – LFT, of the securities portfolio of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet SA), Banco Bandepe SA and Santander Corretora de Cambio e Valores Mobiliários S.A. (Santander CCVM). The securities were transferred from the Trading to Available for Sale category, in the amounts of R$739,430, R$14,099 and R$375,488, respectively. Such transfers did not impact the amounts of Consolidated and also did not generate effect on the result. The change in the category occurred due to the revaluation of the recent trading history of these assets.

(4)    On March 31, 2019, the quantity of 1,040,000 in the amount of R$1,235,908 (12/31/2018 - 1,040,000 in the amount of R$1,244,672) Notes National Treasury - NTN are bound by the obligation assumed by Banco Santander to hedge the unamortized reserves Plan V of the Social Security Fund (Banesprev).

IV) Held-to-Maturity Securities

					Bank/Consolidated
							03/31/2019
							By Maturity

		Amortized Cost			From 1 to	Over
Held-to-Maturity Securities (1)	03/31/2019	12/31/2018	Up to 3 Months	From 3 to 12 Months	3 Years	3 Years	Total
Government Securities	11,301,925	11,256,327	-	432,469	1,368,931	9,500,525	11,301,925
National Treasury Notes - NTN	3,385,172	3,336,462	-	-	-	3,385,172	3,385,172
Brazilian Foreign Debt Bonds	7,916,753	7,919,865	-	432,469	1,368,931	6,115,353	7,916,753
Total	11,301,925	11,256,327	-	432,469	1,368,931	9,500,525	11,301,925

Individual and Consolidated Financial Statements – March 31, 2019       37

(1) The fair value of held to maturity securities is R$12,460,004 (12/31/2018 - R$12,131,544).

For the first quarter of 2019, there were no changes in the federal public securities and other securities classified as held to maturity.

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is estimated based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, considered as representative of market conditions at the end of balance.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018

Income From Fixed-Income Securities (1)	4,404,244	5,230,481	4,678,639	5,039,908
Income From Interbank Investments	2,220,160	2,293,488	1,125,857	1,236,106
Income From Variable-Income Securities	14,852	(34,347)	(79,737)	12,926
Financial Income of Pension and Capitalization	-	-	33,339	32,846
Provision for Impairment Losses (2)	(54,854)	(51,348)	(54,854)	(51,348)
Others (3)	(133,349)	(116,736)	(147,325)	(112,102)
Total	6,451,053	7,321,538	5,555,919	6,158,336

(1) Includes exchange variation income in the amount of R$473,791 in the Bank and Consolidated (2018 – expense of R$343,715 in the Bank and R$360,303 in the Consolidated).

(2) Includes exchange variation expense in the amount of R$1,074 in the Bank and Consolidated.

(3) Corresponds to the permanent loss record, referring to securities classified as available for sale.

(4) Includes exchange variation expense in the amount of R$144,262 in the Bank and Consolidated (2018 - expense of R$143,888 in the Bank and Consolidated), and net valuation of quotas of investment funds and participation.

b) Derivatives Financial Instruments

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model, the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber or using the same methodology applied for swap contracts. The fair value of options derivatives is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models.

Individual and Consolidated Financial Statements – March 31, 2019       38

I) Summary of Derivative Financial Instruments

The composition of the Derivative Financial Instruments portfolio (Assets and Liabilities) by type of instrument, at market value:

		Bank	Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Assets
Swap Differentials Receivable	7,306,652	6,806,838	15,186,543	14,730,123
Option Premiums to Exercise	431,556	558,123	650,440	716,936
Forward Contracts and Others	3,396,950	2,526,669	3,443,700	2,579,936
Total	11,135,158	9,891,630	19,280,683	18,026,995
Liabilities
Swap Differentials Payable	8,863,695	8,038,706	17,069,290	16,180,410
Option Premiums Launched	391,307	489,055	542,102	563,787
Forward Contracts and Others	3,132,326	2,156,206	3,129,534	2,156,206
Total	12,387,329	10,683,967	20,740,926	18,900,403

II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

					Bank
			03/31/2019			12/31/2018
			Trading			Trading
	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	-	(938,934)	(1,556,510)	-	1,246,249	(1,230,580)
Assets	320,478,336	205,474,256	205,149,856	134,091,933	47,175,506	46,930,074
CDI (Interbank Deposit Rates)	49,466,696	16,040,489	15,930,539	42,836,808	21,809,496	23,240,349
Fixed Interest Rate - Real	45,579,929	-	-	30,281,235	-	-
Indexed to Price and Interest Rates	1,943,458	-	-	2,581,215	-	-
Foreign Currency	223,434,853	189,433,767	189,219,317	58,339,275	25,366,010	23,689,725
Others	53,400	-	-	53,400	-	-
Liabilities	321,417,270	(206,413,189)	(206,706,366)	133,093,551	(45,929,257)	(48,160,654)
CDI (Interbank Deposit Rates)	33,426,207	-	-	19,350,927	-	-
Fixed Interest Rate - Real	68,288,576	(22,708,647)	(23,207,220)	53,540,823	(23,316,075)	(25,573,015)
Indexed to Price and Interest Rates	184,570,962	(182,627,504)	(182,511,826)	24,308,601	(21,727,386)	(21,775,017)
Foreign Currency	34,001,087	-	-	34,954,004	-	-
Others	1,130,438	(1,077,038)	(987,320)	939,196	(885,796)	(812,622)

					Bank
			03/31/2019			12/31/2018
			Trading			Trading
	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Options	445,607,052	(6,174)	40,248	330,078,421	1,303	69,068
Purchased Position	208,391,715	567,107	431,556	146,586,573	528,822	558,123
Call Option - Foreign Currency	10,979,184	266,093	223,821	14,518,058	268,629	239,079
Put Option - Foreign Currency	10,145,197	145,253	58,063	8,893,620	135,576	90,736
Call Option - Other	10,498,379	36,799	26,633	1,313,613	25,710	7,378
Interbank Market	10,252,624	21,497	16,677	639,488	10,543	4,537
Others (2)	245,755	15,302	9,956	674,125	15,167	2,841
Put Option - Other	176,768,955	118,962	123,038	121,861,282	98,907	220,930
Interbank Market	176,510,283	113,983	118,143	121,800,897	90,997	217,726
Others (2)	258,672	4,979	4,895	60,385	7,910	3,204
Sold Position	237,215,337	(573,282)	(391,307)	183,491,848	(527,519)	(489,055)
Call Option - Foreign Currency	7,610,083	(117,754)	(79,631)	7,615,856	(124,442)	(101,034)
Put Option - Foreign Currency	12,189,300	(311,236)	(160,744)	12,160,912	(276,500)	(169,431)
Call Option - Other	54,079,533	(35,348)	(44,002)	29,907,415	(21,381)	(22,063)
Interbank Market	53,876,398	(21,146)	(31,602)	29,609,298	(10,574)	(13,195)
Others (2)	203,135	(14,202)	(12,400)	298,117	(10,807)	(8,868)
Put Option - Other	163,336,421	(108,944)	(106,930)	133,807,665	(105,196)	(196,527)
Interbank Market	163,083,686	(95,983)	(94,839)	133,719,046	(93,269)	(179,841)
Others (2)	252,735	(12,961)	(12,091)	88,619	(11,927)	(16,686)
Futures Contracts	401,217,114	-	-	368,013,784	-	-
Purchased Position	111,665,561	-	-	86,230,249	-	-
Exchange Coupon (DDI)	47,520,763	-	-	20,590,068	-	-
Interest Rates (DI1 and DIA)	48,815,741	-	-	32,831,028	-	-
Foreign Currency	15,133,060	-	-	32,456,813	-	-
Indexes (3)	176,654	-	-	352,340	-	-
Treasury Bonds/Notes	19,343	-	-	-	-	-
Sold Position	289,551,553	-	-	281,783,535	-	-
Exchange Coupon (DDI)	166,957,225	-	-	193,087,449	-	-
Interest Rates (DI1 and DIA)	88,524,468	-	-	76,642,545	-	-
Foreign Currency	33,211,011	-	-	11,401,281	-	-
Indexes (3)	712,206	-	-	652,259	-	-
Forward Contracts and Others	100,844,250	416,504	264,624	90,906,932	1,907,981	370,463
Purchased Commitment	44,776,483	325,457	439,280	38,662,360	(3,569,322)	618,568
Currencies	44,064,835	324,982	453,659	38,095,625	(3,569,571)	618,980
Others	711,647	475	(14,378)	566,735	249	(412)
Sell Commitment	56,067,767	91,047	(174,656)	52,244,572	5,477,303	(248,105)
Currencies	54,999,542	91,647	(183,717)	51,958,529	5,470,937	(252,160)
Others	1,068,225	(600)	9,061	286,043	6,366	4,055

					Consolidated
			03/31/2019			12/31/2018
			Trading			Trading
	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	-	(1,096,085)	(1,882,213)	-	975,044	(1,448,999)
Assets	368,104,161	226,315,728	206,815,664	188,308,664	77,483,490	51,550,122
CDI (Interbank Deposit Rates)	47,756,905	24,184,981	24,641,566	42,586,951	34,115,674	29,330,484
Fixed Interest Rate - Real	62,610,360	-	-	47,968,999	-	-
Indexed to Price and Interest Rates	1,905,698	-	-	2,581,215	-	-
Foreign Currency	255,831,199	202,130,748	182,174,097	95,118,099	43,367,816	22,219,638
Others	-	-	-	53,400	-	-
Liabilities	369,200,246	(227,411,813)	(208,697,877)	187,444,210	(76,508,446)	(52,999,121)
CDI (Interbank Deposit Rates)	23,571,924	-	-	13,512,485	-	-
Fixed Interest Rate - Real	106,226,471	(43,616,110)	(25,104,250)	94,666,073	(53,624,364)	(30,156,111)
Indexed to Price and Interest Rates	184,570,962	(182,665,264)	(182,552,907)	24,308,601	(21,727,386)	(21,775,017)
Foreign Currency	53,700,451	-	-	53,746,955	-	-
Others	1,130,438	(1,130,438)	(1,040,720)	1,210,096	(1,156,696)	(1,067,993)
Options	456,138,351	(11,588)	108,338	335,073,080	2,863	153,149
Purchased Position	213,570,985	564,401	650,440	149,076,796	514,907	716,936
Call Option - Foreign Currency	10,979,184	266,093	223,821	14,518,058	268,629	239,079
Put Option - Foreign Currency	10,145,197	145,253	58,063	8,893,620	135,576	90,736
Call Option - Other	14,981,884	36,799	252,793	3,118,344	25,710	131,297
Interbank Market	10,252,624	21,497	16,677	639,488	10,543	4,537
Others (2)	4,729,260	15,302	236,116	2,478,856	15,167	126,760
Put Option - Other	177,464,720	116,255	115,763	122,546,774	84,992	255,824
Interbank Market	176,510,283	113,983	118,143	121,782,816	77,082	217,726
Others (2)	954,437	2,273	(2,380)	763,958	7,910	38,098
Sold Position	242,567,366	(575,988)	(542,102)	185,996,284	(512,044)	(563,787)
Call Option - Foreign Currency	7,610,083	(117,754)	(79,631)	7,615,856	(124,442)	(101,034)
Put Option - Foreign Currency	12,189,300	(311,236)	(160,744)	12,160,912	(276,500)	(169,431)
Call Option - Other	56,831,426	(38,055)	(132,697)	31,679,919	(21,381)	(66,002)
Interbank Market	53,876,398	(21,146)	(31,602)	29,609,298	(10,574)	(13,195)
Others (2)	2,955,028	(16,909)	(101,095)	2,070,621	(10,807)	(52,807)
Put Option - Other	165,936,557	(108,944)	(169,030)	134,539,597	(89,721)	(227,320)
Interbank Market	163,083,686	(95,983)	(94,839)	133,703,672	(77,794)	(179,841)
Others (2)	2,852,871	(12,961)	(74,191)	835,925	(11,927)	(47,479)
Futures Contracts	401,703,526	-	-	368,013,784	-	-
Purchased Position	111,955,845	-	-	86,230,249	-	-
Exchange Coupon (DDI)	47,520,763	-	-	20,590,068	-	-
Interest Rates (DI1 and DIA)	48,991,117	-	-	32,831,028	-	-
Foreign Currency	15,133,060	-	-	32,456,813	-	-
Indexes (3)	291,562	-	-	352,340	-	-
Treasury Bonds/Notes	19,343	-	-	-	-	-

					Consolidated
			03/31/2019			12/31/2018
			Trading			Trading
Sold Position	289,747,682	-	-	281,783,535	-	-
Exchange Coupon (DDI)	166,957,225	-	-	193,087,449	-	-
Interest Rates (DI1 and DIA)	88,545,267	-	-	76,642,545	-	-
Foreign Currency	33,211,011	-	-	11,401,281	-	-
Indexes (3)	887,536	-	-	652,259	-	-
Forward Contracts and Others	100,612,727	276,664	314,166	90,910,841	1,911,891	423,730
Purchased Commitment	44,686,352	329,401	494,611	38,666,269	(3,565,412)	671,835
Currencies	44,060,587	325,094	455,385	38,095,625	(3,569,571)	618,980
Others	625,765	4,307	39,226	570,644	4,159	52,855
Sell Commitment	55,926,375	(52,737)	(180,445)	52,244,572	5,477,303	(248,105)
Currencies	54,947,921	45,291	(181,105)	51,958,529	5,470,937	(252,160)
Others	978,453	(98,029)	660	286,043	6,366	4,055

Individual and Consolidated Financial Statements – March 31, 2019       39

(1) Nominal value of the updated contracts.

(2) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P indexes.

III) Derivatives Financial Instruments by Counterparty

					Bank
					Notional
				03/31/2019	12/31/2018
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	32,210,122	54,089,795	234,178,419	320,478,336	134,091,933
Options	13,897,848	968,622	430,740,581	445,607,052	330,078,421
Futures Contracts	-	-	401,217,114	401,217,114	368,013,784
Forward Contracts and Others	42,748,057	53,971,771	4,124,421	100,844,250	90,906,932

				Consolidated
					Notional
				03/31/2019	12/31/2018
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	32,210,122	52,799,751	283,094,288	368,104,161	188,308,664
Options	13,897,848	968,622	441,271,880	456,138,351	335,073,080
Futures Contracts	-	-	401,703,526	401,703,526	368,013,784
Forward Contracts and Others	42,748,057	53,971,771	3,892,898	100,612,727	90,910,841

(1) Includes operations that have counterpart B3 S.A. - Brazil, Stock Exchange, Counter (B3) and other stock and commodity exchanges.

IV) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				03/31/2019	12/31/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	22,691,187	203,428,935	94,358,214	320,478,336	134,091,933
Options	48,952,410	387,752,909	8,901,733	445,607,052	330,078,421
Futures Contracts	158,182,076	150,232,068	92,802,970	401,217,114	368,013,784
Forward Contracts and Others	55,443,999	24,845,700	20,554,551	100,844,250	90,906,932

				Consolidated
					Notional
				03/31/2019	12/31/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	22,925,943	248,478,792	96,699,426	368,104,161	188,308,664
Options	56,170,210	390,559,095	9,409,046	456,138,351	335,073,080
Futures Contracts	158,408,898	150,414,503	92,880,125	401,703,526	368,013,784
Forward Contracts and Others	55,408,938	24,699,446	20,504,343	100,612,727	90,910,841

Individual and Consolidated Financial Statements – March 31, 2019       40

V) Derivatives Financial Instruments by Trade Market

				Bank
				Notional
			03/31/2019	12/31/2018
	Exchange (1)	Over the Counter (2)	Total	Total
Swap	205,952,536	114,525,800	320,478,336	134,091,933
Options	425,354,880	20,252,172	445,607,052	330,078,421
Futures Contracts	401,217,114	-	401,217,114	368,013,784
Forward Contracts and Others	2,360,259	98,483,991	100,844,250	90,906,932

			Consolidated
				Notional
			03/31/2019	12/31/2018
	Exchange (1)	Over the Counter (2)	Total	Total
Swap	205,952,536	162,151,625	368,104,161	188,308,664
Options	425,354,880	30,783,471	456,138,351	335,073,080
Futures Contracts	401,703,526	-	401,703,526	368,013,784
Forward Contracts and Others	2,360,259	98,252,468	100,612,727	90,910,841

(1) Includes amount traded with the B3.

(2) Composed by operations that are included in Clearing Houses, according to the regulation of the Bacen.

VI) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives are where the exchange of the return of the reference obligation occurs through a cash flow and where, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the and the fair value (market value) of the reference obligation on the settlement date of the contract.

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity.

		03/31/2019		12/31/2018

	Nominal Value		Nominal Value
	Retained Risk	Nominal Value	Retained Risk	Nominal Value
	Total Rate of Return Swap	Transferred Risk -	Total Rate of Return Swap	Transferred Risk -
		Credit Swap		Credit Swap
Credit Swaps	2,354,899	584,505	1,959,128	584,505
Total	2,354,899	584,505	1,959,128	584,505

Individual and Consolidated Financial Statements – March 31, 2019       41

Value referring to the premium paid on CDS for use as collateral (transfer of risks) in the amount of R$533.

The effect in the Required Stockholders' Equity of the risk received was R$94,196 (12/31/2018 -R$84,487).

During the period there was no occurrence of credit event related to the events generated by the contracts.

		03/31/2019

	Over
Maximum Potential for Future Payments - Gross	12 Months	Total
Per Instrument
CDS	2,354,899	2,354,899
Per Risk Classification
Below Investment Grade	2,354,899	2,354,899
Per Reference Entity
Brazilian Government	2,354,899	2,354,899

VII) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with Bacen Circular 3,082 / 2002 and the following hedge accounting structures were established:

VII.I) Market Risk Hedge

The Bank's market risk hedging strategies consist of a hedge of exposure to variation in market risk, in receipts and interest payments related to assets and liabilities recognized.

The Bank's market risk hedging methodology segregates transactions by risk factor (eg, real / dollar exchange rate risk, fixed interest rate risk in Reais, dollar exchange rate risk, inflation, interest rate risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared to pre-established internal limits.

To protect the market risk variation in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts relating to fixed assets and liabilities.

The Bank applies the market risk hedge as follows:

• Designates Foreign Currency + Coupon Versus% CDI and Pre - Real Interest Rate as a derivative instrument in Hedge Accounting structures, with foreign currency loan operations being the object of such transactions.

• The Bank has a portfolio of credit assets denominated in US dollars at the fixed rate in the balance sheet of Santander EFC, whose operations are recorded in Euro. As a way of managing this mismatch, the Bank designates each Euro Floating Foreign Currency swap versus Fixed Dollar as the market risk hedge of the corresponding loan.

• The Bank has a portfolio of assets indexed to the Euro and traded at the Cayman branch. In the transaction, the value of the asset in Euro will be converted to the Dollar by the rate of the exchange contract of the transaction. As from the conversion, the principal amount of the funding, already expressed in US dollars, will be adjusted by the CDI or Pre-Fixed rate. The assets will be covered with Swap Cross Currency in order to cross the risk in Euro for LIBOR + Coupon.

Individual and Consolidated Financial Statements – March 31, 2019       42

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the portfolio of available-for-sale securities. In order to manage this mismatch, it contracts DI Futures in the Exchange and designates them as a derivative instrument in a Hedge Accounting structure, having as an object item in this relation fixed-rate government securities (NTN-F and LTN).

• The Bank has a risk to the IPCA index generated by debenture in the portfolio of securities available for sale. To manage this mismatch, it contracts IPCA (DAP) futures on the Stock Exchange and designates them as a derivative instrument in a Hedge Accounting structure.

• Santander Leasing has a pre-fixed interest rate risk generated by government securities (NTN-F) in the portfolio of available-for-sale securities. To manage this mismatch, the Entity contracts interest swaps and designates them as a derivative instrument in an Accounting Hedge structure.

In market risk hedging, the results, both on hedging instruments and on the objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

						Bank
						03/31/2019
			Hedge Instruments			Hedge Objects
		Adjustment			Adjustment
Strategies	Cost	to Fair Value (1)	Fair Value	Cost	to Fair Value (1)	Fair Value
Swap Contracts	2,036,587	95,333	2,131,920	2,044,317	49,179	2,093,495
Credit Operations Hedge	1,279,132	78,440	1,357,572	1,194,130	78,211	1,272,341
Securities Hedge	757,455	16,893	774,348	850,187	(29,032)	821,154
Future Contracts	38,929,340	-	38,929,340	41,578,133	1,042,213	42,620,346
Securities Hedge	38,929,340	-	38,929,340	41,578,133	1,042,213	42,620,346

						Bank
						12/31/2018
			Hedge Instruments			Hedge Objects
		Adjustment			Adjustment
Strategies	Cost	to Fair Value (1)	Fair Value	Cost	to Fair Value (1)	Fair Value
Swap Contracts	2,244,803	111,801	2,356,604	2,082,613	120,074	2,202,687
Credit Operations Hedge	1,438,991	92,095	1,531,086	1,281,525	89,478	1,371,003
Securities Hedge	805,812	19,706	825,519	801,088	30,596	831,684
Future Contracts	34,513,381	-	34,513,381	35,749,521	940,705	36,690,226
Securities Hedge	34,513,381	-	34,513,381	35,749,521	940,705	36,690,226

						Consolidated
						03/31/2019
			Hedge Instruments			Hedge Objects
		Adjustment			Adjustment
Strategies	Cost	to Fair Value (1)	Fair Value	Cost	to Fair Value (1)	Fair Value
Swap Contracts	4,071,264	155,791	4,227,055	4,118,778	90,235	4,209,014
Credit Operations Hedge	1,753,552	96,655	1,850,208	1,705,017	80,592	1,785,609
Securities Hedge	2,317,712	59,135	2,376,847	2,413,761	9,643	2,423,405
Future Contracts	38,929,340	-	38,929,340	41,578,133	1,042,213	42,620,346
Securities Hedge	38,929,340	-	38,929,340	41,578,133	1,042,213	42,620,346

						Consolidated
						12/31/2018
			Hedge Instruments			Hedge Objects
		Adjustment			Adjustment
Strategies	Cost	to Fair Value (1)	Fair Value	Cost	to Fair Value (1)	Fair Value
Swap Contracts	4,321,435	175,439	4,496,874	4,250,400	84,344	4,334,743
Credit Operations Hedge	1,914,152	113,617	2,027,768	1,770,107	90,858	1,860,965
Securities Hedge	2,407,283	61,822	2,469,105	2,480,293	(6,515)	2,473,778
Future Contracts	34,513,381	-	34,513,381	35,749,521	940,705	36,690,226
Securities Hedge	34,513,381	-	34,513,381	35,749,521	940,705	36,690,226

Individual and Consolidated Financial Statements – March 31, 2019       43

(1) Registered in the operations of securities and derivative financial instruments.

VII.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of a hedge of exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes of unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• It contracts fixed and floating dollar indexed swaps in Reais / Euro floating and designates them as a derivative instrument in a Cash Flow Hedge structure, with the purpose of protecting floating rate indexed loans and negotiated with third parties through agency in Cayman and securities held to maturity of Brazilian foreign debt securities.

• Contracts DDI + DI Futures (DIY Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, the object of which in this relation is part of the Bank's credit portfolio in Dollars and Promissory Notes in the portfolio of securities available for sale.

• The Bank has post-fixed interest rate risk generated by public securities (LFT) in the portfolio of available-for-sale securities, which present expected cash flows subject to Selic variations over their duration. To manage these oscillations, it contracts DI futures on the Stock Exchange and designates them as a derivative instrument in a Hedge Accounting structure.

• The Bank has a portfolio of credit assets denominated in US dollars at the fixed rate in the balance sheet of Santander EFC, whose operations are recorded in Euro. As a way of managing this mismatch, the Bank designates each Euro Floating Foreign Currency swap versus Fixed Dollar as the market risk hedge of the corresponding loan. Hedge operations were designated between May 2016 and December 2017 and maturities of related swaps will occur between May 2021 and September 2022.

• Banco RCI Brasil S.A., has hedge operations whose purpose is funding with financial letters (LF), bills of exchange (LC) and Interbank Deposit Certificates (CDI).

In cash flow hedge, the effective portion of the variation in the hedging instrument is temporarily recognized in shareholders' equity under the heading of equity valuation adjustments until the forecasted transactions occur, when that portion is recognized in the statement of income. The non effective portion of the variation in the value of exchange rate hedge derivatives is recognized directly in the statements of income. In the first quarter of 2019 and 2018, no result was recorded relating to ineffective portion.

				Bank
				03/31/2019
			Hedge Instruments	Hedge Objects
		Adjustment
Strategies	Cost	to Fair Value (1)	Fair Value	Cost
Swap Contracts	1,646,894	(107,753)	1,539,141	1,459,552
Credit Operations Hedge	481,116	3,509	484,625	458,742
Securities Hedge	1,165,778	(111,262)	1,054,516	1,000,811
Future Contracts	46,950,299	-	46,950,299	16,669,425
Credit Operations Hedge (2)	46,950,299	-	46,950,299	16,669,425
Securities Hedge	-	-	-	-

Individual and Consolidated Financial Statements – March 31, 2019       44

				Bank
				12/31/2018
			Hedge Instruments	Hedge Objects
		Adjustment
Strategies	Cost	to Fair Value (1)	Fair Value	Cost
Swap Contracts	1,225,045	(91,980)	1,133,065	1,436,356
Credit Operations Hedge	30,324	955	31,279	211,599
Securities Hedge	1,194,721	(92,936)	1,101,786	1,224,757
Future Contracts	44,541,938	-	44,541,938	17,224,115
Credit Operations Hedge (2)	44,000,952	-	44,000,952	16,910,915
Securities Hedge	540,987	-	540,987	313,200

				Consolidated
				03/31/2019
			Hedge Instruments	Hedge Objects
		Adjustment
Strategies	Cost	to Fair Value (1)	Fair Value	Cost
Swap Contracts	7,337,600	25,452	7,363,052	7,606,138
Credit Operations Hedge	834,220	44,705	878,925	847,867
Securities Hedge	1,165,778	(111,262)	1,054,516	1,000,811
Funding Hedge	5,337,602	92,009	5,429,611	5,757,460
Future Contracts	46,950,299	-	46,950,299	16,669,425
Credit Operations Hedge (2)	46,950,299	-	46,950,299	16,669,425
Securities Hedge	-	-	-	-

				Consolidated
				12/31/2018
			Hedge Instruments	Hedge Objects
		Adjustment
Strategies	Cost	to Fair Value (1)	Fair Value	Cost
Swap Contracts	7,496,337	85,440	7,581,777	8,159,832
Credit Operations Hedge	1,032,283	68,730	1,101,012	1,198,921
Securities Hedge	1,194,721	(92,936)	1,101,786	1,224,757
Funding Hedge	5,269,333	109,646	5,378,979	5,736,154
Future Contracts	44,541,938	-	44,541,938	17,224,115
Credit Operations Hedge (2)	44,000,952	-	44,000,952	16,910,915
Securities Hedge	540,987	-	540,987	313,200

(1) Recorded in shareholders' equity under the equity valuation adjustments heading.

(2) The restated amount of the instruments as of March 31, 2019 is R$15,859,857 (12/31/2018 - R$16,738,641).

In the Bank and Consolidated, the mark-to-market effect of swap contracts and future assets corresponds to a credit in the amount of R$193,295 (12/31/2018 - R$76,534) and is recorded in shareholders' equity , net of tax effects, of which R$29,670 will be debited and will be incurred against expenses in the next twelve months.

Individual and Consolidated Financial Statements – March 31, 2019       45

VIII) Derivative Financial Instruments - Margin Given in Guarantee

The margin given as collateral for transactions traded on B3 with its own and third party derivative financial instruments is composed of federal government securities.

		Bank		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Financial Literature of the Treasury - LFT	7,067,142	6,974,085	7,608,108	7,552,926
National Treasury Bills - LTN	2,130,069	3,392,893	2,130,069	3,392,886
National Treasury Notes - NTN	722,167	682,240	908,136	873,134
Total	9,919,379	11,049,218	10,646,314	11,818,946

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III follow a phase in schedule, thus enabling the application of the rules gradually until 2019.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of Bacen´s Basileia Standard Method. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading. The banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Therefore, based on the nature of Banco Santander’s activities, the sensitivity analysis was divided by both trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress test amounts generated by Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of March 31, 2019.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(5,474)	(84,745)	(169,490)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(1,249)	(15,878)	(31,757)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(7,271)	(5,711)	(11,421)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(5,927)	(2,408)	(4,816)
Foreign Currency	Exposures subject to Foreign Exchange	(3,346)	(83,638)	(167,275)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(84)	(457)	(914)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(3,452)	(19,103)	(38,205)
Shares and Indexes	Exposures subject to Change in Shares Price	(237)	(5,929)	(11,857)
Commodities	Exposures subject to Change in Commodity Price	(4)	(89)	(179)
Total (1)		(27,044)	(217,958)	(435,914)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 and -10 base points on the interest curves and 1% to price changes (currency and share), are considered the greatest losses per risk factor.

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(46,577)	(814,281)	(1,628,237)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(24,184)	(400,839)	(601,897)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(48,682)	(374,069)	(737,994)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(9,671)	(55,575)	(95,768)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(5,474)	(69,925)	(140,701)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(3,915)	(92,492)	(160,447)
Foreign Currency	Exposures subject to Foreign Exchange	(1,326)	(33,151)	(66,301)
Total (1)		(139,829)	(1,840,332)	(3,431,345)

Individual and Consolidated Financial Statements – March 31, 2019       46

(1) Amounts net of taxes.

Scenario 1: a shock of +10 and -10 base points on the interest curves and 1% to price changes (currency and share), are considered the greatest losses per risk factor.

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7.            Interbank Accounts

The amount of interbank accounts is composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses payment transactions (assets and liabilities position).

8.            Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Lending Operations	191,536,840	184,740,287	253,521,684	244,954,684
Loans and Discounted Titles	102,662,667	98,499,318	116,340,621	111,862,168
Financing	40,069,810	37,823,329	88,362,727	84,652,084
Rural and Agroindustrial - Financing	11,724,072	11,875,591	11,724,072	11,875,591
Real Estate Financing	37,080,291	36,542,049	37,080,292	36,542,049
Lending Operations Related to Assignment	-	-	13,972	22,792
Leasing Operations	-	-	2,649,996	2,573,079
Advances on Foreign Exchange Contracts (Note 9) (1)	5,907,588	6,125,308	5,907,588	6,125,308
Other Receivables (2)	45,305,441	48,120,998	48,715,634	51,696,570
Total	242,749,869	238,986,593	310,794,902	305,349,641

(1)   Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2)   Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

In the Bank and Consolidated, during the first quarter of 2019, operations were carried out credit assignment without co-obligation in the amount of R$19,960 (12/31/2018 - R$688,854) and were recorded substantially in loans and discounted securities, classified as F risk level.

During the first quarter of 2019, credit assignments without co-obligation, the amount of R$121,633 in the Bank and Consolidated relating to credit losses.

(ii) With Substantial Retention of Risks and Benefits

Since August 2016, in the Consolidated, the amount referring to the loan portfolio assigned with co-obligation started to include the operations coming from Banco PSA Finance Brasil S.A. (Banco PSA). On March 31, 2019, the present value of the operations assigned to Banco PSA is R$13,642 (12/31/2018 - R$22,792).

In September 2015, the Bank carried out assignment of credits with co-obligation related to the operations of Funded Participation (Export) in the amount of R$201,706, due in April 2019. In 2018, the loan assignment was settled.

Individual and Consolidated Financial Statements – March 31, 2019       47

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On March 31, 2019, the present value of the divested operations is R$90,686 (12/31/2018 - R$97,104).

These assignment operations were carried out with a co-obligation clause, and compulsory repurchase is envisaged in the following situations:

-         Contracts in default for a period exceeding 90 consecutive days;

-         Contracts subject to renegotiation;

-         Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

-         Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer, cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

	Bank		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Overdue	8,323,843	7,851,837	9,520,062	9,513,579
Due to:
Up to 3 Months	74,241,345	74,904,261	84,659,248	85,909,980
From 3 to 12 Months	57,263,614	55,405,909	76,712,437	75,610,894
Over 12 Months	102,921,067	100,824,586	139,903,155	134,315,188
Total	242,749,869	238,986,593	310,794,902	305,349,641

c) Lease Portfolio Operations

	Bank		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Gross Investment in Leasing Operations	-	-	3,176,937	3,089,417
Lease Receivables	-	-	2,024,018	1,975,231
Unrealized Residual Values (1)	-	-	1,152,919	1,114,186
Unearned Income on Lease	-	-	(2,005,631)	(1,955,086)
Offsetting Residual Values	-	-	(1,152,919)	(1,114,186)
Leased Assets	58,257	58,307	6,661,541	6,536,478
Accumulated Depreciation	(58,257)	(58,307)	(3,332,280)	(3,365,576)
Excess Depreciation	22,039	22,059	1,227,273	1,240,627
Losses on Unamortized Lease	-	-	182,204	190,790
Advances for Guaranteed Residual Value	(22,039)	(22,059)	(2,109,439)	(2,051,422)
Other Assets	-	-	2,310	2,037
Total of Lease Portfolio at Present Value	-	-	2,649,996	2,573,079

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive, which is the difference between the gross investment and the total present value of the portfolio) in the Consolidated is R$526,941 (12/31/2018 - R$516,338).

On March 31, 2019 and December 31, 2018, there were no individually material agreements or commitments for lease contracts considered relevant.

Report per Lease Portfolio Maturity of Gross Investment

	Bank		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Overdue	-	-	19,871	9,371
Due to:
Up to 1 Year	-	-	1,321,533	1,336,888
From 1 to 5 Years	-	-	1,832,273	1,740,022
Over 5 Years	-	-	3,260	3,136
Total	-	-	3,176,937	3,089,417

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Overdue	-	-	8,399	8,912
Due to:
Up to 1 Year	-	-	1,237,673	1,239,421
From 1 to 5 Years	-	-	1,402,244	1,323,324
Over 5 Years	-	-	1,680	1,422
Total	-	-	2,649,996	2,573,079

Individual and Consolidated Financial Statements – March 31, 2019       48

d) Loan Portfolio by Business Sector

		Bank		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Private Sector	242,698,161	238,402,463	310,742,920	304,765,355
Industry	51,962,673	50,869,652	54,101,373	52,541,944
Commercial	29,496,810	29,132,915	33,770,850	33,979,959
Financial Institutions	1,243,762	1,578,981	1,343,510	1,585,364
Services and Other (1)	31,035,594	33,881,582	34,173,425	37,053,132
Individuals	125,698,603	119,869,007	184,078,471	176,520,693
Credit Cards	30,630,517	30,892,254	31,778,045	30,892,254
Mortgage Loans	33,283,106	32,438,358	33,283,106	32,438,358
Payroll Loans	22,481,190	20,976,692	35,630,378	33,782,238
Financing and Vehicles Lease	2,290,854	2,213,470	43,976,803	43,528,359
Others (2)	37,012,936	33,348,233	39,410,139	35,879,484
Agricultural	3,260,719	3,070,326	3,275,291	3,084,263
Public Sector	51,708	584,130	51,982	584,286
State (3)	7,513	560,482	7,513	560,482
Municipal	44,195	23,648	44,469	23,804
Total	242,749,869	238,986,593	310,794,902	305,349,641

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

(3) Mainly includes working capital operations.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							03/31/2019
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	99,447,125	-	99,447,125	-	-	-
A	0.5%	69,835,909	-	69,835,909	349,180	259,235	608,415
B	1%	20,780,133	2,389,569	23,169,702	231,697	412,562	644,259
C	3%	20,250,450	1,995,123	22,245,573	667,367	914,799	1,582,166
D	10%	8,655,200	1,972,109	10,627,309	1,062,731	-	1,062,731
E	30%	2,162,066	1,437,865	3,599,931	1,079,979	-	1,079,979
F	50%	2,059,824	1,134,074	3,193,898	1,596,949	-	1,596,949
G	70%	685,096	1,051,799	1,736,895	1,215,827	-	1,215,827
H	100%	3,059,195	5,756,119	8,815,314	8,815,314	-	8,815,314
Total		226,934,998	15,736,658	242,671,656	15,019,043	1,586,596	16,605,639

Individual and Consolidated Financial Statements – March 31, 2019       49

							Bank
							12/31/2018
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	97,577,221	-	97,577,221	-	-	-
A	0.5%	70,680,546	-	70,680,546	353,403	263,816	617,219
B	1%	17,262,081	3,256,203	20,518,284	205,183	355,940	561,123
C	3%	19,236,302	2,331,011	21,567,313	647,019	1,051,658	1,698,677
D	10%	8,418,782	2,552,645	10,971,427	1,097,143	-	1,097,143
E	30%	2,368,666	1,656,361	4,025,027	1,207,508	-	1,207,508
F	50%	1,567,663	1,388,291	2,955,954	1,477,977	-	1,477,977
G	70%	598,233	1,160,961	1,759,194	1,231,436	-	1,231,436
H	100%	3,126,714	5,716,357	8,843,071	8,843,071	-	8,843,071
Total		220,836,208	18,061,829	238,898,037	15,062,740	1,671,414	16,734,154

							Consolidated
							03/31/2019
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	118,752,650	-	118,752,650	-	-	-
A	0.5%	107,089,347	-	107,089,347	535,447	280,251	815,698
B	1%	24,578,045	4,125,414	28,703,459	287,035	412,562	699,597
C	3%	21,617,570	3,329,576	24,947,146	748,414	914,799	1,663,213
D	10%	9,064,436	2,604,868	11,669,304	1,166,930	-	1,166,930
E	30%	2,226,811	1,809,903	4,036,714	1,211,014	-	1,211,014
F	50%	2,149,952	1,419,657	3,569,609	1,784,804	-	1,784,804
G	70%	701,395	1,256,503	1,957,898	1,370,529	-	1,370,529
H	100%	3,175,370	6,812,812	9,988,182	9,988,182	-	9,988,182
Total		289,355,576	21,358,733	310,714,309	17,092,355	1,607,612	18,699,967

							Consolidated
							12/31/2018
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	115,358,812	-	115,358,812	-	-	-
A	0.5%	107,768,431	-	107,768,431	538,842	281,900	820,742
B	1%	21,289,830	4,838,249	26,128,079	261,281	355,940	617,221
C	3%	20,577,623	3,667,376	24,244,999	727,350	1,051,658	1,779,008
D	10%	8,823,284	3,164,178	11,987,462	1,198,746	-	1,198,746
E	30%	2,435,111	2,010,053	4,445,164	1,333,549	-	1,333,549
F	50%	1,718,727	1,671,879	3,390,606	1,695,303	-	1,695,303
G	70%	611,648	1,360,348	1,971,996	1,380,397	-	1,380,397
H	100%	3,232,551	6,731,606	9,964,157	9,964,157	-	9,964,157
Total		281,816,017	23,443,689	305,259,706	17,099,625	1,689,498	18,789,123

(1)   Includes current and past-due operations.

(2)   The additional allowance is recognized based mainly on the expected realization of the loan portfolio, in addition to the current minimum regulatory requirements.

(3)   The total loan portfolio includes the value of a credit of R$78,213 (12/31/2018 - R$88,556) Bank and R$80,594 (12/31/2018 - R$89,935) Consolidated, related to the adjustment to fair value of loans that are being hedged, recorded in accordance with Article 5 of Circular Letter 3,624 of the Bacen of December 26, 2013 and are not included in the note of the risk levels (Note 6.b.VI.a).

f) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018

Opening Balance	16,734,154	15,867,217	18,789,123	17,461,974
Allowances Recognized	2,527,986	2,815,277	3,013,446	3,291,151
Write-offs	(2,656,501)	(2,658,107)	(3,102,602)	(3,006,298)
Closing Balance	16,605,639	16,024,387	18,699,967	17,746,827
Recoveries Credits (1)	456,898	505,120	445,751	552,427

(1)     It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$12,981 (2018 - R$65,394) Bank and R$12,981 (2018 - R$85,903) Consolidated.

Individual and Consolidated Financial Statements – March 31, 2019       50

g) Renegotiated Credits

		Bank		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Renegotiated Credits	13,940,569	13,811,093	15,361,454	15,021,047
Allowance for Loan Losses	(7,872,376)	(7,764,696)	(8,230,845)	(8,065,913)
Percentage of Coverage on Renegotiated Credits	56.5%	56.2%	53.6%	53.7%

h) Loan Portfolio Concentration

				Consolidated
	03/31/2019		12/31/2018
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	3,497,313	0.9%	3,679,300	0.9%
10 Largest	28,039,023	7.1%	26,626,231	6.8%
20 Largest	43,599,943	11.0%	42,775,942	10.9%
50 Largest	71,961,271	18.1%	69,956,141	17.9%
100 Largest	93,639,096	23.6%	92,337,154	23.6%

(1) Includes installments of credit to builders/developers.

(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to credit of derivatives risk.

9.            Foreign Exchange Portfolio

	Bank/Consolidated
	03/31/2019	12/31/2018
Assets
Rights to Foreign Exchange Sold	63,846,878	67,730,808
Exchange Purchased Pending Settlement	59,641,181	39,564,763
Advances in Local Currency	(230,044)	(109,179)
Income Receivable from Advances and Importing Financing (Note 8.a)	110,184	101,894
Currency and Documents Term Foreign Currency	95,643	85,102
Total	123,463,842	107,373,388
Liabilities
Exchange Sold Pending Settlement	68,655,983	72,067,100
Foreign Exchange Purchased	55,352,550	34,403,569
Advances on Foreign Exchange Contracts (Note 8.a)	(5,907,588)	(6,125,308)
Others	106	102
Total	118,101,051	100,345,463
Memorandum Accounts
Outstanding Import Credits – Foreign Currency	1,453,138	1,580,005
Confirmed Export Credits – Foreign Currency	537,644	194,823

Individual and Consolidated Financial Statements – March 31, 2019       51

10.          Securities Trading and Brokerage

		Bank		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Assets
Financial Assets and Pending Settlement Transactions	467,325	562,324	468,787	569,457
Clearinghouse Transactions	-	-	-	107
Debtors Pending Settlement	119,899	179,853	422,829	455,041
Stock Exchanges - Guarantee Deposits	276,306	110,830	276,305	110,830
Others (1)	896,255	775,356	896,255	775,356
Total	1,759,785	1,628,363	2,064,176	1,910,791
Liabilities
Financial Assets and Pending Settlement Transactions	212,259	714,564	219,408	721,169
Creditors Pending Settlement	173,601	105,839	406,987	485,082
Creditors for Loan of Shares	-	-	246,508	359,622
Clearinghouse Transactions	-	-	36,502	140,052
Records and Settlement	1,770	1,370	3,425	2,638
Others	16,000	11,725	16,007	11,734
Total	403,630	833,498	928,837	1,720,297

(1) Refers to deposits used as guarantee for derivatives transactions made with customers in the counter market.

11.          Deferred Taxes

a) Nature and Origin of Recorded Deferred Tax Assets

				Bank
	12/31/2018	Recognition	Realization	03/31/2019
Allowance for Loan Losses	11,717,258	1,014,401	(1,252,105)	11,479,554
Reserve for Legal and Administrative Proceedings - Civil	1,359,671	136,703	(144,820)	1,351,554
Reserve for Tax Risks and Legal Obligations	1,191,066	-	(81,276)	1,109,790
Reserve for Legal and Administrative Proceedings - Labor	1,867,983	171,832	(203,074)	1,836,741
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,459,145	541,830	(623,844)	2,377,131
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	383,413	-	(124,919)	258,494
Accrual for Pension Plan (2)	1,109,912	11,676	-	1,121,588
Profit Sharing, Bonuses and Personnel Gratuities	410,087	171,173	(404,590)	176,670
Other Temporary Provisions (3)	3,053,032	-	(294,707)	2,758,325
Total Tax Credits on Temporary Differences	23,551,567	2,047,615	(3,129,335)	22,469,847
Tax Losses and Negative Social Contribution Bases	478,528	40,185	-	518,713
Social Contribution Tax - Executive Act 2,158/2001	417,464	-	(55,332)	362,132
Balance of Recorded Deferred Tax Assets	24,447,559	2,087,800	(3,184,667)	23,350,692
				Consolidated
	12/31/2018	Recognition	Realization	03/31/2019
Allowance for Loan Losses	13,146,128	1,292,818	(1,444,543)	12,994,403
Reserve for Legal and Administrative Proceedings - Civil	1,470,536	168,755	(179,784)	1,459,507
Reserve for Tax Risks and Legal Obligations	1,994,094	11,989	(102,857)	1,903,226
Reserve for Legal and Administrative Proceedings - Labor	1,994,195	192,744	(212,344)	1,974,595
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,461,985	541,831	(624,845)	2,378,971
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	427,108	194	(131,625)	295,677
Accrual for Pension Plan (2)	1,119,330	11,787	-	1,131,117
Profit Sharing, Bonuses and Personnel Gratuities	452,046	185,545	(445,325)	192,266
Other Temporary Provisions (3)	3,252,443	105,582	(328,569)	3,029,456
Total Tax Credits on Temporary Differences	26,317,865	2,511,245	(3,469,892)	25,359,218
Tax Loss Carryforwards	928,752	55,271	(35,084)	948,939
Social Contribution Tax - Executive Act 2,158/2001	417,463	-	(55,331)	362,132
Balance of Recorded Deferred Tax Assets	27,664,080	2,566,516	(3,560,307)	26,670,289

Individual and Consolidated Financial Statements – March 31, 2019       52

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.
(3) Composed mainly by administrative provisions nature.

On March 31, 2019, has deferred tax assets not registered in assets in the amount of R$308,062 (12/31/2018 - R$259,824) in the Bank and R$380,020 (12/31/2018 - R$318,155) in the Consolidated, whose expectation of achievement exceeds 10 years.

The accounting record of the deferred tax assets in the Santander Brasil financial statements was made at the rates applicable to the expected period of its realization and is based on the projection of future results and a technical study prepared pursuant to CMN Resolution 3,059/2002, with the amendments to the Resolution CMN 4,441/2015.

b) Expected Realization of Recorded Tax Credits

						Bank
						03/31/2019
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2019	2,768,847	1,670,909	50,069	518,713	264,462	5,273,000
2020	3,860,810	2,329,293	66,758	-	97,670	6,354,531
2021	4,174,721	2,464,575	66,758	-	-	6,706,054
2022	1,270,242	763,822	25,946	-	-	2,060,010
2023	503,840	305,613	12,341	-	-	821,794
2024 to 2026	891,041	555,534	37,024	-	-	1,483,599
2027 to 2029	388,647	235,288	27,769	-	-	651,704
Total	13,858,148	8,325,034	286,665	518,713	362,132	23,350,692

						Consolidated
						03/31/2019
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2019	3,149,620	1,889,334	50,664	603,722	264,462	5,957,802
2020	4,281,185	2,574,346	67,552	101,065	97,670	7,121,818
2021	4,550,799	2,685,620	67,545	70,331	-	7,374,295
2022	1,398,750	839,768	26,730	67,680	-	2,332,928
2023	1,005,366	577,339	13,126	10,818	-	1,606,649
2024 to 2026	902,001	560,561	37,408	95,323	-	1,595,293
2027 to 2029	408,982	244,600	27,922	-	-	681,504
Total	15,696,703	9,371,568	290,947	948,939	362,132	26,670,289

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The present value of the tax credits recorded is R$21,036,203 (12/31/2018 - R$22,054,923) in the Bank and R$23,989,051  (12/31/2018 - R$24,785,205) in the Consolidated, calculated according to with the expectation of realizing the temporary differences, tax loss carryforwards, negative social contribution tax, Social Contribution 18% - MP 2,158/2001 and the average funding rate, projected for the corresponding periods.

Individual and Consolidated Financial Statements – March 31, 2019       53

12.          Other Receivables - Other

		Bank		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Notes and Credits Receivable (Note 8.a)
Credit Cards	24,973,454	25,811,419	25,105,386	25,955,382
Receivables (1)	19,213,046	21,190,997	22,491,307	24,622,606
Escrow Deposits for:
Tax Claims	5,093,097	5,035,103	6,903,413	6,834,114
Labor Claims	2,226,453	2,038,755	2,359,824	2,155,863
Others	1,181,300	1,154,478	1,429,046	1,361,530
Contract Guarantees - Former Controlling Stockholders (Note 22.i)	522,677	525,155	601,003	605,638
Recoverable Taxes	3,513,345	2,897,838	4,407,542	3,864,816
Reimbursable Payments	184,285	168,933	208,911	191,469
Salary Advances/Others	72,726	79,297	249,574	141,553
Employee Benefit Plan (Note 34)	250,007	223,302	301,661	273,281
Debtors for Purchase of Assets (Note 8.a)	490,465	472,642	490,465	472,642
Receivable from Affiliates	28,134	32,532	15,379	18,796
Others	791,644	986,999	1,534,883	1,832,436
Total	58,540,633	60,617,450	66,098,394	68,330,126
(1)     It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

13.          Dependences Information and Foreign Subsidiary

Branches:

Cayman

The Grand Cayman Agency is licensed under the Banks and Fiduciary Companies Act and is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands. The agency is therefore duly authorized to carry out banking business in the Cayman Islands and is currently engaged in fund raising business in the international banking and capital market to provide credit lines to Banco Santander, which are then extended to Banco Santander clients' for financing working capital and foreign trade. It also receives deposits in foreign currency from corporate clients and individuals and provides credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil.

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Brazilian Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Minister of Finance of Luxembourg on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman Agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

Subsidiary:

Banco Santander has a subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

Individual and Consolidated Financial Statements – March 31, 2019       54

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include (without eliminating transactions with related parties):

	Grand Cayman Branch (3)		Luxembourg Branch (3)		Santander Brasil EFC (3)
	03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Assets	95,085,937	92,861,348	14,401,816	11,193,937	3,597,332	3,588,365
Current and Long-term Assets	95,085,937	92,861,348	14,401,816	11,193,591	3,597,332	3,588,365
Cash	2,838,771	4,810,743	80,363	27,433	220,122	172,752
Interbank Investments	9,866,435	18,932,358	1,532,488	2,507,169	1,706,640	1,731,210
Securities and Derivatives Financial Instruments	62,121,748	47,969,178	684,158	543,737	37,341	62,226
Lending Operations (1)	11,921,543	13,620,719	11,991,424	8,053,459	1,534,771	1,559,244
Foreign Exchange Portfolio	5,700,167	5,449,633	77,866	27,384	-	-
Others	2,637,273	2,078,717	35,517	34,409	98,458	62,933
Permanent Assets	-	-	-	346	-	-
Liabilities	95,085,937	92,861,348	14,401,816	11,193,937	3,597,332	3,588,365
Current and Long-term Liabilities	45,095,361	47,276,437	10,306,476	7,184,013	147,762	43,037
Deposits and Money Market Funding	4,788,790	6,778,080	617,205	525,047	28,751	29,165
Funds from Acceptance and Issuance of Securities	4,957,822	4,451,782	47,098	-	-	-
Borrowings (2)	14,731,550	16,095,088	8,821,153	6,581,247	-	-
Foreign Exchange Portfolio	5,646,177	5,397,345	76,860	27,542	-	-
Debt Instruments Eligible to Compose Capital (Note 20)	10,000,532	9,782,372	-	-	-	-
Others	4,970,490	4,771,770	744,160	50,177	119,011	13,872
Deferred Income	156	136	-	-	17,281	14,375
Stockholders' Equity	49,990,420	45,584,775	4,095,340	4,009,924	3,432,289	3,530,953
	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018
Net Income	628,094	494,216	63,261	-	(543)	22,189

(1)   Refers mainly to lending and export financing operations.

(2)   Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3)   The functional currency is Real (Note 3.b).

Individual and Consolidated Financial Statements – March 31, 2019       55

14.          Investments in Affiliates and Subsidiaries

a)     Amount of Shares or Quotas Owned, Direct and Indirect Participation

					03/31/2019
		Quantity of Shares or Quotas Owned (in Thousands)		Direct	Consolidated
Investments	Activity	Common Shares and Quotas	Preferred Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,798	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (17)	Bank	3,589	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Santander CCVM	Broker	14,067,673	14,067,673	100.00%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros) (7)	Other Activities	7,184	-	100.00%	100.00%
Getnet S.A. (19)	Payment Institution	69,565	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	12,728,211	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos Financeiros)(5)	Recovery of Defaulted Credits	357,594	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	24,500	-	100.00%	100.00%
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (8)	Tecnology	45,371	-	100.00%	100.00%
Rojo Entretenimento S.A. (9)	Other Activities	7,417	-	94.60%	94.60%
BEN Benefícios e Serviços S.A. (BEN Benefícios) (11)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A. (16)	Other Activities	10,001	-	100.00%	100.00%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super Pagamentos)	Payment Institution	90,724	-	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (6)	Bank	261,359	-	-	60.00%
Banco PSA	Bank	105	-	-	50.00%
Banco Hyundai Capital Brasil S.A. (current name of BHJV Assessoria e Consultoria Empresarial Ltda.) (10)	Bank	150,000	-	-	50.00%
Controlled by Santander Leasing
PI Distribuidora de Títulos e Valores Mobiliários S.A. (current name of Santander Finance Arrendamento Mercantil S.A.) (PI DTVM) (12)	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A.	Private Pension	12,591,172	-	-	100.00%

Individual and Consolidated Financial Statements – March 31, 2019       56

					03/31/2019
		Quantity of Shares or Quotas Owned (in Thousands)		Direct	Consolidated
Investments	Activity	Common Shares and Quotas	Preferred Shares	Participation	Participation
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (8)
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.) (15)	Collection and Recover of Credit Management	140	-	-	70.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.) (19)
Return Gestão de Recursos S.A. (current name of Gestora de Investimentos Ipanema S.A.) (15)	Resources Management	11	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1)	Securitization	4	-	9.72%	9.72%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1) (7)	Other Activities	3,859	2,953	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito) (4)	Credit Bureau	3,560	3,560	20.00%	20.00%
Campo Grande Empreendimentos Ltda. (14)	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Corretora de Seguros
Webmotors S.A. (2)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	-	-	19.81%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros) (3)	Insurance Broker	450	-	-	50.00%
Jointly Controlled by Sancap
Santander Auto S.A. (18)	Other Activities	7,500	-	-	50.00%
Controlled by Getnet S.A
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	76,276	-	-	99.99%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop) (13)	Other Activities	23,243	-	-	51.00%
Controlled by TecBan
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	381,522	-	-	100.00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	375,576	-	-	100.00%
Controlled by Olé Consignado
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	100.00%
Olé Tecnologia Ltda.	Other Activities	450	-	-	100.00%
Affiliate of Banco Santander
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

Individual and Consolidated Financial Statements – March 31, 2019       57

b)     Value of Investments

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	03/31/2019	01/01 to 03/31/2019	03/31/2019	12/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018
Controlled by Banco Santander
Santander Leasing	5,789,996	46,251	4,549,433	4,520,381	36,341	57,947
Banco Bandepe S.A.	4,165,832	124,870	4,165,832	4,193,144	124,870	47,451
Santander Brasil EFC	3,432,290	(543)	3,432,290	3,530,953	(543)	22,189
Santander Corretora de Seguros	2,665,735	107,931	2,665,735	2,556,667	107,931	89,006
Aymoré CFI	2,450,372	369,350	2,450,372	2,191,024	369,350	211,396
Getnet S.A.	2,296,561	131,208	2,296,561	1,916,271	127,247	92,641
Banco RCI Brasil S.A.	1,236,454	37,972	493,226	474,285	15,147	17,239
Santander CCVM	617,756	22,212	617,764	595,575	22,212	10,264
Sancap	470,855	35,372	470,855	435,968	35,291	27,414
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	377,346	7,691	377,346	269,655	7,709	6,678
Santander Brasil Consórcio	364,952	46,837	364,952	318,115	46,837	33,282
Goodwill on the Acquisition of Residual Participation of Getnet S.A. (19)	-	-	1,178,661	-	-	-
Others	933,522	(409)	511,757	468,739	(1,528)	(14,250)
Total			23,574,784	21,470,777	890,864	601,257

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	03/31/2019	01/01 to 03/31/2019	03/31/2019	12/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018
Jointly Controlled Companies Directly and Indirectly by Banco Santander
TecBan	420,574	8,369	83,316	81,658	1,658	(1,884)
Gestora de Crédito	295,021	(466)	59,004	59,099	(93)	(1,865)
Webmotors S.A.	161,548	13,055	113,083	103,945	9,138	6,873
Norchem Holdings	96,920	675	21,080	20,933	147	162
Cibrasec	75,482	397	7,337	7,298	40	(185)
Norchem Participações	52,883	673	26,442	26,105	336	388
EBP	33,482	266	3,720	3,690	29	(1,082)
Santander Auto	15,233	122	7,616	-	61	-
PSA Corretora	2,481	72	1,241	-	36	-
Others	-	-	5,265	14,024	-	109
Total			328,104	316,752	11,352	2,516

Individual and Consolidated Financial Statements – March 31, 2019       58

(1)     The Bank has a participation of less than 20%, and there is no control block in Cibrasec, and business decisions are taken jointly by the stockholders.

(2)     Although participation exceeds 50%, in accordance with the stockholder' agreement, the control is shared by Santander Corretora de Seguros and Carsales.com.  Investments PTY LTD (Carsales).

(3)     In accordance with the stockholders' agreement, the control is shared by Santander Corretora de Seguros and PSA Services LTD.

(4)     Company incorporated in April 14, 2017 and it is in the pre-operational phase. Pursuant to the stockholders' agreement, the control is shared among stockholders who hold 20% of its share capital each (Note 36.i).

(5)     At the Extraordinary General Meeting held on March 23, 2018, a capital increase of R$150,000 was approved, through the issuance of 145,419,292 (one hundred forty-five million, four hundred nineteen thousand and two hundred ninety-two) new common shares, nominative and without par value, the share capital of R$120,000 increased to R$270,000. The shares issued in the capital increase were fully subscribed by the stockholder of Banco Santander. In addition, the Extraordinary General Meeting issued the denomination change of the company to Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. At the AGM held on March 31, 2019, a capital increase of R$100,000 was approved, through the issuance of 92,174,394 ( ninety-two million, one hundred seventy-four thousand and three hundred ninety-four) new common shares, nominatives and without per value, the share capital of R$270,000 increased to R$370,000. The shares issuance in reason of capital growth was fully subscribed by shareholder Santander.

(6)     Stockholders representing the entire share capital of Olé Consignado, at the Extraordinary Shareholders' Meeting held on February 9, 2018, approved the increase in the capital of Olé Consignado in the amount of R$120,000, from the current R$400,000 to R$520,000, through the issuance of 57,089,392 (fifty-seven million, eighty-nine thousand, three hundred and ninety-two) common, nominative and non-par value shares fully subscribed and paid-in by the stockholders on the date of the AGE in proportion to their respective stockholdings. The capital increase was approved by the Central Bank in an order dated March 15, 2018.

(7)     According to its Bylaws, EBP was formed in order to carry out projects to contribute for the brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were aproved in the EGM held on january 29, 2018. The Company is in the process of liquidation.

(8)     Company acquired on February 28, 2018, on the same date, Produban Serviços de Informática S.A. was changed to Santander Brasil Tecnologia S.A. (Note 36.f). At the Extraordinary Shareholders' Meeting held on March 19, 2018, the capital increase of Santander Brasil Tecnologia SA (currently known as Produban Serviços de Informática SA) was approved in the amount of R$4,000, through the capitalization of the reserve for equalization of dividends, without changing the number of shares, the capital stock being increased from R$91,048 to R$95,048, represented by 45,371,225 (forty-five million, three hundred and seventy-one thousand, two hundred and twenty-five) common shares, nominative and without par value.

(9)     Investment transferred from non-current assets held for sale in June, 2018.

(10)   The pre-operating company BHJV Assessoria e Consultoria em Gestão Empresarial Ltda., was incorporated on April 11, 2018 and transformed into Banco Hyundai Capital Brasil S.A. on December 13, 2018. Aymoré CFI, a wholly-owned subsidiary of Banco Santander , has the effective operational control of the company (Note 36.j). At the EGM held on February 19, 2019, a capital increase of R$200,000 was approved, through the issuance of 200,000,000 (two hundred million) new common shares, nominative and without par value, the share capital of R$100,000 increased to R$300,000. The shares issued as a result of the capital increase were fully subscribed by the shareholders Aymoré Financiamentos FI in the amount of R$100,000 and Hyundai Capital Services Inc. in the amount of R$100,000.

(11)   Company incorporated in June 11, 2018 (Note 36.e). At the EGM held on March 27, 2019, a capital increase of R$49,999 was approved, the share capital of R$45,001 increased to R$90,000, through the issuance of 44,999,000 (forty-four million nine hundred ninety-nine thousand) new common shares, nominative and without par value. The shareholder Banco Santander subscribed a totality of new shares issued and paid in the shares corresponding 100% of share capital increase.

(12)   At the EGM held in May 3, 2018, the shareholders of Company approved its change into a securities distributing company, and the change of its corporate name to SI Distribuidora de Títulos e Valores Mobiliários S.A. The change process was approved by Bacen in November 21, 2018. At an Extraordinary General Meeting held on December 17, 2018, SI Distribuidora de Valores Mobiliários SA approved the change of its corporate name to PI Distribuidora de Títulos e Valores Mobiliários SA. The amendment process was approved by Bacen in January 22, 2019 (Note 36.k).

(13)   Investment acquired in September 25, 2018 (Note 36.d).

(14)   Participation resulting from the credit recovery from the Banco Comercial and Investimentos Sudameris S.A. incorporated in 2009 by Banco ABN AMRO Real S.A., which in the same year was incorporated into the Banco Santander (Brasil) S.A. currently partner of Campo Grande Empreendimentos Ltda. The partners are conducting the procedures for extinction of the company, whose depends on the sale of a property. Once it has been sold, the liquidation of the company and each partner will receive its share of the equity.

(15)   At the EGM held in July 12, 2018, was approved the change of its corporate name of Ipanema Empreendimentos e Participações S.A. to Return Capital Serviços de Recuperação de Créditos S.A. At an AGM held on July 12, 2018, was approved the change of its corporate name Gestora de Investimentos Ipanema S.A. to Return Gestão de Recursos S.A.

(16)   Company incorporated on August 14, 2018 with the beginning of its activities in November 2018 (Note 36.c).

Individual and Consolidated Financial Statements – March 31, 2019       59

(17)     At an AGE held on December 7, 2018, a capital increase of R$2,000,000 was approved , the share capital of R$2,787,689 increased to R$4,787,689 through the issuance of 1,405,667 (one million four hundred five thousand six hundred sixty-seven) new common shares, nominatives and without par value. The shareholder Banco Santander subscribed the fully of new common shares issued and pain-in the shares corresponding 50% of the capital share increase, being set that subscribed shares and outstanding of paind-in will be realize in term of one year counting since approving date of capital increased by Bacen.

(18)     Insurance company incorporated on October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Empreendimentos e Participações S.A., submitted to Susep to obtain authorization to operate. In accordance with the shareholders' agreement, the control is shared by Sancap and HDI Seguros S.A. (Note 36.h).

(19)     In February 25, 2019, Banco Santander acquired the Minority Shares totality of GetNet S.A., corresponding 11.5% of share capital of GetNet S.A., conform “Purchase and Sale Contract’s of shares and others deals of GetNet S.A.” with approving by Bacen in February 18, 2019. (Note 36.b)

Individual and Consolidated Financial Statements – March 31, 2019       60

15.          Fixed Assets

				Bank
			03/31/2019	12/31/2018
	Cost	Depreciation	Net	Net
Real Estate	2,470,204	(749,693)	1,720,511	1,737,134
Land	653,135	-	653,135	653,135
Buildings	1,817,069	(749,693)	1,067,376	1,083,999
Others Fixed Assets	12,827,531	(8,631,093)	4,196,438	4,088,273
Installations, Furniture and Equipment	3,901,325	(2,155,851)	1,745,474	1,571,414
Data Processing Equipment	3,576,478	(3,108,418)	468,060	445,450
Leasehold Improvements	3,982,065	(2,533,372)	1,448,693	1,498,849
Security and Communication Equipment	815,601	(573,558)	242,043	252,152
Others	552,062	(259,894)	292,168	320,408
Total	15,297,735	(9,380,786)	5,916,949	5,825,407

				Consolidated
			03/31/2019	12/31/2018
	Cost	Depreciation	Net	Net
Real Estate	2,670,807	(779,158)	1,891,649	1,909,959
Land	686,520	-	686,520	686,520
Buildings	1,984,287	(779,158)	1,205,129	1,223,439
Others Fixed Assets	14,141,153	(9,454,810)	4,686,343	4,588,533
Installations, Furniture and Equipment	4,024,489	(2,180,689)	1,843,800	1,669,541
Data Processing Equipment	3,813,881	(3,214,969)	598,912	582,191
Leasehold Improvements	4,052,432	(2,583,833)	1,468,599	1,516,040
Security and Communication Equipment	1,691,572	(1,213,203)	478,369	496,475
Others	558,779	(262,116)	296,663	324,286
Total	16,811,960	(10,233,968)	6,577,992	6,498,492

16.          Intangibles

Bank
			03/31/2019	12/31/2018
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,419,016	(26,148,414)	270,602	283,474
Other Intangible Assets	9,724,588	(6,497,297)	3,227,291	3,296,078
Acquisition and Development of Software	6,369,161	(5,068,959)	1,300,202	1,314,786
Exclusivity Contracts for Provision of Banking Services	3,033,941	(1,151,548)	1,882,393	1,933,538
Others	321,486	(276,790)	44,696	47,754
Total	36,143,604	(32,645,711)	3,497,893	3,579,552

Consolidated
			03/31/2019	12/31/2018
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	29,147,852	(27,247,961)	1,899,891	793,430
Other Intangible Assets	10,394,655	(6,913,146)	3,481,509	3,525,818
Acquisition and Development of Software	6,912,835	(5,402,276)	1,510,559	1,517,731
Exclusivity Contracts for Provision of Banking Services	3,033,941	(1,151,549)	1,882,392	1,933,538
Others	447,879	(359,321)	88,558	74,549
Total	39,542,507	(34,161,107)	5,381,400	4,319,248

Individual and Consolidated Financial Statements – March 31, 2019       61

17.          Funding and Borrowings and Onlendings

a) Deposits

						Bank
					03/31/2019	12/31/2018
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	18,144,081	-	-	-	18,144,081	20,531,035
Savings Deposits	46,211,153	-	-	-	46,211,153	46,068,346
Interbank Deposits	-	2,590,692	3,256,194	297,524	6,144,410	6,579,524
Time Deposits (1)	84,952	50,798,734	69,437,265	66,171,661	186,492,612	185,907,537
Total	64,440,186	53,389,426	72,693,459	66,469,185	256,992,256	259,086,442

						Consolidated
					03/31/2019	12/31/2018
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	17,939,781	-	-	-	17,939,781	18,831,579
Savings Deposits	46,211,153	-	-	-	46,211,153	46,068,346
Interbank Deposits	262,725	660,807	1,900,659	285,469	3,109,660	3,065,406
Time Deposits (1)	94,733	50,812,630	69,257,903	64,930,657	185,095,923	184,098,307
Other Deposits	5,913	-	-	-	5,913	8,606
Total	64,514,305	51,473,437	71,158,562	65,216,126	252,362,430	252,072,244

(1)     Considering the maturities established in the respective applications, there is the possibility of immediate withdrawal, in advance of maturity.

b) Money Market Funding

					Bank
				03/31/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	89,661,608	271,666	87,526	90,020,800	89,308,822
Government Securities	82,389,573	84,207	31,379	82,505,159	82,331,057
Debt Securities in Issue (1)	6,202	142,251	17,015	165,468	216,684
Others	7,265,833	45,208	39,132	7,350,173	6,761,081
Third Parties	4,527,820	-	-	4,527,820	15,200,913
Linked to Trading Portfolio Operations	2,605,697	1,070,706	16,553,234	20,229,637	32,440,445
Total	96,795,125	1,342,372	16,640,760	114,778,257	136,950,180

					Consolidated
				03/31/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	84,260,621	216,822	56,147	84,533,590	85,178,225
Government Securities	76,988,586	29,363	-	77,017,949	78,200,460
Debt Securities in Issue (1)	6,202	142,251	17,015	165,468	216,684
Others	7,265,833	45,208	39,132	7,350,173	6,761,081
Third Parties	4,527,820	-	-	4,527,820	14,200,914
Linked to Trading Portfolio Operations	2.605.697	1,070,706	16,553,234	20,229,637	32,440,445
Total	91,394,138	1,287,528	16,609,381	109,291,047	131,819,584

Individual and Consolidated Financial Statements – March 31, 2019       62

c) Funds from Acceptance and Issuance of Securities

					Bank
				03/31/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	11,492,792	27,576,689	33,637,605	72,707,086	70,109,242
Real Estate Credit Notes - LCI (1)	4,384,613	9,309,573	13,325,654	27,019,840	27,159,984
Agribusiness Credit Notes - LCA	4,898,830	7,161,188	1,836,670	13,896,688	11,925,018
Treasury Bills - LF (2)	2,209,349	11,105,928	17,952,904	31,268,181	30,720,861
Guaranteed Real Estate Credit Notes - LIG (3)	-	-	522,377	522,377	303,379
Securities Issued Abroad	397,414	1,475,627	3,133,147	5,006,188	4,516,647
Eurobonds	397,414	1,475,627	3,133,147	5,006,188	4,516,647
Funding by Structured Operations Certificates	557,491	694,314	1,474,958	2,726,763	2,646,215
Total	12,447,697	29,746,630	38,245,710	80,440,037	77,272,104

					Consolidated
				03/31/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	88,285	451,010	782,077	1,321,372	1,318,895
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	12,095,979	28,663,380	36,033,293	76,792,652	73,631,474
Real Estate Credit Notes - LCI (1)	4,384,612	9,309,573	13,325,654	27,019,839	27,159,982
Agribusiness Credit Notes - LCA	4,898,830	7,161,188	1,836,671	13,896,689	11,925,018
Treasury Bills - LF (2)	2,812,537	12,192,619	20,348,591	35,353,747	34,243,095
Guaranteed Real Estate Credit Notes - LIG (3)	-	-	522,377	522,377	303,379
Securities Issued Abroad	397,414	1,475,627	3,133,147	5,006,188	4,516,647
Eurobonds	397,414	1,475,627	3,133,147	5,006,188	4,516,647
Funding by Structured Operations Certificates	557,491	694,314	1,474,958	2,726,763	2,646,215
Total	13,139,169	31,284,331	41,423,475	85,846,975	82,113,231

(1) LCI are fixed income securities linked with mortgages and guaranteed by mortgage-backed securities or liens on property. On March 31, 2019, they have maturities between 2019 and 2026.

(2) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On March 31, 2019, its maturities dates are between 2019 and 2025. (12/31/2018 - with maturity between 2019 and 2025).

(3) LIG are fixed income securities linked with mortgages and guaranteed by the issuer and by a pool of real estate credits separated from the other assets of the issuer. On March 31, 2019, they have maturities until 2022. (12/31/2018 - with maturity until 2021).

						Bank/Consolidated
					03/31/2019	12/31/2018
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	2017	2019	USD	LIBOR 3M + 1.00%	195,323	194,243
Eurobonds	2017	2024	USD	6.9% to 10.0%	631,719	639,275
Eurobonds	2018	2019	USD	Zero Coupon to 9.0%	750,175	855,035
Eurobonds	2018	2019	USD	LIBOR 3M + 0.95%	19,495	19,386
Eurobonds	2018	2019	USD	LIBOR 1M + 1.50%	199,123	197,055
Eurobonds	2018	2020	USD	Up to 3.5%	639,889	34,776
Eurobonds	2018	2024	USD	6.6% a 6.7%	1,197,752	1,211,361
Eurobonds	2018	2025	USD	9.0%	1,276,279	1,287,821
Others					96,433	77,695
Total					5,006,188	4,516,647

Individual and Consolidated Financial Statements – March 31, 2019       63

d) Money Market Funding Expenses

		Bank		Consolidated
	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018

Time Deposits (1) (2)	2,037,478	2,259,982	2,037,940	2,259,838
Savings Deposits	527,368	496,906	527,368	496,906
Interbank Deposits	141,225	242,390	49,040	80,581
Money Market Funding	2,824,119	3,875,553	2,753,907	3,549,573
Upgrade and Provisions Interest and Pension Plans and Capitalization	-	-	29,560	26,526
Acceptance and Issuance of Securities	1,769,545	1,014,435	1,829,305	1,068,908
Others (3)	141,871	148,436	162,810	167,955
Total	7,441,606	8,037,702	7,389,930	7,650,287

(1) In the Bank and Consolidated, includes the record of interest in the amount of R$157,770 (2018 - R$123,862), related to the issuance of the Debt Instrument Eligible to Tier I and II Capital (Note 20).

(2) Includes exchange variation incomes in the amount of R$296,717 in the Bank and Consolidated (2018 – expenses with exchange variation in the amount of R$431,570 in the Bank and consolidated).

(3) Includes exchange variation expense in the amount of R$499,447 in the Bank and Consolidated (2018 – income with exchange variation in the amount of R$300,820 in the Bank and Consolidated).

e) Borrowings and Onlendings

					Bank
				03/31/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Foreign Borrowings	9,578,007	33,399,528	2,565,802	45,543,337	34,305,601
Import and Export Financing Lines	4,621,563	20,611,060	202,421	25,435,044	24,960,596
Other Credit Lines	4,956,444	12,788,468	2,363,381	20,108,293	9,345,005
Domestic Onlendings	1,101,594	2,891,132	8,953,243	12,945,969	13,267,246
Total	10,679,601	36,290,660	11,519,045	58,489,306	47,572,847

					Consolidated
				03/31/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	12,620	34,115	35,089	81,824	96,570
Foreign Borrowings	7,872,225	33,399,528	2,565,802	43,837,555	32,574,976
Import and Export Financing Lines	4,621,563	20,611,060	202,421	25,435,044	24,960,596
Other Credit Lines	3,250,662	12,788,468	2,363,381	18,402,511	7,614,380
Domestic Onlendings	1,101,594	2,891,132	8,953,243	12,945,969	13,267,246
Total	8,986,439	36,324,775	11,554,134	56,865,348	45,938,792

In the Bank and Consolidated, the export and import financing lines are funded by foreign banks, for foreign exchange transactions purposes, related to export bills discounting and export and import pre-financing, with maturity until 2022 (12/31/2018 - through 2022) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0,6% p.a. to 8,84% p.a. (12/31/2018 - 0.5% p.a. to 9.5% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the BNDES, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

Individual and Consolidated Financial Statements – March 31, 2019       64

18.          Tax and Social Security

		Bank		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Deferred Tax Liabilities	3,345,141	2,963,046	3,877,846	3,477,059
Provision for Taxes and Contributions on Income	-	-	369,419	320,595
Taxes Payable	552,702	1,199,448	861,784	1,846,776
Total	3,897,843	4,162,494	5,109,049	5,644,430

a) Nature and Origin of Deferred Tax Liabilities

				Bank
	12/31/2018	Recognition	Realization	03/31/2019
Adjustment to Fair Value of Trading Securities and Derivatives (1)	898,976	-	-	898,976
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	1,968,659	371,417	-	2,340,076
Excess Depreciation of Leased Assets	5,515	-	(5)	5,510
Others	89,896	10,683	-	100,579
Total	2,963,046	382,100	(5)	3,345,141

	12/31/2018			Consolidated
		Recognition	Realization	03/31/2019
Adjustment to Fair Value of Trading Securities and Derivatives (1)	963,016	21,990	(1)	985,005
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	2,034,554	372,799	(7,281)	2,400,072
Excess Depreciation of Leased Assets	310,163	5,644	(3,498)	312,309
Others	169,326	15,473	(4,339)	180,460
Total	3,477,059	415,906	(15,119)	3,877,846
(1) Includes IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

				Bank
				03/31/2019
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2019	149,671	88,976	28,927	267,574
2020	206,552	122,818	38,570	367,940
2021	206,552	122,818	38,570	367,940
2022	186,657	111,707	34,958	333,322
2023	180,026	108,004	33,753	321,783
2024 to 2026	540,078	324,018	101,265	965,361
2027 to 2029	403,313	241,963	75,945	721,221
Total	1,872,849	1,120,304	351,988	3,345,141

				Consolidated
				03/31/2019
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2019	229,812	97,320	29,415	356,547
2020	291,908	134,048	39,220	465,176
2021	266,320	134,302	39,215	439,837
2022	238,766	118,597	35,620	392,983
2023	230,177	113,719	34,398	378,294
2024 to 2026	643,100	341,080	103,168	1,087,348
2027 to 2029	425,538	254,759	77,364	757,661
Total	2,325,621	1,193,825	358,400	3,877,846

Individual and Consolidated Financial Statements – March 31, 2019       65

19.          Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II of the Capital Regulatory for calculating operating limits, according to the mature and proportion defined by CMN Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

Bank/Consolidated
					03/31/2019	12/31/2018
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Notes (2)	January - 14	No Maturity (Perpetual)	R$3,000	7.375%	-	4,906,880
Notes (2)	January - 14	January - 24	R$3,000	6.000%	-	4,978,728
Total					-	9,885,608

(1)   Subordinated time deposits issued with the payment of interest rate and principal at the end of the term.

(2)   On December 18, 2018, the Bank issued approval for the repurchase of the notes issued on January 29, 2014, this approval led to the reclassification of these instruments from the Debt Instruments Eligible to Compose Capital to Subordinated Debt (Note 20).

20.          Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

Bank/Consolidated
					03/31/2019	12/31/2018
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (2)	Total	Total
Tier I (1)	November - 18	No Maturity (Perpetual)	US$1,250	7.250%	5,011,149	4,895,197
Tier II (1)	November - 18	November - 28	US$1,250	6.125%	4,989,383	4,887,175
Total					10,000,532	9,782,372

(1)   Interest paid semiannually, as of May 8, 2019.

(2)   The emissions were made through the Cayman Agency and there is no incidence of Income Tax at Source.

On November 5, 2018, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance was in the form of Notes issued in US dollars, US$2,5 billion, for payment in Tier I and Tier II of Reference Equity. The offer of these notes was made outside Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil. On the same date, the Board of Directors approved the redemption of the Tier I and Tier II notes issued on January 29, 2014, in the total amount of U$2,5 billion (Note 25.e).

The specific characteristics of Notes issued to make up Tier I are: (a) Principal: US$1,250 billion (b) Interest Rate: 7.25% p.a; (c) no maturity (perpetual); (d) Periodicity of payment of interest: semiannually from May 8, 2019.

The specific characteristics of Notes issued to make up Tier II are: (a) Principal: US $ 1,250 billion; (b) Interest Rate: 6.125% p.a.; (c) Maturity Term: on November 8, 2028; and (d) Periodicity of payment of interest: semiannually, as of May 8, 2019.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

On December 18, 2018, the Bank issued approval for the Notes to comprise Tier I and Tier II of Banco Santander's Reference Equity as of such date, as well as the repurchase of the notes issued on January 29, 2014, this approve grants in the instrument’s reclassification on the line Debt Instruments Eligible to Compose Capital (Note 20).

Individual and Consolidated Financial Statements – March 31, 2019       66

21.          Other Payables – Other

		Bank		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Provision Technical for Capitalization Operations	-	-	1,987,376	1,874,147
Provision Technical for Pension Operations	-	-	1,858,016	1,797,008
Payables for Credit Cards	23,528,180	24,618,008	31,313,003	37,420,024
Provision for Tax Risks and Legal Obligations (Note 22.b)	4,056,681	4,079,141	6,286,636	6,294,007
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 22.b)	6,580,604	6,688,400	7,142,736	7,231,458
Provision for Financial Guarantees (Note 21.a)	204,314	201,411	204,314	201,411
Employee Benefit Plans (Note 34)	3,386,857	3,328,319	3,416,848	3,357,653
Payables for Acquisition of Assets and Rights	21,564	21,409	21,564	21,409
Reserve for Tax Contingencies - Responsibility of Former Controllers (Note 22.i)	515,664	518,061	593,990	598,544
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 22.i)	7,013	7,094	7,013	7,094
Accrued Liabilities
Personnel Expenses	1,430,718	1,833,323	1,575,676	2,017,845
Administrative Expenses	195,629	338,599	354,973	499,948
Others Payments	110,662	51,307	171,319	132,988
Creditors for Unreleased Funds	860,488	986,678	860,488	986,678
Provision of Payment Services	492,552	548,134	492,552	548,134
Suppliers	595,830	546,702	1,444,565	1,427,014
Others (1)	5,495,664	4,661,095	8,079,786	6,627,499
Total	47,482,420	48,427,681	65,810,855	71,042,861

(1)   As of December 31, 2018, it includes the effects described in Note 34.a, related to the reduction of present value of actuarial obligations.

a) Provision for Financial Guarantees

The classification of the guarantees operations for the constitution of provision is based on the estimate of the involved risk. It happens due to the quality evaluation process applied to the clients and operations, using statistical model based on quantitative and qualitative information or on specialized credit analyst, which allow them to be classified according their default probabilities, based on internal and market´s objective variables (bureaus), previously identified as predictive of default probability. After this evaluation, the operations are classified according to the provisioning ratings, having as reference the Resolution CMN 2,682/1999. Based on the results of this analysis, amounts related to operations’ coverage are registered as provision considering the type of the guarantee, according to the requirements of Resolution CMN 4,512/2016.

Bank/Consolidated
		03/31/2019		12/31/2018
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	275,805	2,883	1,200,293	4,376
Linked to Bids, Auctions, Provision of Services or Execution of Works	4,414,947	11,742	4,651,584	13,822
Linked to the Supply of Goods	1,181,457	1,957	1,385,573	2,519
Linked to the Distribution of Securities by Public Offer	111,439	-	129,000	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	13,804,043	121,642	14,083,538	121,620
Other Guarantees	40,230	1,911	48,359	928
Other Bank Guarantees	13,371,935	64,179	14,182,366	58,146
Other Financial Guarantees	3,897,515	-	2,818,561	-
Total	37,097,371	204,314	38,499,274	201,411

Individual and Consolidated Financial Statements – March 31, 2019       67

Changes in Allowances for Financial Guarantees

Bank/Consolidated
	01/01 to 03/31/2019	01/01 to 03/31/2018
Balance at Beginning	201,411	312,373
Constitution (Note 30)	5,361	8,240
Reversal (1) (Note 30)	(2,458)	(95,037)
Balance at End	204,314	225,576

(1) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts.

22.          Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on March 31, 2019 and December 31, 2018, no contingent assets were registered (Note 3.q).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Reserve for Tax Contingencies and Legal Obligations (Note 21)	4,056,681	4,079,141	6,286,636	6,294,007
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 21)	6,580,604	6,688,400	7,142,736	7,231,458
Labor	3,463,702	3,543,801	3,763,356	3,829,975
Civil	3,116,902	3,144,599	3,379,380	3,401,483
Total	10,637,286	10,767,541	13,429,372	13,525,465

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations
Bank
			01/01 to 03/31/2019			01/01 to 03/31/2018
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,079,141	3,543,801	3,144,599	4,279,109	3,240,115	2,241,047
Recognition Net of Reversal (1)	(6,975)	7,096	32,928	(662)	152,609	91,552
Inflation Adjustment	35,603	20,351	69,499	37,460	155,304	62,334
Write-offs Due to Payment	(51,088)	(107,547)	(130,124)	(9,454)	(182,575)	(101,127)
Balance at End	4,056,681	3,463,702	3,116,902	4,306,453	3,365,453	2,293,806
Escrow Deposits - Other Receivables	1,360,086	1,176,606	609,647	1,149,409	590,682	482,831
Escrow Deposits - Securities	17,269	19,755	25,366	19,555	15,224	9,518
Total Escrow Deposits (2)	1,377,355	1,196,361	635,013	1,168,964	605,906	492,349

Consolidated
			01/01 to 03/31/2019			01/01 to 03/31/2018
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,294,007	3,829,975	3,401,483	6,999,881	3,457,092	1,867,621
Recognition Net of Reversal (1)	3,253	28,852	68,230	9,049	162,381	111,288
Inflation Adjustment	56,537	25,484	70,922	63,149	162,699	71,281
Write-offs Due to Payment	(67,161)	(120,955)	(161,254)	(17,445)	(195,219)	(128,740)
Change in the Scope of Consolidation/Acquisitions/ Merger/Reclassification of Societary Equity (Note 14)	-	-	-	14,210	93,726	-
Others	-	-	-	-	(118)	(164)
Balance at End	6,286,636	3,763,356	3,379,380	7,068,844	3,680,561	1,921,286
Escrow Deposits - Other Receivables	2,417,843	1,248,160	617,096	2,622,270	628,536	497,492
Escrow Deposits - Securities	18,325	19,755	25,366	20,822	15,224	9,518
Total Escrow Deposits (2)	2,436,169	1,267,915	642,462	2,643,092	643,760	507,010

(1) Tax risks include the constitutions of tax provisions related to lawsuits and administrative proceedings and legal obligations, recorded in the headings tax expenses, other operating income and other operating expenses IR and CSLL.

(2) Refers to the amounts of collateral deposits, limited to the amount of the provision and do not include escrow deposits related to possible and / or remote contingencies and recourse deposits.

Individual and Consolidated Financial Statements – March 31, 2019       68

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount in risk of lawsuits who’s the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Proceedings related to Tax and Social Security

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

PIS and Cofins - R$1,857,295 Bank and R$3,677,867 Consolidated (12/31/2018 - R$1,841,342 Bank and R$3,646,102 Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander's PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Increase in CSLL Tax Rate - R$109,533 Consolidated (12/31/2018 - R$108,489 Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. In 2018, given the classification of success and unfavorable scenario in the Courts, we opted to pay the amounts discussed.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$733,620 (12/31/2018 - R$729,913) Bank and Consolidated: in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3, 2015 Bank and Produban Serviços de Informática S.A. filed lawsuit aiming to cancel both tax charges on the period ended on March 31, 2019 amounting R$1,469.9 million. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

Social Security Contribution (INSS) - R$275,380 Bank and R$275,388 Consolidated (12/31/2018 - R$273,225 Bank and R$273,233 Consolidated): Banco Santander and its subsidiaries  are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Tax on Services (ISS) - Financial Institutions - R$195,041 in the Bank and R$211,330 in the Consolidated (12/31/2018 - R$212,535 in the Bank and R$228,403 in the Consolidated): Banco Santander and its subsidiaries discuss administrative and legal requirements , by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services (Note 22.h).

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Individual and Consolidated Financial Statements – March 31, 2019       69

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Money savers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the outstanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of money savers that approved in the courts the existance of their account and balance in the birthday date of the indexes changes. The term of agreement negotiated between the parties was submitted to the STF which approved the terms of the agreement.

Recently, the STF ordered the suspension of all economic plan (in the country), for two years considering the judicial homologation.

The Management considers that the accrued provisions are due to charge interest in accordance with the plans, including considering the agreement approved by the STF.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible totaled R$23,473 million in Consolidated, being the main lawsuits as follow:

INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of March 31, 2019, the amounts related to these proceedings totaled approximately R$5,163.3 million.

Individual and Consolidated Financial Statements – March 31, 2019       70

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On March 31, 2019, the amounts related to these proceedings totaled approximately R$3,061.9 million.

Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue Office to grant tax relief with credits arising from overpayments. On March 31, 2019, the amounts related to these proceedings totaled approximately R$2,602.1 million.

Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The  infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment. On March 31, 2019, the balance was approximately R$1,387.4 million.

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of March 31, 2019, the amount related to this claim is approximately R$1,049.8 million.

Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of March 31, 2019, the amount was R$1,030.5 million.

Goodwill Amortization of Banco Sudameris - the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On March 31, 2019, the amounts related to these proceedings totaled approximately R$619.9 million.

 IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder.  As of March 31, 2019, the amount related to this lawsuit is approximately R$301.7 million.

The labor claims with classification of loss risk as possible totaled R$423 million in Consolidated, excluding the lawsuits below:

Semiannual Bonus or PLR - refers to Labor claim filed in 1998 by the Banespa Retirement Association (AFABESP) claiming the payment of the semi-annual bonus contemplated in Banespa's regulation, to be distributed as long as there is a profit and provided that it is approved by the board of directors. The Bonus was not paid in 1994 and 1995, since Banespa did not make a profit these years. Partial payments were made from 1996 to 2000, as approved by the Board of Executive Officers. The statute clause was eliminated in 2001. The Regional Labor Court and the Superior Labor Court ordered that Banco Santander, as successor of Banespa, pay this semi-annual bonus for the period from 1996 to the present date. On March 20, 2019, a decision of the Federal Supreme Court (STF) rejected the extraordinary appeal filed by the Bank. Restitution by Santander Brasil was filed to reverse the decision in the main proceedings and to suspend the execution of the proceeding, an injunction was granted determining the suspension of the execution of the decision rendered in the main action files. Based on the opinion of our legal advisors, Management classifies the risk of loss as possible. The current court ruling does not define a specific amount to be paid by the defendants.

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1,462 million in Consolidated, being the main lawsuits as follow:

Individual and Consolidated Financial Statements – March 31, 2019       71

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits, in the amounts of R$515,664, R$213 and R$6,800 (12/31/2018- R$518,061, R$327 and R$6,767) in the Bank and R$593,990, R$213 e R$6,800 (12/31/2018- R$598,544, R$327 e R$6,767) in the Consolidated, respectively, recorded in other financial liabilities (Note 21) which the responsible people were the  former controlling stockholders of the Bank and acquired companies. Based on the agreement signed, these lawsuits have guaranteed reimbursement from part of the former controllers, whose respective duties were recorded in other receivables - others (Note 12).

23.          Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine  billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

Thousands of Shares
			03/31/2019			12/31/2018
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	83,326	108,990	192,316	82,043	107,699	189,742
Foreign Residents	3,735,369	3,570,846	7,306,215	3,736,652	3,572,137	7,308,789
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(13,628)	(13,629)	(27,256)	(13,317)	(13,317)	(26,634)
Total Outstanding	3,805,067	3,666,208	7,471,275	3,805,378	3,666,519	7,471,897

b) Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Stockholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on: (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, since the total of dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

The highlight of interest on capital in the year ended in March 31, 2019 and December 31, 2018, are described below:

				03/31/2019
	In Thousands		Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (2)	1,000,000	127.5853	140.3438	267.9291
Total	1,000,000

(1)   Established by the Board of Directors in March 29, 2019, Common Shares - R$108.4475, preferred - R$119.2922 e Units - R$227.7397 net of taxes and will be paid in May 28, 2019, without any remuneration for monetary restatement.

(2)   The amount of interest on stockholders' equity will be fully charged to the mandatory minimum dividends to be distributed by the Bank for the year 2019.

				12/31/2018
	In Thousands		Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (6)	600,000	76.3304	83.9634	160.2938
Interest on Capital (2) (6)	600,000	76.4956	84.1451	160.6407
Interest on Capital (3) (6)	600,000	76.4985	84.1484	160.6469
Interim Dividends (4) (6)	2,880,000	367.4149	404.1564	771.5713
Interest on Capital (5) (6)	1,920,000	244.9433	269.4376	514.3808
Total	6,600,000

Individual and Consolidated Financial Statements – March 31, 2019       72

(1)    Established by the Board of Directors in March 27, 2018, Common Shares - R$64.8808, preferred - R$71.3689 and Units - R$136.2497 net of taxes. Were paid in April 26, 2018, without no remuneration for monetary restatement.

(2)   Established by the Board of Directors in June 26, 2018 and paid as of as July 27, 2018, without no remuneration for monetary restatement.

(3)   Established by the Board of Directors in September 28, 2018, Common Shares - R$65.0237, preferred - R$71.5261 and Units - R$136.5498 net of taxes. Were paid in October 26, 2018, without no remuneration for monetary restatement.

(4)   Established by the Board of Directors in December 28, 2018, Common Shares - R$312.3027, preferred - R$343.5329 and Units - R$655.8356 net of taxes. Were paid in October 26, 2018, without no remuneration for monetary restatement.

(5)   Established by the Board of Directors in December 28, 2018. Were paid as of as February 26, 2019, without no remuneration for monetary restatement.

(6)   The amount of interest on capital and interim dividends will be fully charged to the mandatory dividends for the year 2018.

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase; or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of stockholders remuneration.

d) Treasury Shares

In the meeting held on November 1, 2018, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 1, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,753,760 Units, representing 37,753,760 common shares and 37,753,760 preferred shares, or the ADRs, which, on December 31, 2018, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2018, the Bank held 362,227,661 common shares and 390,032,076 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 6, 2018, and will expire on November 5, 2019.

Bank/Consolidated
Shares in Thousands
	03/31/2019	12/31/2018
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Exercise	13,316	1,773
Cancellation of ADRs (1)	-	-
Shares Acquisitions	3,338	15,815
Payment - Share-Based Compensation	(3,026)	(4,272)
Treasury Shares at Beginning of the Exercise	13,628	13,316
Subtotal - Treasury Shares in Thousands of Reais	R$ 520,267	R$ 460,550
Issuance Cost in Thousands of Reais	R$ 2,410	R$ 882
Balance of Treasury Shares in Thousands of Reais	R$ 522,677	R$ 461,432

Cost/Share Price	Units	Units
Minimum Cost	R$ 7.55	R$ 7.55
Weighted Average Cost	R$ 30.69	R$ 28.59
Maximum Cost	R$ 49.55	R$ 43.84
Share Price	R$ 43.97	R$ 42.70

Individual and Consolidated Financial Statements – March 31, 2019       73

e) Consolidated Stockholders’ Equity - Unrealized Income

The consolidated stockholders’ equity is reduced mainly to unrealized income of R$19,734 (12/31/2018 - R$2,788) and long-term incentives of R$2,442 (12/31/2018 - R$1,706). In the first quarter of 2019, there were realized results in the amounting of R$249 (2018 - R$977).

f) Non Controlling Interest

	Stockholders’ Equity
	03/31/2019	12/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018
Banco RCI Brasil S.A. (Note 14)	743,221	714,671	(22,824)	(25,977)
Olé Consignado (Note 14)	517,223	463,407	(53,816)	(30,224)
FI RN Brasil - Financiamento de Veículos (Note 2)	201,081	301,707	(4,281)	(5,685)
Getnet S.A. (Note 14)	-	249,007	(3,962)	(12,038)
Banco PSA (Note 14)	160,010	155,399	(4,611)	(3,961)
FI Direitos Creditórios RCI Brasil I (Note 2)	36,652	63,454	(837)	(4,311)
Santander FI SBAC	65,542	62,595	(944)	(950)
Banco Hyundai Capital Brasil S.A.	151,332	51,072	(249)	-
Rojo Entretenimento S.A.	7,015	7,015	-	-
Return Capital Serviços de Recuperação de Créditos S.A.	804	1,155	(514)	(134)
Santander Leasing (Note 14)	450	447	(4)	(6)
Total	1,883,330	2,069,929	(92,042)	(83,286)

24.          Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As required by Resolution CMN 4,193/2013, the requirement for PR in 2018 was 11.0%, composed of 8.625% of Reference Equity Minimum plus 1.875% of Capital Conservation Additional. Considering this additional, PR Level I increased to 8.375% and Minimum Principal Capital to 6.875%.

For the base year 2019, the PR requirement remains at 10.5%, including 8.0% of Minimum of Reference Equity and a further 2.5% of Capital Conservation Additional. The PR Level I reaches 8.5% and the Principal Capital Minimum 7.0%.

As a continuation the adoption of the rules established  by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013.

The index is calculated on a consolidated basis based on the information of Consolidated Prudential, as shown below:

	03/31/2019	12/31/2018
Tier I Regulatory Capital	65,272,175	61,476,715
Principal Capital	60,261,026	56,581,518
Supplementary Capital (Note 20)	5,011,149	4,895,197
Tier II Regulatory Capital (Note 20)	4,989,383	4,887,175
Regulatory Capital (Tier I and II)	70,261,558	66,363,890
Credit Risk (1)	368,652,729	358,955,592
Market Risk (2)	40,200,400	39,231,773
Operational Risk	46,526,950	42,375,554
Total RWA (3)	455,380,079	440,562,919
Basel I Ratio	14.33	13.95
Basel Principal Capital	13.23	12.84
Basel Regulatory Capital	15.43	15.06

Individual and Consolidated Financial Statements – March 31, 2019       74

(1)   Exposures to credit risk subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, dated March 4, 2013 and its subsequent complements through the wording of Circular Bacen 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.

(2)   Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).

(3)   Risk Weighted Assets.

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Risk Weighted Assets. A report with further details of the structure and methodology will be disclosed on the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index. The Bank is in compliance with the requirements aforementioned.

25.          Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting, held on March 27, 2019 approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$400,000,000.00 (four hundred million reals) for the 2019 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the Ordinary General Meeting (OGM) accomplished on April 26, 2019.

a.1) Long Term Benefits

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs-tied to the performance of the market price of its shares, based on the achievement of certain goals (Note 34.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board and refers to the amount recognized as an expense and paid in the year ended March 31, 2019 and 2018, by Banco Santander and its subsidiaries to their directors for their positions in Banco Santander and other companies in the Santander Conglomerate.

The amounts related to Variable Remuneration and Share-based Remuneration will be paid in subsequent periods.

	01/01 to 03/31/2019	01/01 to 03/31/2018

Fixed Compensation	22,751	22,051
Variable Compensation - in cash	10,924	11,282
Variable Compensation - in shares	10,057	8,964
Others (1)	9,825	17,015
Total Short-Term Benefits	53,557	59,312
Variable Compensation - in cash	9,587	8,963
Variable Compensation - in shares	8,885	8,964
Total Long-Term Benefits	18,472	17,927
Total	72,029	77,239

(1) In the first quarter of 2018, the Management of Banco Santander decided to provision and settle in advance certain benefit, which was practiced by the Bank's liberality, remaining in 2019, the other benefits.

Additionally, in the first quarter of 2019, charges were collected on Management compensation in the amount of R$8,952 (2018 - R$9,138).

Individual and Consolidated Financial Statements – March 31, 2019       75

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation and its acquired benefits will be settled.

c) Lending Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with the legislation in force as set forth in articles 6 and 7 of Resolution 4,693/18 CMN, article 34 of Law 6,404/76 "Law of Corporations" and the Policy for Transactions with Related Parties of Santander published on the Investor Relations page.

1. The following is considered as related parties of the Santander Financial Institutions in respect of each of them individually:

•	its controllers, natural or legal persons, under the terms of art. 116 of the Law of Corporations;
•	its directors and members of statutory or contractual bodies;
•	in relation to the persons mentioned in items (i) and (ii), their spouse, companion and relatives, consanguineous or the like, up to the second degree;
•	natural persons with qualified equity interest in their capital;
•	corporate entities with qualified equity interest in their capital;
•	legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;
•	legal entities in which a Santander Financial Institution has effective operational control or preponderance in the deliberations, regardless of the equity interest; and

legal entities that have a director or member of the board of directors in common with a Santander Financial Institution.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
	03/31/2019
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,584	47.4%	1,733,644	47.1%	3,543,228	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	3,945	0.1%	3,948	0.1%	7,893	0.1%
Directors (*)	4,765	0.1%	4,765	0.1%	9,530	0.1%
Others	357,136	9.4%	384,938	10.5%	742,074	9.9%
Total Outstanding	3,805,067	99.6%	3,666,208	99.6%	7,471,275	99.7%
Treasury Shares	13,628	0.4%	13,628	0.4%	27,256	0.3%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	361,081	9.5%	388,886	10.6%	749,967	10.0%

						Shares in Thousands
	12/31/2018
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
GES (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,986	0.1%	2,987	0.1%	5,973	0.1%
Directors (*)	3,930	0.1%	3,930	0.1%	7,860	0.1%
Others	359,242	9.4%	387,045	10.5%	746,287	9.9%
Total Outstanding	3,805,378	99.7%	3,666,519	99.6%	7,471,897	99.6%
Treasury Shares	13,317	0.3%	13,317	0.4%	26,634	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	362,228	9.5%	390,032	10.6%	752,260	10.0%

(1)   Companies of the Santander Spain Group.

(2)   Composed of Officials and Others.

(*)    None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

Individual and Consolidated Financial Statements – March 31, 2019       76

e) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect  in view of the interests of Banco Santander and its stockholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

Beginning in 2018, transactions and balances with key management personnel are shown. The main transactions and balance are as follows:

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to 03/31/2019	12/31/2018	01/01 to 03/31/2018
	03/31/2019
Cash	433,877	-	1,402,413	-
Banco Santander Espanha (2)	388,008	-	1,342,685	-
Others	45,869	-	59,728	-
Interbank Investments	57,759,374	1,128,851	64,268,736	1,101,938
Aymoré CFI (3)	40,105,439	750,329	39,943,867	771,221
Banco Santander Espanha (1) (2)	1,597,857	31,653	6,583,716	27,277
Banco RCI Brasil S.A. (3)	2,722,880	45,015	2,880,143	26,079
Olé Consignado (3)	11,584,475	250,922	11,156,948	242,919
Others	1,748,723	50,932	3,704,062	34,442
Securities	359,655	5,419	354,237	380,819
Santander Leasing (3)	359,655	5,419	354,237	380,819
Derivatives Financial Instruments - Net	(641,951)	(667,968)	(196,540)	(160,342)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	27,745	(15,670)	266,027	4,969
Abbey National Treasury Services Plc (Abbey National Treasury) (4)	-	-	-	4,300
Banco Santander Espanha (2)	(692,352)	(178,790)	(520,953)	(139,295)
Santander FI Amazonas (3)	(30,124)	(359,356)	(13,509)	111
Santander FI Hedge Strategies (3) (Note 2)	613,550	(38,050)	558,195	63,070
Getnet S.A. (Note 12) (3) (7)	(2,792)	(4,499)	-	-
Santander Hermes Multi Créd Priv Infra Fundo de Invest	36,083	27,571	7,889	-
Santander FI Diamantina (3)	(594,061)	(99,199)	(494,189)	(93,497)
Key Management Personnel	-	25	-	-
Interfinancial Relations	9,311,293	887	10,131,786	130
Getnet S.A. (Nota 12) (3) (7)	9,299,421	394	10,118,599	-
Banco RCI Brasil S.A. (3)	2,984	-
Santander Leasing (3)	11,872	493	13,187	130
Loan Operations	18,344	108	3,216	647
Cibrasec(5)	28	13	-	647
Key Management Personnel (12)	18,316	95	3,216	-
Dividends and Bonuses Receivables	394,321	-	251,091	-
Aymoré CFI(3)	254,919	-	161,419	-
Banco RCI Brasil S.A.(3)	-	-	24,842	-
Banco Bandepe(3)	127,500	-	-	-
Getnet S.A.(3)	-	-	52,948	-
Others	11,902	-	11,882	-
Trading Account	362,882	755	191,740	152
Abbey National Treasury(4)	-	-	87,260	83
Banco Santander Espanha(2)	362,882	755	104,480	69
Foreign Exchange Portfolio - Net	(196,359)	(45,209)	376,468	63,969
Banco Santander Espanha(2)	(196,359)	(45,247)	376,045	63,969
Banco Santander México (4)	-	-	423	-
Key Management Personnel	-	38	-	-
Income Receivable	936,242	517,871	926,771	460,247
Zurich Santander Brasil Seguros e Previdência S.A.(8)	888,026	458,319	880,920	403,498
Zurich Santander Brasil Seguros S.A.(8)	48,216	59,552	45,851	56,749
Receivables from Affiliates	26,019	172,505	9,689	231,837
Santander Capitalização S.A. (3)	-	2,306	-	65,501
Aymoré CFI (3)	-	122,674	-	118,069
Santander CCVM (3)	-	12,631	-	18,827
Santander Brasil Consórcio (3)	345	4,451	225	2,295
Getnet S.A. (3) (7)	22,152	17,513	6,111	14,398
Others	3,522	12,931	3,353	12,747
Other Receivables - Others	540,477	98,197	47,756	15,005
Banco Santander Espanha(2)	506,834	-	7,159	6,972
Santander Capitalização S.A.(3)	25,194	79,506	30,332	-
Banco Santander International(4)	-	8,533	-	5,416
Key Management Personnel	7,367	56	3,118	-
Others	1,082	10,102	7,147	2,617
Deposits	(7,622,171)	(239,433)	(9,888,643)	(269,147)
Santander Leasing(3)	(188,995)	(3,474)	(185,539)	(107,341)
Banco Santander Espanha(2)	(13,300)	-	(77,919)	(2,213)
Aymoré CFI(3)	(2,436,854)	(88,332)	(3,504,136)	(87,797)
Zurich Santander Brasil Seguros e Previdência S.A.(8)	(216,353)	-	(234,249)	-
Santander Brasil Gestão de Recursos Ltda.(4)	(252,255)	(3,654)	(190,674)	(1,271)
Sancap(3)	(100)	(1)	(99)	(198)
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A (Santander Brasil Asset)(4)	(19,618)	(302)	(18,639)	(276)
Webmotors S.A.(10)	(677)	(7)	(1,509)	-
Fundo de Investimento Santillana(4)	(1,329,949)	(16,782)	(1,151,399)	(29,224)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(9)	(31,368)	(774)	(75,898)	(53)
Banco RCI Brasil S.A.(3)	(89,710)	(516)	(36,871)	(1,259)
Santander Corretora de Seguros(3)	(18,210)	(87)	(10,228)	(1,690)
Santander Securities Services Brasil DTVM S.A.(4)	(421,748)	(7,065)	(427,209)	(5,764)
Santander Brasil Consórcio(3)	(1,568)	(16)	(1,778)	(1,063)
Santander FI Hedge Strategies(3) (Note 2)	(1,453,451)	(112,634)	(1,789,627)	(28,475)
Santander Capitalização S.A.(3)	(10,256)	-	(5,434)	-
Santander CCVM(3)	(11,904)	-	(32,877)	-
Santander Securities Services Brasil Participações S.A.(4)	(58,936)	(893)	(58,968)	(1,119)
Super Pagamentos(3)	(76,020)	(957)	(71,501)	(684)
Santander Holding Imobiliária S.A.(3)	(2,134)	-	(220)	-
Getnet S.A.(3)	(175,938)	-	(1,720,075)	-
Key Management Personnel	(43,714)	(596)	(37,873)	-
Others	(769,112)	(3,343)	(255,921)	(720)
Repurchase Commitments	(5,287,605)	(70,530)	(5,131,434)	(327,460)
Santander FI Financial(3)	-	-	(500,000)	(156,231)
Santander Leasing(3)	(1,400,229)	(21,206)	(1,300,319)	(137,875)
Santander FI SBAC(3)	(2,867,069)	(35,779)	(2,131,912)	(14,147)
Santander FI Guarujá(3)	(380,638)	(2,937)	(249,538)	(2,143)
Santander FI Unix(3)	(328,720)	(4,977)	(324,715)	(4,895)
Key Management Personnel	(1,735)	(8)	(838)	-
Others	(309,214)	(5,623)	(624,112)	(12,169)
Funds from Acceptance and Issuance of Securities	(103,030)	(1,443)	(96,133)	-
Key Management Personnel	(103,030)	(1,443)	(96,133)	-
Borrowings and Onlendings	(1,976,529)	-	(1,989,845)	-
Banco Santander Río S.A. (4)	(262,477)	-	(259,220)	-
Banco Santander México (4)	(8,270)	-	-	-
Santander Brasil EFC(3)	(1,705,782)	-	(1,730,625)	-
Dividends and Bonuses Payables	(765,073)	-	(3,928,017)	-
Banco Santander Espanha(2)	(118,550)	-	(609,159)	-
Sterrebeeck B.V.(2)	(403,055)	-	(2,071,055)	-
GES(2)(4)	(241,760)	-	(1,242,259)	-
Banco Madesant - Sociedade Unipessoal, S.A. (Banco Madesant)(4)	(216)	-	(1,112)	-
Key Management Personnel (11)	(1,492)	-	(4,432)	-
Payables from Affiliates	(79,210)	(203,603)	(33,180)	(145,832)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	-	-	-	(10,530)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (3) (9)	(147)	(107,700)	(5,032)	(74,618)
Ingenieria de Software Bancário, S.L. (Ingeniería) (2)	-	-	-	(12,862)
Santander Corretora de Seguros (3)	(9,063)	(25,595)	(6,057)	(15,221)
Banco Santander Espanha (2)	(5,036)	(1,173)	(7,806)	(15,137)
Getnet S.A. (3)	(4,878)	(8,242)	(2,660)	(5,665)
Santander Securities Services Brasil DTVM S.A. (4)	(4,321)	(11,834)	(4,291)	(11,642)
Santander Global Technology, S.L., SOCI	(40,536)	(38,759)	(7,116)	-
Others	(15,229)	(10,300)	(218)	(157)
Debt Instruments Eligible to Compose Capital	(10,000,532)	(175,187)	(19,126,845)	(104,979)
Banco Santander Espanha (2) (6)	(10,000,532)	(175,187)	(19,126,845)	(104,979)
Donations	-	(4,000)	-	(3,900)
Fundação Sudameris	-	(4,000)	-	(3,900)
Other Payables - Others	(3,880,430)	(347,434)	(408,100)	(243,840)
TecBan (10)	-	(78,947)	-	(69,876)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (3) (9)	-	(64,871)	-	(82,066)
Getnet S.A. (3)	(3,540,530)	(132,043)	(33,321)	(71,223)
Key Management Personnel	(339,900)	(62,173)	(374,637)	-
Others	-	(9,400)	(142)	(20,675)

Individual and Consolidated Financial Statements – March 31, 2019       77

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to 03/31/2019	12/31/2018	01/01 to 03/31/2018
	03/31/2019
Cash	653,999	-	1,575,165	-
Banco Santander Espanha (2)	608,130	-	1,515,437	-
Others	45,869	-	59,728	-
Interbank Investments	1,597,857	31,747	6,583,716	27,289
Banco Santander Espanha(1)(2)	1,597,857	31,747	6,583,716	27,289
Derivatives Financial Instruments - Net	(720,519)	(210,307)	(182,833)	(141,777)
Fundo de Investimento Santillana(4)	27,745	(15,670)	266,027	4,969
Abbey National Treasury(4)	-	-	-	4,300
Banco Santander Espanha(2)	(748,264)	(194,662)	(448,860)	(151,046)
Key Management Personnel	-	25	-	-
Loan Operations	18,344	113	3,216	647
Cibrasec(5)	28	13	-	647
Key Management Personnel (12)	18,316	100	3,216	-
Trading Account	362,882	(29,254)	191,740	43,009
Banco Santander Espanha(2)	362,882	(29,254)	104,480	42,926
Abbey National Treasury(4)	-	-	87,260	83
Foreign Exchange Portfolio - Net	(196,359)	(45,209)	376,468	63,969
Banco Santander Espanha(2)	(196,359)	(45,247)	376,045	63,969
Banco Santander México (4)	-	-	423	-
Key Management Personnel	-	38	-	-
Dividends and Bonuses Receivables	14,548	-	14,548	-
Webmotors S.A(10)	14,548	-	14,548	-
Income Receivable	970,246	765,628	959,726	646,537
Zurich Santander Brasil Seguros e Previdência S.A. (8)	922,030	686,696	913,875	572,531
Zurich Santander Brasil Seguros S.A. (8)	48,216	78,931	45,851	74,006
Receivables from Affiliates	506	658	1,432	2,936
Isban Mexico, S.A. de C.V.(2)	122	-	122	-
Santander Global Technology, S.L., SOCI	192	-	192	-
Santander Securities Services Brasil DTVM S.A.(4)	-	555	927	874
Others	192	103	191	201
Other Receivables - Others	579,134	12,589	41,837	16,508
Banco Santander Espanha(2)	571,767	(22)	38,719	6,972
Banco Santander International(4)	-	8,533	-	5,416
Santander Securities Services Brasil DTVM S.A.(4)	-	2,127	-	1,580
Banco Santander - Chile	-	-	-	339
Key Management Personnel	7,367	104	3,118	-
Others	-	889	-	1,934
Deposits	(2,494,979)	(31,305)	(2,394,667)	(40,582)
Banco Santander Espanha(2)	(42,051)	-	(107,084)	(2,213)
Zurich Santander Brasil Seguros S.A.(8)	(16,419)	-	(36,599)	-
Isban Brasil S.A.(4)	-	-	-	(90)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(9)	-	-	-	(215)
Santander Brasil Gestão de Recursos Ltda.(4)	(252,255)	(3,654)	(190,674)	(1,271)
Fundo de Investimento Santillana(4)	(1,329,949)	(16,782)	(1,151,399)	(29,224)
Santander Securities Services Brasil DTVM S.A.(4)	(421,748)	(7,065)	(427,209)	(5,764)
Santander Securities Services Brasil Participações S.A.(4)	(58,936)	(893)	(58,968)	(1,119)
Gestora de Inteligência de Crédito(5)	(89,184)	(1,987)	(126,988)	(371)
Key Management Personnel	(43,739)	(596)	(37,889)	-
Others	(240,698)	(328)	(257,857)	(316)
Repurchase Commitments	(1,735)	(8)	(838)	(579)
Fundo de Investimento Santillana(4)	-	-	-	(579)
Key Management Personnel	(1,735)	(8)	(838)	-
Funds from Acceptance and Issuance of Securities	(103,030)	(1,443)	96,133	-
Key Management Personnel	(103,030)	(1,443)	96,133	-
Borrowings and Onlendings	(270,747)	-	(259,220)	-
Banco Santander Río S.A. (4)	(262,477)	-	(259,220)	-
Banco Santander México (4)	(8,270)	-	-	-
Dividendos e Bonificações a Pagar	(765,073)	-	(3,928,017)	-
Sterrebeeck B.V.(2)	(403,055)	-	(2,071,055)	-
GES(2)(4)	(241,760)	-	(1,242,259)	-
Banco Santander Espanha(2)	(118,550)	-	(609,159)	-
Banco Madesant(4)	(216)	-	(1,112)	-
Key Management Personnel (11)	(1,492)	-	(4,432)	-
Payables from Affiliates	(65,340)	(63,452)	(34,385)	(87,497)
Banco Santander Espanha(2)	(5,118)	(1,173)	(7,990)	(15,041)
Produban Servicios(4)	-	-	-	(10,822)
Isban Brasil S.A.(4)	-	-	-	(3,979)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(9)	-	-	-	(31,051)
Ingeniería(2)	-	-	-	(13,716)
Santander Brasil Asset(4)	(14,477)	(452)	(14,476)	(450)
Santander Securities Services Brasil DTVM S.A.(4)	(4,321)	(11,834)	(4,291)	(11,642)
Santander Global Technology, S.L., SOCI	(40,536)	(39,072)	(7,116)	-
Others	(888)	(10,921)	(512)	(796)
Debt Instruments Eligible to Compose Capital	(10,000,532)	(175,187)	(19,126,845)	(104,979)
Banco Santander Espanha(2)(6)	(10,000,532)	(175,187)	(19,126,845)	(104,979)
Donations	-	(4,363)	-	(4,810)
Santander Cultural	-	-	-	(750)
Fundação Sudameris	-	(4,000)	-	(3,900)
Fundação Santander	-	(363)	-	(160)
Other Payables - Others	(362,216)	(164,750)	(403,287)	(125,180)
Isban Brasil S.A.(4)	-	-	-	(26,270)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(9)	-	-	-	(5,435)
Ingeniería(2)	-	-	-	(9,145)
Aquanima Brasil Ltda.(4)	-	(6,634)	-	(6,634)
TecBan(10)	-	(78,947)	-	(69,876)
Key Management Personnel	(344,164)	(72,055)	(384,724)	-
Others	(18,052)	(7,114)	(18,563)	(7,819)

(1)Refers to investments in foreign currency (overnight) with maturity on April 01, 2019 and interest rates of 2.37% p.a. (12/31/2018 - with maturity on January 02, 2019 and interest rates of 2.38% p.a.) maintained by the Banco Santander Brasil and its Grand Cayman Branch.

(2)Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.

(3)Direct or indirect controlled by Banco Santander.

(4)Direct or indirect controlled by Banco Santander Espanha.

(5)Jointly Controlled - Banco Santander.

(6)Refers to the portion acquired by the Controller with the PR Optimization Plan carried out in the first half of 2014.

(7)Corresponds to receivable values related to the Acquiring business.

(8)Significant Influence of Banco Santander Espanha.

(9)Company acquired on February 28, 2018, on the same date, Produban Serviços de Informática S.A. was changed to Santander Brasil Tecnologia S.A. (Note 36.f).

(10)Jointly Controlled - Santander Corretora de Seguros.

(11) Of the total dividends approved in 2019, R$5,540 is allocated to the Key Management Personnel, with the amount of the provision being paid.

(12) The balance with key management personnel refers to operations contracted before the term of the mandates.

Individual and Consolidated Financial Statements – March 31, 2019       78

26.          Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018

Asset Management	168,917	196,479	250,818	251,567
Checking Account Services	905,306	794,841	909,548	797,608
Lending Operations and Income from Guarantees Provided	234,592	287,044	324,321	385,526
Lending Operations	99,874	130,534	189,603	229,016
Income Guarantees Provided	134,718	156,510	134,718	156,510
Insurance Fees	589,044	529,668	739,150	662,103
Cards (Debit and Credit) and Acquiring Services	1,088,695	855,402	1,608,889	1,340,168
Collection	374,567	372,107	375,367	373,357
Brokerage, Custody and Placement of Securities	138,679	120,542	191,755	161,538
Others	56,933	67,504	129,011	162,400
Total	3,556,733	3,223,587	4,528,859	4,134,267

27.          Personnel Expenses

		Bank		Consolidated
	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018

Compensation	925,238	925,206	1,050,063	1,022,260
Charges	358,583	404,705	414,231	445,149
Benefits	328,245	331,709	371,345	361,630
Training	10,988	10,297	12,099	11,243
Others	2,222	2,314	2,812	2,323
Total	1,625,276	1,674,231	1,850,550	1,842,605

Individual and Consolidated Financial Statements – March 31, 2019       79

28.           Other Administrative Expenses

		Bank		Consolidated
	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018

Depreciation and Amortization (1)	514,079	487,637	649,632	617,341
Outsourced and Specialized Services	473,603	416,274	588,927	515,193
Communications	94,804	97,220	100,704	103,571
Data Processing	590,141	488,158	581,859	518,070
Advertising, Promotions and Publicity	94,023	82,183	132,521	99,417
Rentals	188,187	175,116	194,402	180,616
Transportation and Travel	34,105	33,010	42,711	40,352
Financial System Services	59,922	60,327	76,482	78,313
Security and Money Transport	158,752	153,914	159,448	154,275
Asset Maintenance and Upkeep	52,180	58,543	55,435	59,471
Water, Electricity and Gas	56,149	48,223	57,694	49,322
Materials	10,925	12,674	11,997	13,298
Others	120,119	88,137	201,096	136,649
Total	2,446,989	2,201,416	2,852,908	2,565,888

(1) On March 31, 2019, includes goodwill amortization of R$13,281 (2018 - R$12,872) in the Bank and R$69,782 (2018 - R$69,372) in the Consolidated, held on time, length and proportion of the projected results.

29.          Tax Expenses

		Bank		Consolidated
	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018

Cofins (Contribution for Social Security Financing) (1)	472,931	444,687	632,468	580,016
ISS (Tax on Services)	165,390	148,300	219,558	196,132
PIS (Tax on Revenue) (1)	72,796	72,262	105,126	102,427
Others (2)	50,509	48,354	72,035	69,308
Total	761,626	713,603	1,029,187	947,883

(1)   Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.

(2)   Includes provisions updates for PIS and Cofins of Law 9,718/1998.

30.          Other Operating Income

		Bank		Consolidated
	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018

Net Income Pension and Capitalization	-	-	128,270	94,016
Reversal of Operating Provisions - Fiscal (Note 22.c) (1)	13,028	10,536	9,139	897
Reversal of Provision for Financial Guarantees Provided (Note 21)	-	86,797	-	86,797
Monetary Adjustment of Escrow Deposits	109,296	107,068	131,041	140,595
Recoverable Taxes	20,718	37,880	30,129	51,015
Recovery of Charges and Expenses	307,248	314,240	241,962	244,409
Monetary Variation	359,707	-	359,934	134
Others (2)	219,183	420,843	263,488	457,682
Total	1,029,180	977,364	1,163,963	1,075,545

(1)   On March 31, 2018, includes the amount of R$51,215 in the Bank and R$52,606 in the Consolidated referring to the program of installments and cash payment of tax and social security debts established by MP 783/2017 and reissues (Note 22.c).

Individual and Consolidated Financial Statements – March 31, 2019       80

31.          Other Operating Expenses

		Bank		Consolidated
	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018

Operating Provisions
Labor (Note 22.c)	7,096	152,609	28,852	162,381
Civil (Note 22.c)	32,928	91,552	68,230	111,288
Credit Cards (5)	879,559	457,852	720,805	477,275
Actuarial Losses - Pension Plan (Note 34.a)	61,111	63,990	61,811	64,663
Legal Fees and Costs	39,521	38,248	47,102	43,720
Serasa and SPC (Credit Reporting Agency)	16,662	14,627	17,090	14,988
Brokerage Fees	22,503	16,213	22,516	21,100
Commissions	107,972	108,606	407,330	391,628
Provisions for financial borrowed guarantee (Note 21)	2,903	-	2,903	-
Others (1)	969,824	688,906	1,237,288	985,041
Total	2,140,079	1,632,603	2,613,927	2,272,084

(1) On March 31, 2019 and 2018, mainly includes monetary restatement on provisions for judicial and administrative proceedings and legal obligations, provisions for the benefit guarantee fund and other provisions.

32.          Non-Operating Income

		Bank		Consolidated
	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018

Result on sale of Investments	-	-	2,467	6,265
Result on Sale of Other Assets	(3,855)	1,705	(6,470)	(2,979)
Reversal (Recognition) of Allowance for Losses on Other Assets (1)	(8,056)	(3,675)	(5,895)	681
Expense on Assets Not in Use	(12,415)	(4,986)	(12,574)	(5,021)
Gains (Losses) of Capital	494	582	419	620
Other Income (Expenses)	24,495	8,601	22,534	12,989
Total	663	2,227	481	12,555

 (1) In 2019 and 2018, it mainly includes reversal of provisions for devaluations on real estate.

33.          Income Tax and Social Contribution

	Bank		Consolidated
	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018

Income Before Taxes on Income and Profit Sharing	4,721,012	4,284,672	5,351,981	4,854,246
Profit Sharing (1)	(426,990)	(438,265)	(468,440)	(466,304)
Interest on Capital (2)	-	(600,000)	-	(600,000)
Unrealized Income	-	-	219,722	330
Income Before Taxes	4,294,022	3,246,407	5,103,263	3,788,272
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (5)	(1,717,609)	(1,460,883)	(2,041,305)	(1,704,722)
Equity in Subsidiaries (3)	356,346	270,566	4,541	1,132
Nondeductible Expenses, Net of Non-Taxable Income	352,045	66,316	430,019	79,322
Exchange Variation - Foreign Branches	81,884	92,749	81,884	92,749
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	(636)	(66,364)	(14,037)	(59,411)
Effects of Change in Rate of CSLL (4)	-	-	24,894	41,485
Other Adjustments Social Contribution Taxes 5% (5)	-	80,044	-	69,102
Other Adjustments, Including Profits Provided Abroad	32,492	(10,079)	137,922	(4,580)
Income and Social Contribution Taxes	(895,478)	(1,027,651)	(1,376,082)	(1,484,923)

(1)   The basis of calculation is the net income, after IR and CSLL.

(2)   As of January 2019, pursuant to resolution 4.706, the amounts related to the declared capital remuneration must be recognized against the appropriate account of retained earnings, by the net amount of the tax effects.

(3)   As a result of equity in subsidiaries are not included interest on capital received and receivable.

(4)   Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9% .

(5)   Temporary rate increase of CSLL from September 2015 to December 2018 (Note 3.s).

Individual and Consolidated Financial Statements – March 31, 2019       81

Foreign Exchange Hedge of the Grand Cayman Branch, Luxembourg Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates two branchs, one in the Cayman Islands and one in Luxembourg, and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 13).

To protect the exposures to foreign exchange rate variations, the Bank uses derivatives and international funding. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (real) in foreign investments are nontaxable or deductible to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax results.

Tax treatment distinct from such exchange rate differences results in volatility in "Operating Income before Taxation" and in the caption "Income Taxes". Following are the effects of the operations carried out, as well as the total effect of the Currency Hedge for the year ended in March 31, 2019 and 2018:

	01/01 to 03/31/2019	01/01 to 03/31/2018
R$
Financial Operations
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency	225,467	183,920
Result generated by derivative contracts used as hedge	(396,760)	(350,707)
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	18,449	16,308
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	152,844	150,480

34.          Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions over those granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully sponsored by Banco Santander, it covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. This plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. This plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its effective date is January 1, 2000. This plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. This plan receives contributions from the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. This plan is closed to new entrants since July 23, 2010.

Individual and Consolidated Financial Statements – March 31, 2019       82

Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants prior to the acquisition of Grupo Bozano Simonsen by Banco Santander in November 1999 .

Plano Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and it is in process of extinction since June 30, 1996.

Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. This plan is closed to new entrants since March 10, 2010.

Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contribution freely chosen by participants from 2% of their salary. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. This plan is closed to new entrants since March 10, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity (EFPC) that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. According to Portaria 389 of PREVIC, of May 8, 2018, it was approved the closure of the authorization of operation of Sanprev.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is structured as Defined Contribution and closed to new members since July 2018 as approved by PREVIC, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the first quarter of 2019 was R$48,750 (2018 - R$21,654) in the Bank and R$49,969 (2018 - R$23,714) in the Consolidated.

It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: as from January 2, 2018, Santander started to offer this new optional supplementary pension plan for new employees hired and for employees who are not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group. This new program includes the PGBL- Free Benefit Generation Plan and VGBL-Free Benefit Generator Life managed by Icatu Seguros, the Open Entity of Complementary Pension Plan, which are open for new accessions, with similar characteristics to SantanderPrevi's plan. the instituting / stipulating companies and the participants in the plans.

The appropriated values by the sponsors in the first quarter of 2019 were R$1,097 in the Bank and R$1,284 in the Consolidated.

Individual and Consolidated Financial Statements – March 31, 2019       83

Determination of Net Actuarial Assets (Liabilities)

			Bank
			03/31/2019
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(22,132,844)	(4,248)	(1,433,319)
Fair Value of Plan Assets	20,147,508	4,455	1,927,672
	(1,985,335)	207	494,353
Being:
Superavit	642,636	207	494,353
Deficit	(2,627,972)	-	-
Amount not Recognized as Assets	421,575	207	492,112
Net Actuarial Asset on December 31, 2018 (Note 12)	221,061	-	2,241
Net Actuarial Liability on December 31, 2018 (Note 21)	(2,627,972)	-	-
Payments Made on the Actuarial Liabilities (Note 31)	4,571	-	(89)
Contributions effected on the Actuarial Liabilities	-	-	78
Net Actuarial Asset on March 31, 2019 (Note 12)	225,633	-	2,292
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 31)	(61,108)	(3)	-
Contributions effected on the Actuarial Liabilities	6,340	-	-
Net Actuarial Liability on March 31, 2019 (Note 21)	(2,682,739)	(3)	(62)
Other Equity Valuation Adjustments	(3,914,503)	504	1,406
Actual Return on Plan Assets	2,961,579	463	246,451

			Bank
			12/31/2018
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(20,406,653)	(4,149)	(1,349,265)
Fair Value of Plan Assets	18,426,652	4,502	1,806,540
	(1,980,001)	353	457,275
Being:
Superavit	620,842	353	457,275
Deficit	(2,600,843)	-	-
Amount not Recognized as Assets	453,120	353	455,057
Net Actuarial Asset on December 31, 2017	167,722	-	2,218
Net Actuarial Liability on December 31, 2017	(2,600,843)	-	-
Payments Made on the Actuarial Liabilities (Note 31)	3,458	-	53
Net Actuarial Asset on March 31, 2018	171,180	-	2,271
Revenues (Expenses) Recorded (Note 31)	(63,827)	(4)	(159)
Contributions effected on the Actuarial Liabilities	6,791	-	8
Net Actuarial Liability on March 31, 2018	(2,657,879)	(4)	(151)
Other Equity Valuation Adjustments	(3,673,160)	489	1,122
Actual Return on Plan Assets	2,083,333	526	265,169

Individual and Consolidated Financial Statements – March 31, 2019       84

			Consolidated
			03/31/2019
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(22,575,065)	(4,248)	(1,433,319)
Fair Value of Plan Assets	20,774,590	4,455	1,927,672
	(1,800,475)	207	494,353
Being:
Superavit	856,831	207	494,353
Deficit	(2,657,306)	-	-
Value Unrecognized as Asset	587,377	207	492,112
Net Actuarial Asset on December 31, 2018 (Note 12)	271,040	-	2,241
Net Actuarial Liability on December 31, 2018 (Note 21)	(2,657,306)	-	-
Contributions effected on the Actuarial Liabilities	-	-	78
Revenues (Expenses) Recorded on the Actuarial Asset (Note 31)	5,673	-	(89)
Net Actuarial Asset on March 31, 2019 (Note 12)	276,713	-	2,292
Revenues (Expenses) Recorded on the Actuarial Liability (Note 31)	(61,808)	(3)	-
Contributions effected on the Actuarial Liabilities	6,483	-	-
Net Actuarial Liability on March 31, 2019 (Note 21)	(2,712,632)	(3)	(62)
Other Equity Valuation Adjustments	(3,886,966)	504	1,406
Actual Return on Plan Assets	2,998,607	463	246,451

			Consolidated
			12/31/2018
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(20,820,416)	(4,149)	(1,349,265)
Fair Value of Plan Assets	19,043,606	4,503	1,806,540
	(1,776,810)	353	457,275
Being:
Superavit	847,464	353	457,275
Deficit	(2,624,273)	-	-
Value Unrecognized as Asset	637,557	353	455,058
Net Actuarial Asset on December 31, 2017	209,906	-	2,218
Net Actuarial Liability on December 31, 2017	(2,624,273)	-	-
Revenues (Expenses) Recorded on the Actuarial Asset (Note 31)	4,416	-	53
Net Actuarial Asset on March 31, 2018	214,322	-	2,271
Revenues (Expenses) Recorded on the Actuarial Liability (Note 31)	(64,500)	(5)	(159)
Contributions effected on the Actuarial Liabilities	6,973	-	7
Net Actuarial Liability on March 31, 2018	(2,681,800)	(5)	(152)
Other Equity Valuation Adjustments	(3,701,232)	489	1,122
Actual Return on Plan Assets	2,136,456	526	265,169

Individual and Consolidated Financial Statements – March 31, 2019       85

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

			Bank
			12/31/2018
		Santander-
	Banesprev	previ	Bandeprev
Experience Plan	(768,039)	(107)	(34,121)
Changes in Financial Assumptions	(802,060)	(117)	(51,369)
Gain (Loss) Actuarial - Obligation	(1,570,099)	(224)	(85,490)
Return on Investment, Return Unlike Implied Discount Rate	1,282,101	59	79,462
Gain (Loss) Actuarial - Asset	1,282,101	59	79,462
Change in Irrecoverable Surplus	74,727	180	6,312

			Bank
			12/31/2017
		Santander-
	Banesprev	previ	Bandeprev
Experience Plan	660,088	(793)	8,312
Changes in Financial Assumptions	(1,448,316)	(219)	(92,500)
Changes in Demographic Assumptions	146	-	-
Gain (Loss) Actuarial - Obligation	(788,082)	(1,012)	(84,188)
Return on Investment, Return Unlike Implied Discount Rate	206,950	66	89,876
Gain (Loss) Actuarial - Asset	206,950	66	89,876
Change in Irrecoverable Surplus	(40,056)	947	(3,893)

			Consolidated
			12/31/2018
		Santander-
	Banesprev	previ	Bandeprev
Experience Plan	(769,489)	(107)	(34,121)
Changes in Financial Assumptions	(819,689)	(117)	(51,369)
Gain (Loss) Actuarial - Obligation	(1,589,178)	(224)	(85,490)
Return on Investment, Return Unlike Implied Discount Rate	1,264,568	59	79,462
Gain (Loss) Actuarial - Asset	1,264,568	59	79,462
Change in Irrecoverable Surplus	110,828	180	6,312

			Consolidated
			12/31/2017
		Santander-
	Banesprev	previ	Bandeprev
Experience Plan	678,684	(793)	8,312
Changes in Financial Assumptions	(1,464,969)	(219)	(92,500)
Changes in Demographic Assumptions	146	-	-
Gain (Loss) Actuarial - Obligation	(786,139)	(1,012)	(84,188)
Return on Investment, Return Unlike Implied Discount Rate	180,216	66	89,876
Gain (Loss) Actuarial - Asset	180,216	66	89,876
Change in Irrecoverable Surplus	(12,744)	947	(3,893)

Individual and Consolidated Financial Statements – March 31, 2019       86

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander:

Plans		Duration (in Years)
	12/31/2018	12/31/2017
Banesprev
Plan I	11.35	11.26
Plan II	11.73	11.51
Plan III	9.39	9.03
Plan IV	14.00	13.86
Plan V	8.87	8.82
Pré-75	9.62	9.57
Meridional DCA, DAB e CACIBAN	6.37/5.79/6.79	6.41/5.82/6.87
Sanprev
Plan I	6.47	6.46
Plan II	10.83	10.94
Plan III	9.66	9.46
Bandeprev
Plan Básico	9.57	9.46
Plan Especial I	6.70	6.75
Plan Especial II	6.52	6.61
SantanderPrevi
SantanderPrevi	7.30	7.20

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

HolandaPrevi’s Retirees (current corporate name of SantanderPrevi): for the health care plan Retirement has lifetime nature and is a closed group. In his termination the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered the continuity of health care plan where the employee pays 70% and the Bank pays 30% of the monthly payment. This rule lasted until December, 2002 and after this period that the employee got terminated with the status Retired Holandaprevi, he pays 100% of the health plan monthly payment.

Former Employees of Banco Real (Retiree by Circulares): it grants entitlement to healthcare to former employee of Banco Real, with lifetime benefit it was granted in the same condition as the active employee, in this case, with the same coverage and plan design.

Eligible only for basic plans and premium apartment, if the beneficiary chooses for the apartment plan he pays the difference between the plans plus the co-participation in the basic plan. Not allowed new additions of dependents. It is subsidized in 90% of the plan.

Bandeprev’s Retirees: health care plan granted to Bandeprev’s retirees as a lifetime benefit, for which Banco Santander is responsible for subsidizing 50% of the benefits of employees retired until November 27, 1998. For whom retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to a small closed group of former directors coming from Banco Sudameris, being 100% subsidized by the Bank.

Free Clinic: health care plan (free clinic) is offered for a lifetime to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard infirmary where the cost is 100% of the Foundation Sudameris.

Life Insurance for Banco Real Retirees (Life Insurance): granted for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45% of the value. It is a closed group.

Life Insurance Assistance Boxes (Life Insurance): included in the bulk of the life insurance in December 2018 the insurance of the retirees of the DCA, DAB and CACIBAN plans. This insurance was granted to retirees of the former Southern Bank, coverage was according to the choice of retiree at the time of joining the benefit. The Bank's allowance is 50% of the premium amount for the holder and some retirees have the spouse clause bearing 100% of the cost. It is a closed mass.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are calculated using actuarial calculations based in the present value of the current cost.

Individual and Consolidated Financial Statements – March 31, 2019       87

				Bank
		03/31/2019		03/31/2018
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(3,916,072)	(700,347)	(4,176,476)	(701,551)
Fair Value of Plan Assets	3,981,705	-	3,579,117	-
	65.633	(700.347)	(597.359)	(701,551)
Being:
Superavit	65,633	-	-	-
Deficit	-	(700,347)	(597,359)	(701,551)
Amount not Recognized as Assets	(65,633)	-	-	-
Net Actuarial Asset on December 31, 2018 and 2017 (Note 12)	-	-	-	-
Net Actuarial Liability on December 31, 2018 and 2017 (Note 21)	-	(700,347)	(597,359)	(701,551)
Net Actuarial Asset on March 31, 2019 and 2018 (Note 12)	22,082	-	-	-
Contributions Effected	22,082	12,563	13,855	8,214
Revenues (Expenses) Recorded	(375)	(15,893)	(15,020)	(16,593)
Net Actuarial Liability on March 31, 2019 and 2018 (Note 21)	21,708	(703,678)	(598,523)	(709,930)
Other Equity Valuation Adjustments	(827,174)	(181,993)	(603,804)	(213,839)
Actual Return on Plan Assets	558,673	-	619,635	-

				Consolidated
		03/31/2019		03/31/2018
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(4,088,724)	(700,347)	(4,350,305)	(701,551)
Fair Value of Plan Assets	4,157,250	-	3,728,084	-
	68.526	(700.347)	(622.221)	(701,551)
Being:
Superavit	68,526	-	-	-
Deficit	-	(700,347)	(622,221)	(701,551)
Amount not Recognized as Assets	(68,526)	-	-	-
Net Actuarial Asset on December 31, 2018 and 2017 (Note 12)	-	-	-	-
Net Actuarial Liability on December 31, 2018 and 2017 (Note 21)	-	(700,347)	(622,221)	(701,551)
Net Actuarial Asset on March 31, 2019 and 2018 (Note 12)	22,656	-	-	-
Contributions Effected	22,656	12,563	14,198	8,214
Revenues (Expenses) Recorded	(473)	(15,893)	(15,766)	(16,593)
Net Actuarial Liability on March 31, 2019 and 2018 (Note 21)	22,183	(703,678)	(623,790)	(709,930)
Other Equity Valuation Adjustments	(839,216)	(181,993)	(586,155)	(213,839)
Actual Return on Plan Assets	577,483	-	651,971	-

In the first half of 2019, there was an increase in the cost contribution established for a post-employment benefit plan, which is calculated as a percentage of the total monthly compensation of associates. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The envisaged changes resulted a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

Opening of actuarial gains (losses) by experience, financial assumptions and demographic assumptions as of December 31, 2018 and 2017, valid for March 31, 2019 and 2018:

				Bank
		12/31/2018		12/31/2017
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(167,818)	91,588	(211,610)	(75,069)
Changes in Financial Assumptions	(304,427)	(59,742)	(318,642)	(49,136)
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(472,239)	31,847	(530,253)	(124,205)
Return on Investment, Return Unlike Implied Discount Rate	282,012	-	284,146	-
Gain (Loss) Actuarial - Assets	282,012	-	284,146	-
Change in Irrecoverable Surplus	(50,792)	-	-	-

				Consolidated
		12/31/2018		12/31/2017
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(171,399)	91,588	(228,327)	(75,069)
Changes in Financial Assumptions	(317,208)	(59,742)	(331,149)	(49,136)
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(488,606)	31,847	(559,476)	(124,205)
Return on Investment, Return Unlike Implied Discount Rate	307,048	-	303,504	-
Gain (Loss) Actuarial - Obligation	307,048	-	303,504	-
Change in Irrecoverable Surplus	(52,604)	-	-	-

Individual and Consolidated Financial Statements – March 31, 2019       88

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander as of December 31, 2018 and 2017, valid for March 31, 2019 and 2018:

		Duration (in Years)
Plans	12/31/2018	12/31/2017
Cabesp	14.16	13.02
Bandepe	14.73	14.47
Free Clinic	11.04	10.88
Lifelong Directors	8.63	8.49
Circular (1)	11.72 and 10.68	12.40 and 10.15
Life Insurance	7.82	7.64

(1) The duration 11.72 (12/31/2018 – 12.40) refers to the plan of Former Employees of Banco ABN Amro and 10.68 (12/31/2018 - 10.15) to the plan of Former Employees of Banco Real.

c) Management of Plan Assets

The main asset categories as percentage of total assets of the plan were the following:

		Bank/Consolidated
	12/31/2018	12/31/2017
Equity Instruments	4.8%	4.6%
Debt Instruments	94.6%	94.6%
Real Estate	0.3%	0.4%
Others	0.3%	0,4%

d) Actuarial Assumptions Adopted in Calculations

The actuarial assumptions adopted in the calculations as of December 31, 2018 and 2017, valid for March 31, 2019 and 2018, are as follows:

				Bank/Consolidated
		12/31/2018		12/31/2017
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	9.1%	9.3%	9.5%	9.7%
Rate Calculation of Interest Under Assets to the Next Year	9.1%	9.3%	9.5%	9.7%
Estimated Long-term Inflation Rate	4.0%	4.0%	4.0%	4.0%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

e)  Sensitivity Analysis

The assumptions regarding rates related to the cost of medical care have a significant effect on the amounts recognized in the income statement. The change of one percentage point in health care cost rates would have the following effects:

				Sensibility
		12/31/2018		12/31/2017
	(+) 1.0%	(-) 1.0%	(+) 1.0%	(-) 1.0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities	69,961	(62,469)	57,001	(63.510)
Effect on the Present Value of Obligations	761,619	(680.061)	597,410	(665,700)

Individual and Consolidated Financial Statements – March 31, 2019       89

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local and Global Program

Below are the long-term compensation programs and their technical features.

Program	Plan	Liquidity Type	Vesting Period	Period of Exercise/Settlement
Local	SOP 2013 (1)	Banco Santander Brasil Shares	Jun/2013 to Jun/2016	from 06/30/2016 to 06/30/2018
Local	Long-Term Incentive Plan - Private Ultra High (2)	Money	Dec/2017 to Dec/19	On March/20 and March/21
Global	Global Long-Term – ILP CRDIV - Granted 2015 (3) (4)	Santander Global Group Shares	2015 to 2016	In 2019

(1) The Units amount to be exercised by the participants was determined according to the result of a Bank performance parameter: Total Return to Shareholder (RTA) and adjusted by the Risk-Weighted Asset Return (RORWA) and budgeted in each fiscal year. The final achievement of the plan was 89.61%.

(2 It aims the growth and profitability of the Private business and the recognition of the Participant's contribution.

(3) Subject to the achievement of the Santander Group's RTA performance indicator, comparing the Group's performance in this indicator with respect to the main global competitors.

(4) Plans do not cause dilution of the Bank's share capital, since they are paid in shares of Bank Santander Espana

a) Fair Value and Plans Performance Parameters

    i.    Private Ultra High

Each participant has a target in Reais, if the indicators are reached, the target will be applied on the reference value, the first, paid in March 2020 and the second in March 2021.

Phase 1 (Reference Value)	Phase 2 (Calculation of Cash Incentive)
BAI (Earnings Before Private Segment Income Tax) 2017	BAI 50%
MOL - 25% (Private Ultra High Segment Net Margin Indicator)
AUM - 25% (Private Ultra High Segment Assets Under Management Indicator)

    ii. Long-Term Incentive Global Plan CRDIV - Grant 2015

The targets of shares agreed to each participant will be obtained through the application of the coefficients in two stages: initially for eligibility verification (2015-2016) and a second time to calculate the due number of shares (2016, 2017 e 2018).

Phase 1	Phase 2
RTA versus Competitors	RTA versus Competitors
ROTE (Return on Tangible Capital) of the Bank versus Budget	ROTE Bank versus Budget
Employee Satisfaction
Clients satisfaction
Business Link vs. Budget

Each executive has a target in Reais, which was converted into shares of the Santander Group (SAN) for a price of R$17,473, which will be delivered in 2019, with a restriction of one year after delivery.

	Number of Shares			Date of Commencement of the Period	Date of Expiry of Period
		Granted Year	Employees
2nd Long -Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	Jan-15	Dec-18
Balance Plans on December 31, 2018	1,775,049

b) Impact Results

The impacts on income are recorded in the Personnel Expenses line, as follows:

	Bank		Consolidated
Plan	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018
Long-Term Incentive - Private Ultra High	-	2,935	-	2,935
Global Long – Term – ILP CRDIV - Granted 2014 and 2015	-	1,298	-	1,319

Individual and Consolidated Financial Statements – March 31, 2019       90

f.2) Referenced Variable Remuneration in Shares

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferral) for payment of the variable compensation of directors and certain employees, which was approved in EGM of December 14, 2015.

The approval of the last proposal of the incentive plan (deferment) to pay the variable remuneration of administrators and certain employees occurred on October 25, 2016, as approved by the EGM held on December 21, 2016.

In this proposal, certain requirements for future deferred payment of a portion of the variable compensation due to its managers and other employees were considered, considering the long-term sustainable financial bases and adjustments in future payments based on the risks assumed and the changes in the cost of capital.

The variable Banco Santander compensation plan is divided into two programs: (i) Collective Identified and (ii) Collective Unidentified. The impacts on income are recorded in the Personnel Expenses line, as follows:

			Bank		Consolidated
Program	Participant	Liquidity Type	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	8,400	3,551	9,498	3,131
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	100% cash indexed to 100% of CDI	13,209	16,025	13,713	15,429

35.          Risk Management Structure

Banco Santander in Brazil follows the model based on a prudent risk management. It has specialized management structure for each risks listed below, as well as an area that carries out the Integrated Risk Management of the Group, disseminates Risk Pro Culture, manages risk self-assessment and controls Risk Appetite (RAS) - which is approved by the Board of Directors -, atending the requirements of the local regulator and the international good practices, aiming to protect capital and ensure business profitability.

The fundamental principles that rule the risk governance model are:

•   All employees are responsible for the management of risk;

•   Senior Management Engagement;

•   Independence of risk control and management functions;

•   Comprehensive approach to management and control of risks;

•   Risk management and control must be based on timely, accurate and sufficiently granular management information.

A.     Credit Risk

The credit risk management is based on accompaniments of credit portfolio and new credit operation indicators. Considering the economic scenario, profitability and defaults projections are estimated under control of appetite for risk. These projections are the basis for a redefinition of credit policies, which affect both the credit evaluation for a specific customer as  customers with similar profile.

Another relevant aspect is the preventive management of credit, which is fundamental in maintaining the quality of Banco Santander's portfolio. The monitoring of the customer portfolio is a daily routine of the entire commercial area, with the support of the central areas.

To measure the quality of a client’s or facility’s credit, the Bank uses its own models score/rating, made by Metodology and independent Validation areas.

On credit restructuring and recovery the Bank uses specific collection teams, which may be:

• Internal teams specializing in with direct action against defaulting clients with delays exceeding 60 days and more significant amounts; and

• External partners specializing in collecting, notifying and filing high-risk clients.

Individual and Consolidated Financial Statements – March 31, 2019       91

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy (only credit rights), but the Santander may maintain relationships and transactional means with assigned clients.

Besides, the bank constitutes provision in accordance with the current legislation of Bacen and National Monetary System (Note 8.e).

B.    Market Risk Management

The management of the market risk consists on developing, measuring and monitoring the use of limits previously approved in internal committees, relevant to the value at risk of the portfolios, the sensitivities arising from variation in market data (interest rates, indices, prices, exchange rates, etc.), liquidity gaps, among others, which might affect the positions of Banco Santander's portfolios in the various markets where it operates.

C.    Operational Risk and Internal Controls

Santander's operational risk management model is based on the market best practices and its premise is to evaluate, monitor, control and implement improvements to reduce exposure to risks and losses, in line with the risk appetite approved by the Board of Directors and we adopted the definition of the Basel Committee and Brazilian Central Bank for operational risk. Our governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to assure support the proper operational risk management.

The Internal Controls Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and compliance components and allows compliance with the requirements of regulators BACEN, CVM, B3, SUSEP and SarbanesOxley - SOX (Security Exchange Commission).

D.    Compliance and Reputacional Risk Management

Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, Consulting, risk assessment and corporate communication of rules and laws to be applied to each businesses area of the Banco Santander.

E.     Unit for the Prevention of Money Laundering and Financing of Terrorism

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the guidelines of the Bank's customer acceptance policy, establishes regulations, procedures and acculturation related to the subject monitors the risks inherent in the products and transactions carried out.

F.     Social and Environmental Risk

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes guidelines and consolidates specific policies for social-environmental practices used in business and stakeholder relations. These practices including social and environmental risk management, impacts and opportunities related themes, such as, adequacy in the concession or use of credit, supplier management and analysis of the social and environmental risk which is carried out through the analysis of the socio-environmental practices of wholesale and segment Empresas 3 retail clients, that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. In other to mitigate operational, capital, credit and reputational risk. Since 2009 Santander is Equator Principles signatory, which standards are applied in order to mitigate social and environmental risks when financing big projects.

The commitments assumed in the PRSA are detailed in others Bank policies, such as, the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social-Environmental Risk Policies, besides that the Private Social Investment Policy, which aims to guide the strategy of this topic and present guidelines for social programs that strengthen this strategy.

G.    Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in capital management;

• Ensure that the capital limits established in management, risk appetite and the Risk Identification Assessment (RIA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Senior Management actively participates in capital management and that it´s recurrently informed about the behavior of capital indicators.

Santander Brasil has a director responsible for capital management, appointed by the Board of Directors. Furthermore, there is an institutional policy of capital management, which serves as a guideline for calculation, management, control and reporting of the Capital, fulfilling all the defined requirements for a capital management structure established in the Resolution 4,557/2017.

Individual and Consolidated Financial Statements – March 31, 2019       92

For further information, see the "Risk and Capital Management Structure - Resolution nº. 4,557 / BACEN" in "Corporate Governance" and "Risk Management" at https://www.ri.santander.com.br/

36.          Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Put option of equity interest in Banco Olé Bonsucesso Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Aymoré CFI. The closing of the transaction is conditioned to implementation of the proceedings set forth in the Investment Agreement.

b) Acquisition of residual equity interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Minority shareholders of Getnet S.A. executed an amendment to the Shares’ Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander commits to acquire all of the Minority shareholders’ shares, corresponding to 11.5% of Getnet S.A. capital stock, per the amount of R$1,431,000. The acquisition was approved by Bacen on February 18, 2019 and closed on February 25, 2019, as a consequence Santander Brasil has become the holder of 100% of the shares representatives of the capital stock of Getnet S.A.

c) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade will act in the development and management of customer loyalty programs. On November 26, 2018, Esfera Fidelidade had its capital stock increased in the amount of R$10,000, amounting the full share capital of R$10,000, divided into 10,001,000 (ten million and one thousand) nominative common shares without par value, entirely held by Banco Santander. The company started its operation in November 2018.

d) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A., through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors.

e) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios, with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards.

In the EGM held on August 1, 2018, BEN Benefícios had its capital increased in R$ 45,000, passing the capital stock to the amount of R$ 45,001, divided into 45,001,000 (forty-five million and one hundred thousand) registered common shares without par value, fully owned by Banco Santander.

In the EGM held on March 27, 2019, Santander Brasil approved the capital increase in the amount of R$44,999, totalizing R$90,000 of capital stock distributed into 90,000,000 (ninety million) common shares without par value, fully held by Santander Brasil.

BEN Benefícios started its activities in the first quarter of 2019.

f) Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A.

On February 19 and 28, 2018, Banco Santander purchased, respectively, the totality of shares of Isban Brasil, formerly held by Ingeniería de Software Bancário, S.L., and of Produban Serviços de Informática, formerly held by Produban Servicios Informáticos Generales, S.L., for the amount of R$61,078 and R$42,731, respectively. The parties involved in the transactions had Banco Santander, S.A. (Santander Spain) as common indirect controller, being such transactions carried-out under market conditions. At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33,000, through the issuance of 11,783,900 (eleven million, seven hundred and eighty-three thousand and nine hundred) shares, without par value, entirely subscribed and paid in by Banco Santander. On February 28, 2018, the company Isban Brasil was merged into Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática had its corporate name changed to Santander Brasil Tecnologia S.A. In continuity, on February 28, 2018, Produban Servicios Informáticos Generales, S.L. (currently named Santander Global Technology, S.L.) approved the merger of the spin-off share of Produban Serviços de Informática into Produban Brasil Tecnologia e Serviços de Informática Ltda. (currently named Santander Global Technology Brasil Ltda.).

Individual and Consolidated Financial Statements – March 31, 2019       93

g) Sale of equity interest in BW Guirapá I S.A.

On December 22, 2017, Santander Corretora de Seguros, Cia. de Ferro Ligas da Bahia - Ferbasa SA and Brazil Wind S.A. executed agreement for the sale of 100% of the shares issued by BW Guirapá I S.A. held by Santander Corretora de Seguros and Brazil Wind to Ferbasa. The basic price of the total sale was R$414,000, and an additional amount of up to R$35,000 may be paid if future targets stipulated in the Contract are met. As of January 1, 2018, this investment was written-off and, as a consequence, the assets and liabilities of BW Guirapá I and its subsidiaries were no longer consolidated by Banco Santander. On April 2, 2018, the transaction was concluded.

h) Formation of Santander Auto S.A.

On December 20, 2017, Banco Santander and HDI Seguros S.A. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, 2018 the partnership was approved by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), on April, 30, 2018, was approved by the Brazilian Central Bank and, on May, 15, 2018, SUSEP's prior approval was obtained. On October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Investments and Participations S.A., Sancap and HDI Seguros formed Santander Auto S.A., with capital of R$15,000. On January 9, 2019, Susep granted to Santander Auto the authorization to operate insurance throughout national territory.

i) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito, were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. In the EGM held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285,205, so that the capital stock increased from R$65,823 to R$351,028. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

j) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai and an insurance brokerage company with the purpose to provide, respectively, auto finance and financial and insurance brokerage services to clients and dealers of Hyundai in Brazil.

On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré CFI and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré CFI and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A., as well as the capital stock increase in R$99,995, passing to the amount of R$100,000, divided into 100,000,000 (one hundred million) nominative common shares without par value. On December 13, 2018, the incorporation procedure of Banco Hyundai Capital Brasil S.A. was concluded.

In the EGM held on February 19, 2019, the shareholders of Banco Hyundai approved the capital increase in the amount of R$200,000, summing the total value of R$300,000 distributed into 300,000,000 (three hundred million) common shares without par value, held in the proportion of 50% by Aymoré CFI and 50% by Hyundai Capital.

On February 21, 2019, the authorization to operate  granted by Bacen for the functioning of Banco Hyundai was published in the Federal Official Gazette. The expectation is that Banco Hyundai will start to operate in the first semester of 2019, being set that Aymoré CFI holds the effective operational control of this entity.

k) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by Bacen on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by Bacen on January 22, 2019. The company started its operations on March 14, 2019.

Individual and Consolidated Financial Statements – March 31, 2019       94

37.          Other Information

a) The co-obligations and risks on guarantees provided on behalf of clients, recorded in compensation accounts, amounted to R$39,439,926 (12/31/2018 - R$40,396,524) in the Bank and R$39,702,128 (12/31/2018 - R$40,761,287) in the Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$1,920,221 (12/31/2018 - R$1,896,689) and the total amount of investment funds and assets managed is R$207,335,403 (12/31/2018 - R$200,366,262) recorded in compensation accounts.

c) The insurance contracted in effect on March 31, 2019, the global bank, fires, vehicles and other, have coverage amount of R$1,779,131 (12/31/2018 - R$1,779,131) in the Bank and R$1,786,863 (12/31/2018 - R$1,786,863) in the Consolidated and global bank, was hired insurance with coverage amount of R$496,125 (12/31/2018 - R$496,125) in the Bank and Consolidated, may be used alone or together, provided they do not exceed the contracted amount. In addition, on March 31, 2019 there are other current policies related to other assets in the amount of R$7,615,565.

d) In March 31, 2019 and December 31, 2018, there were no active related operations and obligations for active related operations.

e) Clearing and Settlement Agreements - CMN Resolution 3,263/2005 - Banco Santander has an agreement for the compensation and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties that have this modality of agreement. These agreements establish that the payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criteria and includes the right to opt for renewals and adjustment clauses, classified as operating lease. The total of the future minimum payments of non-cancellable operating leases is shown below:

	03/31/2019	12/31/2018
Up to 1 Year	694,417	670,553
Between1 to 5 Years	1,467,119	1,435,970
More than 5 Years	178,250	167,868
Total	2,339,787	2,274,391

Additionally, Banco Santander has contracts with no maturity date determined, totaling R$712 (12/31/2018 - R$674) corresponding to the monthly rent contracts with this feature. Payment of operating leases recognized as expenses in the first quarter of 2019, were at the valued of R$176,716 (2018 - R$172,769).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, in accordance with contractual clauses and legislation.

Individual and Consolidated Financial Statements – March 31, 2019       95

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
EXECUTIVE’S REPORT OF FINANCIAL STATEMENTS

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that they have discussed, reviewed and agreed to the Financial Statements under the BRGAAP criterion of Banco Santander, which includes the Independent Auditors' Report on the Financial Statements under the BRGAAP criterion of Banco Santander for the period ended on March 31, 2019, and the documents that comprise them, being: Management Report, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of value added and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 15, 1976 (the Brazilian Corporation Law), the rules of the Central Bank of Brazil in accordance with the model of the National Financial System Institutions Accounting Plan (COSIF) and other applicable regulations and legislation. These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee.

Members of Banco Santander´s Executive Board on March 31, 2019:

Chief Executive Officer

Sérgio Agapito Lires Rial

Senior Vice-President Executive Officers

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mário Roberto Opice Leão

Patrícia Souto Audi
Vanessa de Souza Lobato Barbosa

Executive Officers

José Roberto Machado Filho

Officers without specific designation

Alexandre Grossmann Zancani

Amancio Acúrcio Gouveia

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa*

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz*

Franco Luigi Fasoli*

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Individual and Consolidated Financial Statements – March 31, 2019       96

Igor Mario Puga

Jean Paulo Kambourakis*

José Teixeira de Vasconcelos Neto

Leopoldo Martinez Cruz

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Malanga

Marino Alexandre Calheiros Aguiar

Nilton Sergio Silveira Carvalho

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti*

Robson de Souza Rezende

Rodrigo Cury

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

(*) Members of the Company’s Board of Officers appointed in the Board of Directors’ meeting held on March 27, 2019. The appointed officers shall take office upon authorization granted by the Central Bank of Brazil, pursuant to the applicable regulations.

Individual and Consolidated Financial Statements – March 31, 2019       97

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
EXECUTIVE’S REPORT OF FINANCIAL STATEMENTS

In order to comply with the provisions of article 25, paragraph 1, item V, of the Instruction of the Securities and Exchange Commission (CVM) 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) S.A. or Company) declare that they have discussed, reviewed and agreed to the Financial Statements under the BRGAAP criterion of Banco Santander, which includes the Independent Auditors' Report on the Financial Statements under the BRGAAP criterion of Banco Santander for the period ended on March 31, 2019, and the documents that comprise them, being: Management Report, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of value added and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 15, 1976 (the Brazilian Corporation Law), the rules of the Central Bank of Brazil in accordance with the model of the National Financial System Institutions Accounting Plan (COSIF) and other applicable regulations and legislation. These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee.

Members of Banco Santander´s Executive Board on March 31, 2019:

Chief Executive Officer

Sérgio Agapito Lires Rial

Senior Vice-President Executive Officers

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco

Patrícia Souto Audi
Manoel Marcos Madureira
Mário Roberto Opice Leão
Vanessa de Souza Lobato Barbosa

Executive Officers

José Roberto Machado Filho

Officers without specific designation

Alexandre Grossmann Zancani

Amancio Acúrcio Gouveia

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa*

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz*

Franco Luigi Fasoli*

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

Individual and Consolidated Financial Statements – March 31, 2019       98

Jean Paulo Kambourakis*

José Teixeira de Vasconcelos Neto

Leopoldo Martinez Cruz

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Malanga

Marino Alexandre Calheiros Aguiar

Nilton Sergio Silveira Carvalho

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti*

Robson de Souza Rezende

Rodrigo Cury

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

(*) Members of the Company’s Board of Officers appointed in the Board of Directors’ meeting held on March 27, 2019. The appointed officers shall take office upon authorization granted by the Central Bank of Brazil, pursuant to the applicable regulations.

ir

Individual and Consolidated Financial Statements – March 31, 2019       99

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 29, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer